           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 2002


                                                      REGISTRATION NO. 333-86746
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                                KIRKLAND'S, INC.
             (Exact name of Registrant as specified in its charter)

              TENNESSEE                                 5719                                62-1287151
     (State or other jurisdiction           (Primary Standard Industrial                 (I.R.S. Employer
  of incorporation or organization)         Classification Code Number)                Identification No.)

                             ---------------------

                                 805 N. PARKWAY
                            JACKSON, TENNESSEE 38305
                                 (731) 668-2444
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                             ---------------------

                               ROBERT E. ALDERSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 805 N. PARKWAY
                            JACKSON, TENNESSEE 38305
                                 (731) 668-2444
               (Name, address, including zip code, and telephone
               number, including area code, or agent for service)

                             ---------------------

                                   COPIES TO:

                 BARRY M. ABELSON, ESQ.                                   VALERIE FORD JACOB, ESQ.
                 ROBERT A. FRIEDEL, ESQ.                          FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                   PEPPER HAMILTON LLP                                       ONE NEW YORK PLAZA
                  3000 TWO LOGAN SQUARE                                      NEW YORK, NY 10004
                  18TH AND ARCH STREETS                                        (212) 859-8000
               PHILADELPHIA, PA 19103-2799
                     (215) 981-4000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                             ---------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                             ----------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED JUNE 24, 2002


PROSPECTUS

                                7,000,000 SHARES

                            (KIRKLAND'S, INC. LOGO)

                                  COMMON STOCK

                             ----------------------


       This is Kirkland's, Inc.'s initial public offering. We are selling 6,174,000 shares and the selling shareholders are selling 826,000 shares. The underwriters are offering all of the shares in the U.S. and Canada.



       We expect the initial public offering price to be between $17.00 and $19.00 per share. Prior to this offering, there has been no recent public market for our common stock. Our common stock has been approved for listing on the Nasdaq National Market under the symbol "KIRK."


       INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.
                             ----------------------

                                                              PER SHARE               TOTAL
                                                              ---------               -----
Public offering price.......................................     $                      $
Underwriting discount.......................................     $                      $
Proceeds, before expenses, to Kirkland's, Inc...............     $                      $
Proceeds, before expenses, to the selling shareholders......     $                      $


       Approximately $49.4 million of Kirkland's net proceeds from this offering will be used to repurchase stock held by our affiliates and pay associated accrued dividends and interest. See the "Use of Proceeds" section beginning on page 19 of this prospectus.



       The underwriters may also purchase up to an additional 1,050,000 shares from the selling shareholders at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.


       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about                , 2002.

                             ----------------------

MERRILL LYNCH & CO.
              CIBC WORLD MARKETS
                              SUNTRUST ROBINSON HUMPHREY
                                           U.S. BANCORP PIPER JAFFRAY

                             ----------------------

             The date of this prospectus is                , 2002.

     [Map of states where Kirkland's stores are located, and photographs depicting scenes inside typical Kirkland's stores.]

                               TABLE OF CONTENTS


                                                               PAGE
                                                               ----
Prospectus Summary..........................................      1
Risk Factors................................................      9
Disclosure Regarding Forward-Looking Statements.............     18
About This Prospectus.......................................     18
Use of Proceeds.............................................     19
Dividend Policy.............................................     20
Dilution....................................................     21
Capitalization..............................................     23
Selected Consolidated Financial Data........................     24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     28
Business....................................................     42
Management..................................................     55
Related Party Transactions..................................     67
Principal and Selling Shareholders..........................     73
Description of Capital Stock................................     77
Shares Eligible for Future Sale.............................     82
United States Tax Consequences to Non-United States
  Holders...................................................     84
Underwriting................................................     88
Legal Matters...............................................     91
Experts.....................................................     91
Where You Can Find More Information.........................     92
Index to Financial Statements...............................    F-1
Unaudited Pro Forma Consolidated Condensed Financial
  Statements................................................    P-1


                             ----------------------

       You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

       The following summary highlights information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including the "risk factors" section. In this prospectus, "Kirkland's," "we," "our" and "us" refer to Kirkland's, Inc. and its subsidiaries, unless the context requires otherwise. On January 1, 2001, we changed our fiscal reporting year from a calendar year to a 52/53-week basis ending on the Saturday closest to January
31. As used herein, the term "fiscal 2001" refers to the 52 weeks ended February 2, 2002 and any reference to any fiscal year prior to fiscal 2001 refers to the 12 months ended December 31 of that fiscal year. Adjusted EBITDA is defined in "Summary Consolidated Financial and Other Data."

                                   KIRKLAND'S


       We are a leading specialty retailer of home decor in the United States, operating 236 stores in 28 states. Our stores present a broad selection of distinctive merchandise, including framed art, mirrors, candles, lamps, picture frames, accent rugs, garden accessories and artificial floral products. Our stores also offer an extensive assortment of holiday merchandise, as well as items carried throughout the year suitable for giving as gifts. In addition, we use innovative design and packaging to market home decor items as gifts. We provide our predominantly female customers an engaging shopping experience characterized by a diverse, ever-changing merchandise selection at surprisingly attractive prices. Our stores offer a unique combination of style and value that has led to our emergence as a leader in home decor and has enabled us to develop a strong customer franchise. As a result, we have achieved substantial growth over the last five fiscal years. Since the beginning of 1997, our net sales have grown at a compounded annual growth rate of 19%. For the fiscal year ended February 2, 2002, we recorded net sales of $307.2 million. For the fiscal quarter ended May 4, 2002, we recorded net sales of $66.2 million, an 18% increase from the fiscal quarter ended May 5, 2001.


       Kirkland's was co-founded in 1966 by our current Chairman, Carl Kirkland. We opened our first store in Jackson, Tennessee and have grown steadily thereafter. Although originally focused in enclosed malls in the Southeast, we have expanded beyond that region and also have begun to open stores in selected non-mall venues. Currently, over 40% of our stores are located outside the Southeast, including 60 of the 100 new stores opened since the beginning of fiscal 1997. We currently operate in major metropolitan markets like Houston, Texas and Atlanta, Georgia, middle markets such as Birmingham, Alabama and Buffalo, New York and smaller markets such as Appleton, Wisconsin and Panama City, Florida.

       As we more than doubled our store base from 104 stores at the end of fiscal 1995 to 226 stores at the end of fiscal 1999, we realized the need to strengthen our infrastructure and enhance several aspects of our operations in order to execute a rapid national expansion. Beginning in late 1999, we undertook a series of initiatives that enabled us to make faster and smarter inventory buying and distribution decisions, to manage the flow of merchandise to our stores more efficiently and to improve overall financial performance. These initiatives included:

       COMPLETING KEY INVESTMENTS IN INFORMATION TECHNOLOGY. Since late 1999, we have invested $6.5 million in several key information systems projects that provide our decision makers with better tools to increase sales, improve operational efficiency, control and distribute inventory and monitor critical performance indicators on a daily basis.

       DEVELOPING A MORE SCALABLE DISTRIBUTION INFRASTRUCTURE. In March 2001, we consolidated our central distribution operations into one 303,000-square-foot, leased facility in Jackson, Tennessee, which allowed us to increase our dollar volume of centrally distributed merchandise by 25% from fiscal 2000 to fiscal 2001. In May 2002, we expanded our central distribution operations through the lease of a 168,000-square-foot warehouse near our other distribution facility. These modern facilities, together with other improvements to our supply chain, have helped us to keep our stores stocked with fresh merchandise and to reduce significantly the cost of managing inventories at the store level.

       STRENGTHENING EXECUTIVE MANAGEMENT. Since the second half of 1999, we have added six senior managers, including key hires in merchandising, store operations and information technology. These additions, along with several other key hires and promotions, have broadened the abilities of our management team and have provided leadership to key areas of our business. We believe our management team has valuable experience both from Kirkland's and from other national retailers.


       IMPROVING STORE-LEVEL OPERATING PERFORMANCE. In January 2001, we instituted a plan to improve net sales, increase cash flow and return our stores to higher levels of profitability. The cornerstone of this plan was to reduce store-level inventories and improve inventory turnover. We also intensified our efforts to control and lower store operating expenses and close under-performing stores.


       We believe the convergence of these operational initiatives led to the significant improvement in our fiscal 2001 operating results as compared to fiscal 2000. For fiscal 2001, our comparable store net sales increased 13.3% over the 53-week period ended February 3, 2001. Net cash provided by operating activities increased to $37.5 million as compared to $1.3 million in fiscal 2000, and inventory turnover in fiscal 2001 increased to 3.48x as compared to 2.45x in fiscal 2000. As evidenced by the improvement in our operating results, we believe these initiatives have positioned us to expand our proven retail concept and strengthen our position as a leading specialty retailer of home decor in the United States.

KEY OPERATING STRENGTHS

       Our goal is to be the leading specialty retailer of home decor in each of our markets. We believe the following elements of our business strategy differentiate us from our competitors and position us for profitable growth:

       ITEM-FOCUSED MERCHANDISING. While our stores contain items covering a broad range of complementary product categories, we emphasize key items within our targeted categories rather than merchandising complete product classifications. Although we do not attempt to be a fashion leader, our experienced buyers work closely with our vendors to identify and develop stylish merchandise reflecting the latest trends. We estimate that over 60% of our merchandise is designed or packaged exclusively for Kirkland's, which distinguishes us in the marketplace and enhances our margins.

       EVER-CHANGING MERCHANDISE MIX. We believe our ever-changing merchandise mix of over 5,000 stock keeping units, or "SKUs," creates an exciting "treasure hunt" environment, encouraging strong customer loyalty and frequent return visits to our stores. The merchandise in our stores typically is traditionally styled for broad market appeal, yet it reflects an understanding of our customer's desire for newness and freshness.

       STIMULATING VISUAL PRESENTATION. Our stores have a distinctive, "interior design" look that helps customers visualize the merchandise in their own homes and inspires decorating and gift-giving ideas. Using multiple merchandise arrangements to simulate home settings, we group complementary merchandise creatively throughout the store, rather than displaying products strictly by category or product type. We believe this cross-category merchandising strategy encourages customers to browse for longer periods of time, promoting add-on sales.

       STRONG VALUE PROPOSITION. Our customers regularly experience the satisfaction of paying noticeably less for items similar or identical to those sold by other retail stores or through catalogs. This strategy of providing a unique combination of style and value is an important element in making Kirkland's a destination store. While we carry items in our stores that sell for several hundred dollars, most items sell for under $50 and are perceived by our customers as affordable luxuries.

       FLEXIBLE APPROACH TO REAL ESTATE. Our stores operate successfully across a wide spectrum of different regions, market sizes and real estate venues. The flexibility of our concept enables us to select the most promising real estate opportunities that meet requisite economic and demographic criteria within our target markets.

GROWTH STRATEGY

       Key elements of our growth strategy are outlined below:

       OPENING NEW STORES USING OUR PROVEN STORE MODEL. Over the past six years, we have more than doubled our store base, principally through new store openings. We intend to continue opening new stores both in existing and new markets. We believe there are currently more than 800 additional locations in the United States that could support a Kirkland's store. Although our rate of expansion will depend on the continued availability of adequate capital, we expect to open approximately 15 new stores during fiscal 2002, two of which have been opened through May 4, 2002, and approximately 35 new stores during fiscal 2003.

       We believe our proven store model produces strong store-level cash flow and provides an attractive store-level return on investment. In fiscal 2001, our average store generated net sales of approximately $1.3 million and store-level EBITDA of approximately $227,000, or 17.4% of net sales. The average first full year cash return on investment for the 93 stores opened from 1997 through 2000 was approximately 47%.


       INCREASING STORE PRODUCTIVITY. We plan to increase our sales per square foot and store profitability by leveraging our recent investments in information systems and central distribution, which together contributed to our 18.5% increase in net sales and our 16.5% increase in average net sales per square foot in fiscal 2001. We also believe that our store productivity will benefit from our strong customer franchise, our continuing efforts to enhance the Kirkland's brand, and favorable consumer and demographic trends.


                             ----------------------

       The future success of our operating and growth strategies is subject to risks. See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

       We are incorporated in Tennessee, our principal executive offices are located at 805 N. Parkway, Jackson, Tennessee 38305, and our telephone number is
(731) 668-2444. Our Internet web site address is www.kirklands.com. The information contained or incorporated in our web site is not a part of this prospectus.

                                  THE OFFERING


Common stock offered:
  By us..........................    6,174,000 shares


  By the selling shareholders....    826,000 shares



     Total.......................    7,000,000 shares



Shares outstanding after the
offering.........................    17,327,967 shares



Use of proceeds..................    We estimate that our net proceeds from this
                                     offering will be approximately $101.7
                                     million. We intend to use these net
                                     proceeds principally to:


                                     - repay all of our outstanding subordinated
                                       debt; and

                                     - purchase a portion of the outstanding
                                       shares of Class A Preferred Stock, Class
                                       B Preferred Stock, Class C Preferred
                                       Stock, Class D Preferred Stock and common stock.

                                     We will not receive any proceeds from the sale of shares of common stock by the selling shareholders. See "Use of Proceeds."

Risk factors.....................    See "Risk Factors" and other information
                                     included in this prospectus for a
                                     discussion of factors you should carefully consider before deciding to invest in shares of the common stock.


Nasdaq National Market symbol....    "KIRK"



       The number of shares outstanding after the offering is based on an assumed initial public offering price of $18.00 per share (the midpoint of the range on the front cover of this prospectus). The number of shares of common stock to be issued to existing shareholders upon conversion of their preferred stock will be determined by reference to the actual initial public offering price. See "Related Party Transactions - Pre-Offering Transactions." The number of shares outstanding after the offering excludes an aggregate of 3,724,947 shares of common stock reserved for issuance under outstanding stock options and under our 1996 Executive Incentive and Non-Qualified Stock Option Plan, 2002 Equity Incentive Plan and Employee Stock Purchase Plan. Options to purchase 724,947 shares of common stock will be outstanding upon completion of this offering, of which options to purchase 219,106 shares will be exercisable upon completion of this offering.



       Unless the context otherwise requires, all information in this prospectus
(i) gives retroactive effect to a 54.9827-for-one stock split of the common stock which will occur immediately prior to the completion of this offering, and
(ii) assumes that this offering is consummated at an initial public offering price of $18.00 per share on July 2, 2002. See "Use of Proceeds" and "Related Party Transactions - Pre-Offering Transactions."

                           PRE-OFFERING TRANSACTIONS


       The following transactions will occur immediately prior to the completion of this offering: (i) a 54.9827-for-one stock split of the common stock, (ii) an amendment and restatement of our charter, which will provide for an authorized capitalization of 100 million shares of common stock and 10 million shares of preferred stock, (iii) the exercise of all of our outstanding warrants to purchase 2,096,160 shares of common stock at an exercise price of $0.01 per share, (iv) the repurchase of shares of common stock and/or Class A, Class B, Class C and Class D Preferred Stock from certain of our shareholders (assuming an initial public offering price of $18.00, an aggregate of 589,799 shares of common stock, 3,000,741 shares of Class A Preferred Stock, 348,347 shares of Class B Preferred Stock, 300,468 shares of Class C Preferred Stock and 14,235 shares of Class D Preferred Stock will be repurchased at an aggregate price of $80.4 million), (v) the exchange of $7.9 million of the aggregate stated value of 258,425 shares of Class C Preferred Stock for 472,939 shares of common stock (assuming an initial public offering price of $18.00) and (vi) the conversion in accordance with our charter of the stated value and accrued dividends of the shares of our Class A, Class B and Class D Preferred Stock not repurchased by us as described in (iv) above into shares of common stock. The number of shares of common stock to be issued upon conversion of the Class A, Class B and Class D Preferred Stock will equal the aggregate stated value plus accrued dividends on the preferred stock to be converted, divided by the actual initial public offering price. Assuming an initial public offering price of $18.00 and a consummation of this offering on July 2, 2002, 1,511,968 shares of common stock will be issued to existing shareholders upon conversion of their Class A, Class B and Class D Preferred Stock not repurchased by us. All of these transactions are herein collectively referred to as the "Pre-Offering Transactions." See "Use of Proceeds" and "Related Party Transactions - Pre-Offering Transactions."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA


       The following summary consolidated financial data for the fiscal years ended December 31, 1997, 1998, 1999 and 2000 and for the fiscal year ended February 2, 2002 presented below under the captions "Statement of Operations Data" and "Other Financial Data" have been derived from our audited consolidated financial statements for those periods. The following summary consolidated financial data for the fiscal years ended December 31, 1997, 1998, 1999 and 2000, the fiscal year ended February 2, 2002 and the quarters ended May 5, 2001 and May 4, 2002 presented below under the caption "Store Data" have been derived from internal records of our operations. The following summary consolidated financial data for the quarter ended May 5, 2001 and as of and for the quarter ended May 4, 2002 presented below under the captions "Statement of Operations Data," "Other Financial Data" and "Balance Sheet Data" have been derived from our unaudited consolidated financial statements, which, in our opinion, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the information set forth therein. You should read the information set forth below in conjunction with other sections of this prospectus, including "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes.



                                                                                            QUARTER ENDED
                                       YEAR ENDED DECEMBER 31,            YEAR ENDED    ---------------------
                              -----------------------------------------   FEBRUARY 2,    MAY 5,      MAY 4,
                                1997       1998       1999       2000       2002(1)       2001        2002
                              --------   --------   --------   --------   -----------   --------   ----------
                                      (IN THOUSANDS, EXCEPT SHARE, PER SHARE,
                                            STORE AND PERCENTAGE DATA)
STATEMENT OF OPERATIONS
  DATA:
Net sales...................  $153,584   $192,250   $236,622   $259,240   $   307,213   $ 55,961   $   66,184
Gross profit................    56,706     70,386     82,518     87,014       107,150     15,514       22,208
Depreciation and
  amortization..............     3,141      4,401      5,969      6,522         6,370      1,372        1,653
Non-cash stock compensation
  charge(2).................        --         --         --         --         1,220         --          812
Operating income (loss).....    17,749     20,181     18,655     13,070        27,567     (1,512)       2,579
Interest expense:
  Senior, subordinated and
    other notes payable.....     7,990      9,254     10,232     11,221         9,759      2,607        1,486
  Class C Preferred Stock...     1,800      1,541      1,647      1,850         2,007        499          544
  Amortization of debt issue
    costs...................     1,001      1,009      1,307      1,305         1,308        252          366
  Accretion of common stock
    warrants(3).............       389         --         --         --        11,315         --           --
Net income (loss)...........     3,922      6,427      4,059     (1,315)        1,783     (2,725)         143
PRO FORMA DATA:
Pro forma as adjusted net
  income(4).................                                              $    12,229              $    1,141
                                                                          -----------              ----------
Pro forma as adjusted
  diluted earnings per
  common share(4)...........                                              $      0.70              $     0.06
                                                                          ===========              ==========
Pro forma as adjusted shares
  outstanding(4)............                                               17,554,991              17,992,968
                                                                          ===========              ==========

                                                                                             QUARTER ENDED
                                        YEAR ENDED DECEMBER 31,            YEAR ENDED    ---------------------
                               -----------------------------------------   FEBRUARY 2,    MAY 5,      MAY 4,
                                 1997       1998       1999       2000       2002(1)       2001        2002
                               --------   --------   --------   --------   -----------   --------   ----------
                                       (IN THOUSANDS, EXCEPT SHARE, PER SHARE,
                                             STORE AND PERCENTAGE DATA)
OTHER FINANCIAL DATA:
Gross profit margin(5).......      36.9%      36.6%      34.9%      33.6%        34.9%       27.7%        33.6%
Adjusted EBITDA(6)...........  $ 20,890   $ 24,582   $ 24,624   $ 19,592   $   35,157        (140)       5,044
Net cash provided by (used
  in) operating activities...  $  8,669   $  4,326   $ 12,945   $  1,336   $   37,510     (11,834)      (3,680)
Net cash (used in) investing
  activities.................    (5,479)   (14,669)   (10,825)    (5,981)      (4,724)     (1,406)      (1,785)
Net cash (used in) provided
  by financing activities....    (3,537)    13,658     (3,370)    19,855      (29,949)       (954)      (1,175)
STORE DATA:
Comparable store net sales
  increase(7)................       5.2%       1.0%       3.7%       0.6%        13.3%        3.9%        18.0%
Number of stores at the end
  of period(8)...............       138        198        226        240          234         235          236
Average net sales per store
  (in thousands)(9)..........  $  1,178   $  1,169   $  1,111   $  1,112   $    1,307
Average gross square footage
  per store(10)..............     4,186      4,409      4,396      4,486        4,528
Average net sales per square
  foot(9)(10)................  $    281   $    265   $    253   $    248   $      289



                                                                           AS OF MAY 4, 2002
                                                              -------------------------------------------
                                                                                             PRO FORMA
                                                               ACTUAL     PRO FORMA(11)   AS ADJUSTED(12)
                                                              ---------   -------------   ---------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  23,111     $   5,398        $   5,398
Working capital(13).........................................      8,689        20,225           20,329
Total assets................................................     91,091        73,378           73,378
Total debt, including mandatorily redeemable preferred stock
  (Class C).................................................     74,250        68,073           30,000
Redeemable convertible preferred stock (Class A, Class B,
  and Class D)(14)..........................................     86,605        86,605               --
Common stock................................................        229           229              229
Additional paid-in capital..................................      7,644         7,644          137,796
Accumulated (deficit) equity(15)............................   (112,181)     (112,181)        (117,551)


------------------------------

 (1) Effective January 1, 2001, we changed our fiscal reporting year from a calendar year to a 52/53-week basis ending on the Saturday closest to January 31. Our 2001 fiscal year began on February 4, 2001 and ended on February 2, 2002.


 (2) Reflects non-cash stock compensation charges related to certain stock options.


 (3) Reflects the accretion to fair value of detachable put warrants to purchase common stock, issued by us in connection with our issuance of subordinated debt. The put rights associated with these warrants were terminated as of January 1, 1998, were restored as of December 31, 1999, and were terminated again as of February 3, 2002.


 (4) Assumes the following transactions were effected as of February 4, 2001:
     (i) the Pre-Offering Transactions, (ii) the termination of the put rights associated with the put warrants discussed in note (3) above, (iii) the refinancing of our former senior credit facility with our new senior credit facility, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and (iv) the sale by us of 6,174,000 shares in this offering at an assumed initial public offering price of $18.00 per share and the application of the estimated net proceeds from the sale after deducting estimated offering expenses and underwriting discounts and commissions. Pro forma as adjusted net income and pro forma as adjusted earnings per common share exclude (i) the $2.0 million non-cash stock compensation charge related to the July 2001 grant of an option to a consultant that would occur upon consummation of this offering and (ii) the $0.6 million interest charge that would result from the inducement associated with the exchange of certain Class C Preferred Stock for common stock as part of the Pre-Offering Transactions.


 (5) Defined as gross profit as a percentage of net sales. Gross profit represents net sales less cost of product sold, freight, store occupancy and central distribution expenses.


 (6) The term Adjusted EBITDA as used herein represents operating income before depreciation and amortization expense and non-cash stock compensation charges related to certain outstanding stock options. While Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations or any other measure of income or cash flow that is prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity, Adjusted EBITDA has been presented because we believe it is commonly used in this or a similar format by investors to analyze and compare operating performance as well as to provide additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements. Adjusted EBITDA may differ in method of calculation from similarly titled measures used by other companies. This information should be read in conjunction with our consolidated statements of cash flows contained in our consolidated financial statements and notes thereto included elsewhere in this prospectus.



 (7) We include new stores in comparable store net sales calculations after the store has been in operation one full fiscal year. We exclude from comparable store net sales calculations each store that was expanded, remodeled or relocated during the applicable period. Each expanded, remodeled or relocated store is returned to the comparable store base after it has been excluded from the comparable store base for one full fiscal year. The comparable store net sales increase for fiscal 2001 reflects the increase in comparable store net sales for the 52-week period ended February 2, 2002 compared to the 53-week period ended February 3, 2001. The comparable store net sales increase for the quarter ended May 4, 2002 reflects the increase in comparable store net sales for the quarter ended May 4, 2002 compared to the quarter ended May 5, 2001.


 (8) Our store count excludes our warehouse outlet store located adjacent to our central distribution facilities in Jackson, Tennessee.

 (9) Calculated using net sales of all stores open at both the beginning and the end of the period.

(10) Calculated using gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 30% of total store space.

(11) Assumes the refinancing of our former senior credit facility with our new senior credit facility was effected as of May 4, 2002, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."


(12) Gives effect to the refinancing described in note (11) as well as (i) the Pre-Offering Transactions and (ii) the sale by us of 6,174,000 shares in this offering at an assumed initial public offering price of $18.00 per share and the application of the estimated net proceeds from the sale after deducting estimated offering expenses and underwriting discounts and commissions.


(13) Defined as current assets excluding cash and cash equivalents, less current liabilities excluding current maturities of long-term debt.

(14) As of May 4, 2002, the liquidation value of our Class A, Class B and Class D Preferred Stock including $28.0 million of accrued dividends, was $89.4 million. The book value of this preferred stock has been adjusted from the liquidation value in connection with the reduction of the dividend rate on the Class A Preferred Stock, Class D Preferred Stock and a portion of our Class B Preferred Stock. See Note 6 of the Notes to our consolidated financial statements.

(15) In connection with our 1996 recapitalization, distributions of cash and securities to our pre-recapitalization shareholders were recorded as reductions in retained earnings, creating an accumulated deficit balance of $116 million at June 13, 1996. See "Related Party
     Transactions - Recapitalization."

                                  RISK FACTORS

       You should consider carefully the risks and uncertainties described below and other information included in this prospectus before you decide to buy our common stock. If any of the risks described below occur, our business, financial condition or results of operations could be adversely affected in a material way. This could cause the value of our common stock to decline, perhaps significantly, and you may lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

IF WE ARE UNABLE TO PROFITABLY OPEN AND OPERATE NEW STORES AND MAINTAIN THE PROFITABILITY OF OUR EXISTING STORES, WE MAY NOT BE ABLE TO ADEQUATELY IMPLEMENT OUR GROWTH STRATEGY RESULTING IN A DECREASE IN NET SALES AND NET INCOME.


       One of our strategies is to open new stores by focusing on both existing markets and by targeting new geographic markets. We have opened 100 new stores since the beginning of fiscal 1997. We intend to open approximately 15 new stores in fiscal 2002 and approximately 35 new stores in fiscal 2003, and our future operating results will depend to a substantial extent upon our ability to open and operate new stores successfully. To date we have signed leases for five new stores in fiscal 2002, two of which have already opened, and we have identified sites for three new stores that we intend to open in fiscal 2003. We also have an ongoing expansion, remodeling and relocation program, and intend to expand, remodel or relocate four stores in fiscal 2002.


       There can be no assurance that we will be able to open, expand, remodel and relocate stores at this rate, or at all. Our ability to open new stores and to expand, remodel and relocate existing stores depends on a number of factors, including our ability to:

       - obtain adequate capital resources for leasehold improvements, fixtures and inventory on acceptable terms, or at all;

       - locate and obtain favorable store sites and negotiate acceptable lease terms;

       - construct or refurbish store sites;

       - obtain and distribute adequate product supplies to our stores;

       - maintain adequate warehousing and distribution capability at acceptable costs;

       - hire, train and retain skilled managers and personnel; and

       - continue to upgrade our information and other operating systems to control the anticipated growth and expanded operations.

       The rate of our expansion will also depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt capital. There can be no assurance that we will be able to obtain equity or debt capital on acceptable terms or at all. Moreover, our new senior credit facility contains provisions that restrict the amount of debt we may incur in the future. In addition, the cost of opening, expanding, remodeling and relocating new or existing stores may increase in the future compared to historical costs. The increased cost could be material. If we are not successful in obtaining sufficient capital, we may be unable to open additional stores or expand, remodel and relocate existing stores as planned, which may adversely affect our growth strategy resulting in a decrease in net sales. As a result, there can be no assurances that we will be able to achieve our current plans for the opening of new stores and the expansion, remodeling or relocation of existing stores.

       There also can be no assurance that our existing stores will maintain their current levels of sales and profitability or that new stores will generate sales levels necessary to achieve store-level profitability, much less profitability comparable to that of existing stores. New stores that we open in our existing markets may draw customers from our existing stores and may have lower sales growth relative to stores opened in new markets. New stores also may face greater competition and have lower anticipated sales volumes relative to previously opened stores during their comparable years of operations. New stores opened in new markets, where we are less familiar with the target customer and less well known, may face different or additional risks and increased costs compared to stores operated in existing markets. Also, stores opened in non-mall locations may require greater marketing costs in order to attract customer traffic. These factors, together with increased pre-opening expenses at our new stores, may reduce our average store contribution and operating margins. If we are unable to profitably open and operate new stores and maintain the profitability of our existing stores, our net income could suffer.

       The success of our growth plan will be dependent on our ability to promote and/or recruit enough qualified district managers, store managers and sales associates to support the expected growth in the number of our stores, and the time and effort required to train and supervise a large number of new managers and associates may divert resources from our existing stores and adversely affect our operating and financial performance. Our operating expenses would also increase as a result of any increase in the minimum wage or other factors that would require increases in the compensation paid to our employees.

THE AGREEMENT GOVERNING OUR DEBT PLACES CERTAIN REPORTING AND CONSENT REQUIREMENTS ON US WHICH MAY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS IN ACCORD WITH OUR BUSINESS AND GROWTH STRATEGY.


       We entered into a new senior credit facility in May 2002. Our new senior credit facility contains a number of covenants requiring us to report to our lender or to obtain our lender's consent in connection with certain activities we may wish to pursue in the operation of our business. These requirements may affect our ability to operate our business and consummate our business and growth strategy, and may limit our ability to take advantage of potential business opportunities as they arise. These requirements affect our ability to, among other things:


       - incur additional indebtedness;

       - create liens;

       - pay dividends or make other distributions;

       - make investments;

       - sell assets;

       - enter into transactions with affiliates;

       - repurchase capital stock; and

       - enter into certain mergers and consolidations.


       The new credit facility has two financial covenants. One covenant requires us to maintain cash flow, net of capital expenditures, at levels varying between $17.2 million and $26.7 million each fiscal quarter based upon our projections taking into account the seasonality of our business. The other covenant requires us to keep our senior debt within a specified ratio of our cash flow ranging from 1.0:1.0 to 1.8:1.0 each fiscal quarter based upon our projections taking into account the seasonality of our business and our anticipated utilization of the revolving credit facility. Any failure to comply with these or other covenants would allow the lenders to accelerate repayment of their debt, prohibit further borrowing under the revolving portion of the credit facility, declare an event of default, take possession of their collateral or take other actions available to a secured senior creditor.



       If compliance with our debt obligations materially hinders our ability to operate our business and adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may suffer. This could have a material adverse effect on the market value and marketability of our common stock.

WE MAY NOT BE ABLE TO SUCCESSFULLY ANTICIPATE CONSUMER TRENDS AND OUR FAILURE TO DO SO MAY LEAD TO LOSS OF CONSUMER ACCEPTANCE OF OUR PRODUCTS RESULTING IN REDUCED NET SALES.

       Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. If we fail to identify and respond to emerging trends, consumer acceptance of the merchandise in our stores and our image with our customers may be harmed, which could materially adversely affect our net sales. Additionally, if we misjudge market trends, we may significantly overstock unpopular products and be forced to take significant inventory markdowns, which would have a negative impact on our gross profit and cash flow. Conversely, shortages of items that prove popular could reduce our net sales. In addition, a major shift in consumer demand away from home decor could also have a material adverse effect on our business, results of operations and financial condition.

WE DEPEND ON A NUMBER OF VENDORS TO SUPPLY OUR MERCHANDISE, AND ANY DELAY IN MERCHANDISE DELIVERIES FROM CERTAIN VENDORS MAY LEAD TO A DECLINE IN INVENTORY WHICH COULD RESULT IN A LOSS OF NET SALES.

       We purchase our products from approximately 200 vendors with which we have no long-term purchase commitments or exclusive contracts. None of our vendors supplied more than 12% of our merchandise purchases during the 12 months ended May 4, 2002. Historically, we have retained our vendors and we have generally not experienced difficulty in obtaining desired merchandise from vendors on acceptable terms. However, our arrangements with these vendors do not guarantee the availability of merchandise, establish guaranteed prices or provide for the continuation of particular pricing practices. Our current vendors may not continue to sell products to us on current terms or at all, and we may not be able to establish relationships with new vendors to ensure delivery of products in a timely manner or on terms acceptable to us.

       We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, our business would be adversely affected if there were delays in product shipments to us due to freight difficulties, strikes or other difficulties at our principal transport providers or otherwise. We have from time to time experienced delays of this nature. We are also dependent on vendors for assuring the quality of merchandise supplied to us. Our inability to acquire suitable merchandise in the future or the loss of one or more of our vendors and our failure to replace any one or more of them may harm our relationship with our customers resulting in a loss of net sales.

WE ARE DEPENDENT ON FOREIGN IMPORTS FOR A SIGNIFICANT PORTION OF OUR MERCHANDISE, AND ANY CHANGES IN THE TRADING RELATIONS AND CONDITIONS BETWEEN THE UNITED STATES AND THE RELEVANT FOREIGN COUNTRIES MAY LEAD TO A DECLINE IN INVENTORY RESULTING IN A DECLINE IN NET SALES, OR AN INCREASE IN THE COST OF SALES RESULTING IN REDUCED GROSS PROFIT.


       Many of our vendors are importers of merchandise manufactured in the Far East and India. While we believe that buying from vendors instead of directly from manufacturers reduces or eliminates the risks involved with relying on products manufactured abroad, our vendors are subject to those risks, and we remain subject to those risks to the extent that their effects are passed through to us by our vendors or cause disruptions in supply. These risks include changes in import duties, quotas, loss of "most favored nation" ("MFN") trading status with the United States for a particular foreign country, work stoppages, delays in shipments, freight cost increases, economic uncertainties (including inflation, foreign government regulations and political unrest) and trade restrictions (including the United States imposing antidumping or countervailing duty orders, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices). If any of these or other factors were to cause a disruption of trade from the countries in which the suppliers of our vendors are located, our inventory levels may be reduced or the cost of our products may increase.


       We currently purchase a majority of our merchandise from importers of goods manufactured in China. China has been granted permanent normal trade relations by the United States effective January 1, 2002, based on its entry into the World Trade Organization ("WTO"), and now enjoys MFN trading status. China's recent entry into the WTO potentially stabilizes the trading relationship between it and the

United States, but the possibility of trade disputes concerning merchandise currently imported from China continues to create risks. These risks could result in sanctions against China, and the imposition of new duties on certain imports from China, including products supplied to us. Any significant increase in duties or any other increase in the cost of the products imported for us from China could result in an increase in the cost of our products to our customers which may correspondingly cause a decrease in net sales, or could cause a reduction in our gross profit.

       Historically, instability in the political and economic environments of the countries in which our vendors obtain our products has not had a material adverse effect on our operations. However, we cannot predict the effect that future changes in economic or political conditions in such foreign countries may have on our operations. Although we believe that we could access alternative sources in the event of disruptions or delays in supply due to economic or political conditions in foreign countries on our vendors, such disruptions or delays may adversely affect our results of operations unless and until alternative supply arrangements could be made. In addition, merchandise purchased from alternative sources may be of lesser quality or more expensive than the merchandise we currently purchase abroad.

       Countries from which our vendors obtain these products may, from time to time, impose new or adjust prevailing quotas or other restrictions on exported products, and the United States may impose new duties, quotas and other restrictions on imported products. This could disrupt the supply of such products to us and adversely affect our operations. The United States Congress periodically considers other restrictions on the importation of products obtained for us by vendors. The cost of such products may increase for us if applicable duties are raised, or import quotas with respect to such products are imposed or made more restrictive.

       We are also subject to the risk that the manufacturers abroad who ultimately manufacture our products may employ labor practices that are not consistent with acceptable practices in the United States. In any such event we could be hurt by negative publicity with respect to those practices and, in some cases, face liability for those practices.

OUR SUCCESS IS HIGHLY DEPENDENT ON OUR PLANNING AND CONTROL PROCESSES AND OUR SUPPLY CHAIN, AND ANY DISRUPTION IN OR FAILURE TO CONTINUE TO IMPROVE THESE PROCESSES MAY RESULT IN A LOSS OF NET SALES AND NET INCOME.


       An important part of our efforts to achieve efficiencies, cost reductions and net sales growth is the continued identification and implementation of improvements to our planning, logistical and distribution infrastructure and our supply chain, including merchandise ordering, transportation and receipt processing. We also need to ensure that our distribution infrastructure and supply chain keep pace with our anticipated growth and increased number of stores. In particular, we may need to expand our existing infrastructure to the extent we open new stores in regions of the United States where we presently do not have stores. The cost of this enhanced infrastructure could be significant. In addition, a significant portion of the distribution to our stores is coordinated through our distribution facilities in Jackson, Tennessee. Any significant disruption in the operations of these facilities would have a material adverse effect on our ability to maintain proper inventory levels in our stores which could result in a loss of net sales and net income.


WE FACE AN EXTREMELY COMPETITIVE SPECIALTY RETAIL BUSINESS MARKET, AND SUCH COMPETITION COULD RESULT IN A REDUCTION OF OUR PRICES AND A LOSS OF OUR MARKET SHARE.

       The retail market is highly competitive. We compete against a diverse group of retailers, including specialty stores, department stores, discount stores and catalog retailers, which carry merchandise in one or more categories also carried by us. Our product offerings also compete with a variety of national, regional and local retailers, including such specialty retailers as Bed, Bath & Beyond, Cost Plus, Linens 'n Things, Michaels Stores, Pier 1 Imports and Williams-Sonoma. We also compete with these and other retailers for suitable retail locations, suppliers, qualified employees and management personnel. One or more of our competitors are present in substantially all of the malls in which we have stores. Many of our competitors are larger and have significantly greater financial, marketing and other resources than we do. This competition could result in the reduction of our prices and a loss of our market share. Our sales are also impacted by store liquidations of our competitors. We believe that our stores compete primarily on the basis of merchandise quality and selection, price, visual appeal of the merchandise and the store and convenience of location. There can be no assurance that we will continue to be able to compete successfully against existing or future competition. Our expansion into the markets served by our competitors, and the entry of new competitors or expansion of existing competitors into our markets, may have a material adverse effect on our market share and could result in a reduction in our prices in order for us to remain competitive.

OUR BUSINESS IS HIGHLY SEASONAL AND OUR FOURTH QUARTER CONTRIBUTES A DISPROPORTIONATE AMOUNT OF OUR OPERATING INCOME AND NET INCOME, AND ANY FACTORS NEGATIVELY IMPACTING US DURING OUR FOURTH QUARTER COULD REDUCE OUR NET SALES, NET INCOME AND CASH FLOW, LEAVING US WITH EXCESS INVENTORY AND MAKING IT MORE DIFFICULT FOR US TO FINANCE OUR CAPITAL REQUIREMENTS.


       We have experienced, and expect to continue to experience, substantial seasonal fluctuations in our net sales and operating results, which are typical of many mall-based specialty retailers and common to most retailers generally. Due to the importance of the fall selling season, which includes Thanksgiving and Christmas, the last quarter of our fiscal year has historically contributed, and is expected to continue to contribute, a disproportionate amount of our operating income and net income for the entire fiscal year. We expect this pattern to continue during the current fiscal year and anticipate that in subsequent fiscal years the last quarter of our fiscal year will continue to contribute disproportionately to our operating results. Any factors negatively affecting us during the last quarter of our fiscal year, including unfavorable economic conditions, could have a material adverse effect on our financial condition and results of operations, reducing our cash flow, leaving us with excess inventory and making it more difficult for us to finance our capital requirements.


WE MAY EXPERIENCE SIGNIFICANT VARIATIONS IN OUR QUARTERLY RESULTS.


       Our quarterly results of operations may also fluctuate significantly based upon such factors as the timing of new store openings, pre-opening expenses associated with new stores, the relative proportion of new stores to mature stores, net sales contributed by new stores, increases or decreases in comparable store net sales, adverse weather conditions, shifts in the timing of holidays, the timing and level of markdowns, changes in fuel and other shipping costs, changes in our product mix and actions taken by our competitors.


A PROLONGED ECONOMIC DOWNTURN COULD RESULT IN REDUCED NET SALES AND
PROFITABILITY.


       Our net sales are also subject to a number of factors relating to consumer spending, including general economic conditions affecting disposable consumer income such as unemployment rates, business conditions, interest rates, levels of consumer confidence, energy prices, mortgage rates, the level of consumer debt and taxation. A weak retail environment could also adversely affect our net sales. Purchases of home decor items may decline during recessionary periods or a prolonged recession may have a material adverse effect on our business, financial condition and results of operations. In addition, economic downturns during the last quarter of our fiscal year could adversely affect us to a greater extent than if such downturns occurred at other times of the year. There is also no assurance that consumers will continue to focus on their homes or on home-oriented products or that trends in favor of "cocooning" and new home purchases will continue.


OUR COMPARABLE STORE NET SALES FLUCTUATE DUE TO A VARIETY OF FACTORS AND MAY NOT BE A MEANINGFUL INDICATOR OF FUTURE PERFORMANCE.

       Numerous factors affect our comparable store net sales results, including among others, weather conditions, retail trends, the retail sales environment, economic conditions, the impact of competition and our ability to execute our business strategy efficiently. Our comparable store net sales results have experienced fluctuations in the past. Our comparable store net sales increased 3.7% in fiscal 1999 over fiscal 1998, increased 0.6% in fiscal 2000 over fiscal 1999 and increased 13.3% in fiscal 2001 over the

53-week period ended February 3, 2001. In addition, we anticipate that opening new stores in existing markets may result in decreases in comparable store net sales for existing stores in such markets. Past comparable store net sales results may not be indicative of future results. Our comparable store net sales may not increase from quarter to quarter and may decline. As a result, the unpredictability of our comparable store net sales may cause our revenues and operating results to vary quarter to quarter, and an unanticipated decline in revenues or comparable store net sales may cause the price of our common stock to fluctuate significantly.

REDUCED CONSUMER SPENDING IN THE SOUTHEASTERN PART OF THE UNITED STATES WHERE A MAJORITY OF OUR STORES ARE CONCENTRATED COULD REDUCE OUR NET SALES.

       Approximately 55% of our stores are located in the southeastern region of the United States. Consequently, economic conditions, weather conditions, demographic and population changes and other factors specific to this region may have a greater impact on our results of operations than on the operations of our more geographically diversified competitors. In addition, changes in regional factors that reduce the appeal of our stores and merchandise to local consumers could reduce our net sales.

WE ARE HIGHLY DEPENDENT ON CUSTOMER TRAFFIC IN MALLS, AND ANY REDUCTION IN THE OVERALL LEVEL OF MALL TRAFFIC COULD REDUCE OUR NET SALES AND INCREASE OUR SALES AND MARKETING EXPENSES.

       Substantially all of our existing stores are located in enclosed malls. As a result, we largely rely on the ability of mall anchor tenants and other tenants to generate customer traffic in the vicinity of our stores. Historically, we have not relied on extensive media advertising and promotion in order to attract customers to our stores. Our future operating results will also depend on many other factors that are beyond our control, including the overall level of mall traffic and general economic conditions affecting consumer confidence and spending. Any significant reduction in the overall level of mall traffic could reduce our net sales.

OUR HARDWARE AND SOFTWARE SYSTEMS ARE VULNERABLE TO DAMAGE THAT COULD HARM OUR BUSINESS.

       We rely upon our existing management information systems for operating and monitoring all major aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, as well as various financial functions. These systems and our operations are vulnerable to damage or interruption from:

       - fire, flood and other natural disasters;

       - power loss, computer systems failures, internet and telecommunications or data network failure, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events; and

       - computer viruses.

       Any disruption in the operation of our management information systems, the loss of employees knowledgeable about such systems or our failure to continue to effectively modify such systems could interrupt our operations or interfere with our ability to monitor inventory, which could result in reduced net sales and affect our operations and financial performance. We also need to ensure that our systems are consistently adequate to handle our anticipated store growth and are upgraded as necessary to meet our needs. The cost of any such system upgrades or enhancements would be significant.

WE DEPEND ON KEY PERSONNEL, AND IF WE LOSE THE SERVICES OF ANY OF OUR PRINCIPAL EXECUTIVE OFFICERS, INCLUDING CARL KIRKLAND, OUR CHAIRMAN, AND ROBERT E. ALDERSON, OUR CHIEF EXECUTIVE OFFICER, WE MAY NOT BE ABLE TO RUN OUR BUSINESS EFFECTIVELY.

       We have benefited substantially from the leadership and performance of our senior management, especially Carl Kirkland, our Chairman, and Robert E. Alderson, our President and Chief Executive Officer. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and there can be no assurances that we will be able to retain our personnel. Although we maintain key man insurance in the amount of $3 million on each of Messrs. Kirkland and Alderson, the loss of the services of either of these individuals for any reason could have a material adverse effect on our business, financial condition and results of operations. In addition, the loss of certain of our other principal executive officers could affect our ability to run our business effectively. We have recently entered into new employment agreements with Mr. Kirkland and Mr. Alderson and other members of senior management. The employment agreements with Messrs. Kirkland and Alderson expire in June 2006 and continue on successive one-year renewal terms unless terminated by either party. The loss of a member of senior management would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement.


TERRORISM AND THE UNCERTAINTY OF WAR MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

       Terrorist attacks and other acts of violence or war may affect the market on which our common stock will trade, the markets in which we operate, our operations and profitability and your investment. The potential near-term and long-term effects any terrorist or other attacks on the United States or U.S. businesses may have for our customers, the market for our common stock, the demand for merchandise sold by our stores and the U.S. economy are uncertain. The consequences of any terrorist attacks, or any armed conflicts which may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

OUR CHARTER AND BYLAW PROVISIONS AND CERTAIN PROVISIONS OF TENNESSEE LAW MAY MAKE IT DIFFICULT IN SOME RESPECTS TO CAUSE A CHANGE IN CONTROL OF KIRKLAND'S AND REPLACE INCUMBENT MANAGEMENT.

       Our charter authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could materially adversely affect the voting power or other rights of the holders of our common stock (including purchasers in this offering). Holders of the common stock will not have preemptive rights to subscribe for a pro rata portion of any capital stock which may be issued by us. In the event of issuance, such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Kirkland's. Although we have no present intention to issue any new shares of preferred stock, we may do so in the future.

       Our charter and bylaws contain certain corporate governance provisions that may make it more difficult to challenge management, may deter and inhibit unsolicited changes in control of Kirkland's and may have the effect of depriving our shareholders of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. First, the charter provides for a classified Board of Directors, with directors (after the expiration of the terms of the initial classified board of directors in 2003, 2004 and 2005) serving three year terms from the year of their respective elections and being subject to removal only for cause and upon the vote of 80% of the voting power of all outstanding capital stock entitled to vote (the "Voting Power"). Second, our charter and bylaws do not generally permit shareholders to call, or require that the Board of Directors call, a special meeting. The charter and bylaws also limit the business permitted to be conducted at any such special meeting. In addition, Tennessee law permits action to be taken by the shareholders by written consent only if the action is consented to by holders of the number of shares required to authorize shareholder action and if all shareholders entitled to vote are parties to the written consent. Third, the bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of the shareholders. Only those shareholder nominees who are nominated in accordance with this procedure will be eligible for election as directors of Kirkland's, and only such shareholder proposals may be considered at a meeting of shareholders as have been presented to Kirkland's in accordance with the procedure. Finally, the charter provides that the amendment or repeal of any of the foregoing provisions of the charter mentioned previously in this paragraph requires the affirmative vote of at least 80% of the Voting Power. In addition, the bylaws provide that the amendment or repeal by shareholders of any bylaws made by our Board of Directors requires the affirmative vote of at least 80% of the Voting Power.

       Furthermore, Kirkland's is subject to certain provisions of Tennessee law, including certain Tennessee corporate takeover acts that are, or may be, applicable to us. These acts include the Investor Protection Act, the Business Combination Act and the Tennessee Greenmail Act, and these acts seek to limit the parameters in which certain business combinations and share exchanges occur. The charter, bylaws and Tennessee law provisions may have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for our common stock. See "Description of Capital Stock - Anti-Takeover Effect of Charter and Bylaw Provisions and Tennessee Laws."

                      RISKS ASSOCIATED WITH THIS OFFERING


WE WILL INCUR NON-CASH CHARGES IN PERIODS AFTER THIS OFFERING IS COMPLETED.



       We will incur non-cash charges in the second quarter of fiscal 2002, the quarter in which this offering is expected to be completed. These charges include a $2.0 million non-cash stock compensation charge related to the July 2001 grant of an option to a consultant to purchase shares of common stock; $600,000 of interest expense in connection with the inducement associated with the exchange of certain Class C Preferred Stock for common stock as a part of the Pre-Offering Transactions, and a $70,000 non-cash stock compensation charge related to the November 2001 grant of stock options to certain of our management employees. As a result of these charges and the fact that they are being incurred in the second fiscal quarter, in which we have historically realized net losses, we expect to incur a net loss for the quarter in which this offering is completed.



     We will continue to incur a $70,000 non-cash stock compensation charge related to the November 2001 grant of stock options each quarter through the third quarter of fiscal 2004. The recognition of these quarterly charges will result in a reduction of our net income or an increase in our net loss for each quarter through the third quarter of fiscal 2004.


AN ACTIVE PUBLIC MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP OR BE SUSTAINED, AND THE MARKET PRICE OF OUR COMMON STOCK MAY FALL BELOW THE INITIAL PUBLIC OFFERING PRICE.

       Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering, and the market price might fall below the initial public offering price. The initial public offering price may bear no relationship to, and may be higher than, the price at which our common stock will trade upon completion of this offering. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters based on factors that may not be indicative of future performance.

THE MARKET PRICE FOR OUR COMMON STOCK MIGHT BE VOLATILE AND COULD RESULT IN A DECLINE IN THE VALUE OF YOUR INVESTMENT.

       Following this offering, the price at which our common stock will trade may be volatile. The market price of our common stock could be subject to significant fluctuations in response to our operating results, general trends in prospects for the retail industry, announcements by our competitors, analyst recommendations, our ability to meet or exceed analysts' or investors' expectations, the condition of the financial markets and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of our common stock notwithstanding our actual operating performance.

FUTURE SALES OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET, OR THE PERCEPTION THAT SUCH SALES MAY OCCUR, MAY DEPRESS OUR STOCK PRICE AND MAKE IT DIFFICULT FOR YOU TO RECOVER THE FULL VALUE OF YOUR INVESTMENT IN OUR SHARES.

       If our existing shareholders sell substantial amounts of our common stock in the public market following this offering or if there is a perception that these sales may occur, the market price of our common stock could decline. Upon completion of this offering we will have outstanding approximately 17.8 million shares of common stock. Of these shares, only the shares of common stock (plus any of the shares purchased pursuant to the exercise of the underwriters' overallotment option) sold in this offering will be freely tradable, without restriction, in the public market.

       After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, unless waived, approximately 10.8 million additional shares will be eligible for sale in the public market at various times, subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). Holders of substantially all of such shares of common stock have the right to require us to register the shares for sale under the Securities Act in certain circumstances and also have the right to include those shares in a registration initiated by us. If we are required to include the shares of common stock of these shareholders pursuant to these registration rights in a registration initiated by us, sales made by such shareholders may adversely affect the price of the common stock and our ability to raise needed capital. In addition, if these shareholders exercise their demand registration rights and cause a large number of shares to be registered and sold in the public market or demand that we register their shares on a shelf registration statement, such sales or shelf registration may have an adverse effect on the market price of the common stock.


       Following this offering, we also intend to file registration statements with the Securities and Exchange Commission covering 3,724,947 shares of common stock issued or reserved for issuance under outstanding stock options and under our 1996 Executive Incentive and Non-Qualified Stock Option Plan, 2002 Equity Incentive Plan and Employee Stock Purchase Plan. Upon effectiveness of such registration statements, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of shares of common stock issued under these plans in the public market may have an adverse effect on the market price of the common stock. For more information regarding the sale of shares subsequently issued under such plans and the permissible sale of common stock by existing shareholders after the closing of this offering, see "Shares Eligible for Future Sale."


CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING DIRECTORS, EXECUTIVE OFFICERS, AND SHAREHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.


       Upon completion of this offering, our current directors, executive officers, existing shareholders and their affiliates will, in the aggregate, beneficially own approximately 59.6% of our outstanding common stock, assuming no exercise of the underwriters' overallotment option. As a result, these shareholders will be able to exercise a controlling influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management and policies. These shareholders may support proposals and actions with which you may disagree or which are not in your interests.


YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION AS A RESULT OF THIS OFFERING.


       The initial public offering price is substantially higher than the book value per share of the common stock. As a result, purchasers in this offering will experience immediate and substantial dilution of $16.91 per share in the tangible book value of the common stock from the initial public offering price. In addition, to the extent that currently outstanding options to purchase common stock are exercised, there will be further dilution. See "Dilution."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements relating to future events or our future financial performance. Such statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, construction or expansion of facilities (including new stores), plans for growth and future operations, or financing, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such risks include, but are not limited to, the matters discussed in the foregoing paragraphs under "Risk Factors." Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

                             ABOUT THIS PROSPECTUS

       Market data used throughout this prospectus is based on the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified this information.

       The Kirkland's logo, the Kirkland Collection(R) and Cedar Creek(R) private label brand are registered trademarks and/or service marks of Kirkland's. We also claim common law trademark rights in Briar Patch(TM), Kirkland's Outlet(TM), Kirkland's Home(TM) and other marks. We are exploring the possibility of federal registration of several of these marks. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the companies that utilize them.

                                USE OF PROCEEDS


       We estimate that our net proceeds from the sale of the 6,174,000 shares of common stock offered by us will be approximately $101.7 million, at an assumed initial public offering price of $18.00, after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling shareholders.


       We expect to use the net proceeds to us from this offering as follows:

       - $20.3 million to repay all of our outstanding subordinated debt, including accrued and unpaid interest;


       - $11.6 million to redeem $9.2 million of aggregate stated value of mandatorily redeemable Class C Preferred Stock and $2.4 million of amounts classified as interest associated with the Class C Preferred Stock ($3.0 million of these proceeds will be paid to our affiliates);



       - $68.8 million to redeem $63.4 million of aggregate stated value and accrued and unpaid dividends of Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock and 589,799 shares of common stock ($46.4 million of these proceeds will be paid to our affiliates); and


       - $1.0 million for working capital and general corporate purposes.

       Our subordinated debt consists of $20.0 million subordinated notes bearing interest at 12.5% per year and maturing on June 30, 2003. By their terms, the subordinated notes are required to be repaid in full with the proceeds of this offering.


       We issued our Class C Preferred Stock to affiliates in connection with our 1996 recapitalization and the Class C Preferred Stock has an aggregate stated value of $17.1 million at May 4, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Related Party Transactions - Recapitalization." We accrue an annual amount equal to 9% of the outstanding stated value of the Class C Preferred Stock, which has been reflected as interest expense in our consolidated financial statements. As of May 4, 2002, the aggregate unpaid accrual with respect to the Class C Preferred Stock amounted to $7.7 million. A portion of the proceeds from our new credit facility was used to repay $5.7 million of the aggregate unpaid accrual with respect to the Class C Preferred Stock. The Class C Preferred Stock is required to be redeemed with the proceeds of this offering. Of the outstanding shares of Class C Preferred Stock, a total 258,425 shares are not being redeemed but are being exchanged for 472,939 shares of common stock (assuming an initial public offering price of $18.00 per share). These shares of common stock are being sold in this offering.



       We issued our Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock in connection with various financings between 1996 and 2000. At May 4, 2002, the outstanding Class A, B and D Preferred Stock had an aggregate liquidation value of $89.4 million, including $28.0 million of accrued dividends. The Class A, B and D Preferred Stock currently accrue cumulative dividends at a rate of 10% per year compounded quarterly. All outstanding shares of Class A, B and D Preferred Stock that are not being redeemed with proceeds of this offering will be converted into common stock immediately prior to the completion of this offering. See "Prospectus Summary - Pre-Offering Transactions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Related Party Transactions - Pre-Offering Transactions."

                                DIVIDEND POLICY

       We intend to retain all future earnings to finance the continued growth and development of our business, and do not, therefore, anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our new senior credit facility restricts the payment of cash dividends. No dividends have been paid on our common stock subsequent to 1995. Future cash dividends, if any, will be determined by our Board of Directors, and will be based upon our earnings, capital requirements, financial condition, debt covenants and other factors deemed relevant by our Board of Directors.

                                    DILUTION


       If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.



       Our pro forma net negative tangible book value as of May 4, 2002, after giving effect to the Pre-Offering Transactions, was $70.8 million, or $6.35 per share of outstanding common stock. Pro forma net negative tangible book value per share is determined by dividing our pro forma net negative tangible book value (total tangible assets less total liabilities) by the number of shares of common stock outstanding on a pro forma basis, giving effect to the Pre-Offering Transactions.



       Without taking into effect any changes in pro forma net negative tangible book value after May 4, 2002, other than to give effect to the sale by us of the 6,174,000 shares of common stock offered by us in this offering and the application of the estimated net proceeds from the sale (after deducting estimated offering expenses and the underwriting discounts and commissions), our as adjusted pro forma net tangible book value as of May 4, 2002 would have been $18.9 million, or $1.09 per share.



       This represents an immediate increase in pro forma net tangible book value of $7.12 per share to existing shareholders and an immediate dilution of $16.91 per share to purchasers of common stock in this offering. The following table illustrates this per share dilution:



Assumed initial public offering price per share...........              $18.00
  Net negative tangible book value per share at May 4,
     2002.................................................  $(13.83)
  Adjustment for Pre-Offering Transactions................     7.48
                                                            -------
  Pro forma net negative tangible book value per share
     before the Offering..................................    (6.35)
  Increase attributable to new shareholders...............     7.44
                                                            -------
  Adjusted pro forma net tangible book value per share
     after the offering...................................                1.09
                                                                        ------
Dilution per share to new shareholders....................              $16.91
                                                                        ======


       The following table sets forth, on a pro forma basis as of May 4, 2002, giving effect to the Pre-Offering Transactions, the number of shares of common stock purchased from us, the total consideration paid to us, the average price per share paid by existing shareholders, and the average price per share to be paid by purchasers of common stock in this offering:


                            SHARES PURCHASED      TOTAL CONSIDERATION
                          --------------------   ----------------------   AVERAGE PRICE
                            NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                          ----------   -------   ------------   -------   -------------
Existing
  shareholders(1).......  11,148,359     64.4%   $ 35,132,423     24.0%      $ 3.15
New investors...........   6,174,000     35.6     111,132,000     76.0       $18.00
                          ----------    -----    ------------    -----
     Total..............  17,322,359    100.0%   $146,264,423    100.0%
                          ==========    =====    ============    =====


------------------------------

(1) With respect to our executive officers, directors and greater-than-10% shareholders, and assuming the exercise of all outstanding stock options, the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by such persons, are as follows:


                                SHARES PURCHASED       TOTAL CONSIDERATION
                              --------------------     --------------------     AVERAGE PRICE
                                NUMBER     PERCENT       AMOUNT     PERCENT       PER SHARE
                              ----------   -------     ----------   -------     -------------
Affiliated shareholders.....  10,153,028    58.6%      34,727,172    23.7%          $3.42

       Except as otherwise indicated, the foregoing tables do not include (i) 724,947 shares of common stock issuable upon exercise of options that will be outstanding upon completion of this offering at exercise prices ranging from $0.01 to $1.73 per share, of which 219,106 shares are subject to options which will be exercisable upon completion of this offering, and (ii) 3,724,947 shares of common stock reserved for future issuance under outstanding stock options and under our 1996 Executive Incentive and Non-Qualified Stock Option Plan, 2002 Equity Incentive Plan and Employee Stock Purchase Plan. See "Management - Employee Benefit Plans."

                                 CAPITALIZATION

       The following table describes our capitalization as of May 4, 2002. Our capitalization is presented:

       - on an actual basis;

       - on a pro forma basis to give effect to the refinancing of our former senior credit facility with our new senior credit facility, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources;" and


       - on a pro forma as adjusted basis to give effect to (i) the refinancing discussed in the preceding paragraph, (ii) the Pre-Offering Transactions and (iii) the sale by us of 6,174,000 shares in this offering at an assumed initial offering price of $18.00 per share and the application of the estimated net proceeds from the sale (after deducting estimated offering expenses and underwriting discounts and commissions).


       This presentation should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus.


                                                       AS OF MAY 4, 2002
                                              -----------------------------------
                                                                       PRO FORMA
                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                              ---------   ---------   -----------
                                                        (IN THOUSANDS)
Cash and cash equivalents...................  $  23,111   $   5,398    $   5,398
                                              =========   =========    =========
Long-term debt, including current portion:
  Former senior credit facility(1)..........     38,299          --           --
  New senior credit facility(2).............         --      31,000       30,000
  Subordinated debt(3)......................     24,688      19,951           --
  Mandatorily redeemable preferred stock
     (Class C)(4)...........................     24,863      19,186           --
                                              ---------   ---------    ---------
Total long-term debt, including current
  portion...................................     87,850      70,137       30,000
                                              ---------   ---------    ---------
Redeemable convertible preferred stock
  (Class A, Class B and Class D)(5).........     86,605      86,605           --
Shareholders' equity (deficit):
  Common stock, at stated value: 27,491,350
     shares authorized, 7,657,111 shares
     issued and outstanding, actual;
     27,491,350 shares authorized, 7,657,111
     shares issued and outstanding, pro
     forma; and 100,000,000 shares
     authorized, 17,322,359 shares issued
     and outstanding, pro forma as
     adjusted(6)............................        229         229          229
Additional paid-in capital..................      7,644       7,644      137,796
Loan to shareholder.........................       (217)       (217)        (217)
Accumulated deficit.........................   (112,181)   (112,181)    (117,551)
                                              ---------   ---------    ---------
Total shareholders' equity (deficit)........   (104,525)   (104,525)      20,257
                                              ---------   ---------    ---------
Total capitalization........................  $  69,930   $  52,217    $  50,257
                                              =========   =========    =========


------------------------------

(1) Includes $1.1 million in the aggregate of accrued and unpaid interest on our former senior term loan as of May 4, 2002.

(2) Consists of a $15 million term loan and a revolving credit facility.

(3) Includes $4.7 million in the aggregate of accrued and unpaid interest on our subordinated debt as of May 4, 2002.

(4) Includes $7.7 million in the aggregate of accrued and unpaid interest on our Class C Preferred Stock as of May 4, 2002.

(5) Includes $28.0 million in the aggregate of accrued and unpaid dividends on our Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock. As of May 4, 2002, the liquidation value of our Class A, Class B and Class D Preferred Stock including $28.0 million of accrued dividends, was $89.4 million. The book value of this preferred stock has been adjusted from the liquidation value in connection with the reduction of the dividend rate on the Class A Preferred Stock, Class D Preferred Stock and a portion of our Class B Preferred Stock. See Note 6 of the Notes to our consolidated financial statements.


(6) Excludes approximately 1,164,918 shares of common stock reserved for issuance upon the exercise of options outstanding at May 4, 2002 (730,555 shares upon completion of this offering) at exercise prices ranging from $0.01 to $1.73 per share, of which 224,714 shares were subject to options which will be exercisable upon completion of this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA


       The selected "Statement of Operations Data" and the "Other Financial Data" for the fiscal years ended December 31, 1999 and December 31, 2000, the 34-day period ended February 3, 2001 and the fiscal year ended February 2, 2002 and the selected "Balance Sheet Data" as of December 31, 2000 and February 2, 2002 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected "Balance Sheet Data" as of December 31, 1997, 1998 and 1999 and the selected "Statement of Operations Data" and the "Other Financial Data" for the years ended December 31, 1997 and 1998 have been derived from our audited consolidated financial statements not included in this prospectus. The "Store Data" for all periods presented below have been derived from internal records of our operations. The selected "Statement of Operations Data" and "Other Financial Data" for the quarters ended May 5, 2001 and May 4, 2002 and the selected "Balance Sheet Data" as of May 4, 2002 have been derived from our unaudited consolidated financial statements, which, in our opinion, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the information set forth therein. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.



                                                                                  34-DAY                        QUARTER ENDED
                                         YEAR ENDED DECEMBER 31,               PERIOD ENDED   YEAR ENDED    ---------------------
                              ----------------------------------------------   FEBRUARY 3,    FEBRUARY 2,    MAY 5,      MAY 4,
                                1997         1998        1999        2000        2001(1)        2002(2)       2001        2002
                              ---------   ----------   ---------   ---------   ------------   -----------   ---------   ---------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Net sales...................  $ 153,584   $  192,250   $ 236,622   $ 259,240    $  23,875      $307,213     $  55,961   $  66,184
Cost of sales(3)............     96,878      121,864     154,104     172,226       18,990       200,063        40,447      43,976
                              ---------   ----------   ---------   ---------    ---------      --------     ---------   ---------
Gross profit................     56,706       70,386      82,518      87,014        4,885       107,150        15,514      22,208
Operating expenses:
  Other operating
    expenses................     35,816       45,804      57,894      67,422        7,388        71,993        15,654      17,164
  Depreciation and
    amortization............      3,141        4,401       5,969       6,522          517         6,370         1,372       1,653
  Non-cash stock
    compensation
    charge(4)...............         --           --          --          --           --         1,220            --         812
                              ---------   ----------   ---------   ---------    ---------      --------     ---------   ---------
Operating income (loss).....     17,749       20,181      18,655      13,070       (3,020)       27,567        (1,512)      2,579
Interest expense:
  Senior, subordinated and
    other notes payable.....      7,990        9,254      10,232      11,221        1,043         9,759         2,607       1,486
  Class C Preferred Stock...      1,800        1,541       1,647       1,850          154         2,007           499         544
  Amortization of debt issue
    costs...................      1,001        1,009       1,307       1,305           84         1,308           252         366
  Accretion of common stock
    warrants(5).............        389           --          --          --           --        11,315            --          --
Interest income.............        (80)        (113)        (27)         (1)          --          (278)           --         (67)
Offering and financing
  costs(6)..................         --           --         852         782           --            --            --          --
Other expense (income),
  net.......................        (90)        (157)       (222)       (199)         (26)         (109)          (30)          7
Income tax provision
  (benefit).................      2,817        2,220         807        (573)      (1,619)        1,782        (2,115)        100
                              ---------   ----------   ---------   ---------    ---------      --------     ---------   ---------
Net income (loss)...........      3,922        6,427       4,059      (1,315)      (2,656)        1,783        (2,725)        143
Accretion of redeemable
  preferred stock and
  dividends accrued(7)......     (3,755)      (3,832)     (5,053)     (6,555)        (778)       (6,439)       (1,931)     (1,311)
                              ---------   ----------   ---------   ---------    ---------      --------     ---------   ---------
Net income (loss) allocable
  to common stock...........  $     167   $    2,595   $    (994)  $  (7,870)   $  (3,434)     $ (4,656)    $  (4,656)  $  (1,168)
                              =========   ==========   =========   =========    =========      ========     =========   =========
Income (loss) per common
  share
  Basic.....................  $    0.03   $     0.51   $   (0.20)  $   (1.30)   $   (0.46)     $  (0.62)    $   (0.62)  $   (0.16)
  Diluted...................  $    0.02   $     0.16   $   (0.20)  $   (1.30)   $   (0.46)     $  (0.62)    $   (0.62)  $   (0.16)
Weighted average number of
  common shares outstanding
  Basic.....................  5,498,270    5,072,264   5,063,938   6,052,715    7,518,939     7,521,093     7,518,939   7,532,964
  Diluted...................  6,793,058   16,071,718   5,063,938   6,052,715    7,518,939     7,521,093     7,518,939   7,532,964

                                                                                                         QUARTER ENDED
                                                YEAR ENDED DECEMBER 31,                YEAR ENDED    ---------------------
                                   -------------------------------------------------   FEBRUARY 2,    MAY 5,      MAY 4,
                                      1997         1998         1999         2000        2002(2)       2001        2002
                                   ----------   ----------   ----------   ----------   -----------   --------   ----------
                                   (IN THOUSANDS, EXCEPT SHARE AND PERCENTAGE DATA)
PRO FORMA DATA:
Pro forma as adjusted net
  income(8)......................                                                      $   12,229               $    1,141
                                                                                       ----------               ----------
Pro forma as adjusted diluted
  earnings per common share(8)...                                                      $     0.70               $     0.06
                                                                                       ==========               ==========
Pro forma as adjusted shares
  outstanding(8).................                                                      17,554,991               17,992,968
                                                                                       ==========               ==========
OTHER FINANCIAL DATA:
Gross profit margin..............       36.9%        36.6%        34.9%        33.6%         34.9%       27.7%        33.6%
Adjusted EBITDA(9)...............  $  20,890    $  24,582    $  24,624    $  19,592    $   35,157        (140)       5,044
Net cash provided by (used in)
  operating activities...........  $   8,669    $   4,326    $  12,945    $   1,336    $   37,510     (11,834)      (3,680)
Net cash (used in) investing
  activities.....................     (5,479)     (14,669)     (10,825)      (5,981)       (4,724)     (1,406)      (1,785)
Net cash (used in) provided by
  financing activities...........     (3,537)      13,658       (3,370)      19,855       (29,949)       (954)      (1,175)
STORE DATA:
Comparable store net sales
  increase(10)...................        5.2%         1.0%         3.7%         0.6%         13.3%        3.9%        18.0%
Number of stores at the end of
  period(11).....................        138          198          226          240           234         235          236
Average net sales per store (in
  thousands)(12).................  $   1,178    $   1,169    $   1,111    $   1,112    $    1,307
Average gross square footage per
  store(13)......................      4,186        4,409        4,396        4,486         4,528
Average net sales per square
  foot(12)(13)...................  $     281    $     265    $     253    $     248    $      289

                                                           AS OF DECEMBER 31,                    AS OF        AS OF
                                              ---------------------------------------------   FEBRUARY 2,    MAY 4,
                                                1997        1998        1999        2000        2002(2)       2002
                                              ---------   ---------   ---------   ---------   -----------   ---------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................  $  10,881   $  14,196   $  12,946   $  28,156    $  29,751    $  23,111
Working capital(14).........................      9,332      14,368      11,716      18,717        1,010        8,689
Total assets................................     49,884      82,474      92,600     113,382       97,050       91,091
Total debt, including mandatorily redeemable
  preferred stock (Class C).................     88,597     106,241     103,466     104,360       75,239       74,250
Common stock warrants.......................        879          --          --          --       11,315           --
Redeemable convertible preferred stock
  (Class A, Class B and Class D)(15)........     50,591      50,418      55,471      81,909       85,294       86,605
Common stock................................        210         229         229         229          229          229
Additional paid-in capital..................      2,293          --          --          --           --        7,644
Accumulated deficit(16).....................   (104,991)    (99,224)   (100,218)   (108,088)    (112,324)    (112,181)


------------------------------


 (1) Effective January 1, 2001, we changed our fiscal reporting year from a calendar year to a 52/53-week basis ending on the Saturday closest to January 31 resulting in a 34-day stub period as presented. At the beginning of 2001, we instituted a plan to improve net sales, increase cash flow and return our stores to higher levels of profitability. The cornerstone of our plan was a strategy to reduce store-level inventories during January and February 2001. This strategy necessitated significant markdown activity that resulted in a reduced gross margin for January and February 2001. However, markdowns were offset by increased net sales, and, as a result, we believe our operating loss for the 34-day period ended February 3, 2001 of $3.0 million was substantially consistent with our operating loss for the 31-day period ended January 31, 2000 of $2.5 million. For the period from February 1, 2000 through February 3, 2001, our net sales were $266.3 million, our gross profit was $87.9 million and our operating income was $12.6 million. This approximately 53-week period is derived from our internal records and was not audited or reviewed by our auditors.


 (2) Effective January 1, 2001, we changed our fiscal reporting year from a calendar year to a 52/53-week basis ending on the Saturday closest to January 31. Our 2001 fiscal year began on February 4, 2001 and ended on February 2, 2002.

 (3) Cost of sales includes cost of product sold, freight, store occupancy and central distribution costs.


 (4) Reflects non-cash stock compensation charges related to certain stock options.


 (5) Reflects the accretion to the fair value of detachable put warrants to purchase common stock, issued by us in connection with our issuance of subordinated debt. The put rights associated with these warrants were terminated as of January 1, 1998, were restored as of December 31, 1999 and were terminated again as of February 3, 2002.

 (6) Represents the write down of certain costs associated with a withdrawn equity offering in fiscal 1999 and an unsuccessful refinancing effort in fiscal 2000.

 (7) Reflects the accretion of the Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock to its redemption value and the accrual of dividends on such preferred stock.


 (8) Assumes the following transactions were effected as of February 4, 2001:
     (i) the Pre-Offering Transactions, (ii) the termination of the put rights associated with the put warrants discussed in note (5) above, (iii) the refinancing of our former senior credit facility with our new senior credit facility, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and (iv) the sale by us of 6,174,000 shares in this offering at an assumed initial public offering price of $18.00 per share and the application of the estimated net proceeds from the sale after deducting estimated offering expenses and underwriting discounts and commissions. Pro forma as adjusted net income and pro forma as adjusted earnings per common share exclude (i) the $2.0 million non-cash stock compensation charge related to the July 2001 grant of an option to a consultant that would occur upon consummation of this offering, and (ii) the $0.6 million interest charge that would result from the inducement associated with the exchange of certain Class C Preferred Stock for common stock as part of the Pre-Offering Transactions.



 (9) The term Adjusted EBITDA as used herein represents operating income before depreciation and amortization expense and non-cash stock compensation charges related to certain outstanding stock options. While Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations or any other measure of income or cash flow that is prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity, Adjusted EBITDA has been presented because we believe it is commonly used in this or a similar format by investors to analyze and compare operating performance as well as to provide additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements. Adjusted EBITDA may differ in method of calculation from similarly titled measures used by other companies. This information should be read in conjunction with our consolidated statements of cash flows contained in our consolidated financial statements and notes thereto included elsewhere in this prospectus.


(10) We include new stores in comparable store net sales calculations after the store has been in operation one full fiscal year. We exclude from comparable store net sales calculations each store that was expanded, remodeled or relocated during the applicable period. Each expanded, remodeled or relocated store is returned to the comparable store base after it has been excluded from the comparable store base for one full fiscal year. The comparable store net sales increase for fiscal 2001 reflects the increase in comparable store net sales for the 52-week period ended February 2, 2002 compared to the 53-week period ended February 3, 2001. The comparable store net sales increase for the quarter ended May 4, 2002 reflects the increase in comparable store net sales for the quarter ended May 4, 2002 compared to the quarter ended May 5, 2001.


(11) Our store count excludes our warehouse outlet store located adjacent to our central distribution facilities in Jackson, Tennessee.

(12) Calculated using net sales of all stores open at both the beginning and the end of the period.

(13) Calculated using gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 30% of total store space.

(14) Defined as current assets excluding cash and cash equivalents, less current liabilities excluding current maturities of long-term debt and revolving line of credit.


(15) As of May 4, 2002, the liquidation value of our Class A, Class B and Class D Preferred Stock including $28.0 million of accrued dividends, was $89.4 million. The book value of this preferred stock has been adjusted from the liquidation value in connection with the reduction of the dividend rate on the Class A Preferred Stock, Class D Preferred Stock and a portion of our Class B Preferred Stock. See Note 6 of the Notes to our consolidated financial statements.


(16) In connection with our 1996 recapitalization, distributions of cash and securities to our pre-recapitalization shareholders were recorded as reductions in retained earnings, creating an accumulated deficit balance of $116 million at June 13, 1996. See "Related Party
     Transactions - Recapitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       A number of the matters and subject areas discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are not limited to historical or current facts and deal with potential future circumstances and developments, and are accordingly "forward-looking statements." You are cautioned that such forward-looking statements, which may be identified by words such as "anticipate," "believe," "expect," "estimate," "intend," "plan" and similar expressions, are only predictions and that actual events or results may differ materially.

OVERVIEW


       We are a leading specialty retailer of home decor in the United States, operating 236 stores in 28 states. Our stores present a broad selection of distinctive merchandise, including framed art, mirrors, candles, lamps, picture frames, accent rugs, garden accessories and artificial floral products. Our stores also offer an extensive assortment of holiday merchandise, as well as items carried throughout the year suitable for giving as gifts. As a result of our emergence as a leader in home decor and our development of a strong customer franchise, we have achieved substantial growth over the last five fiscal years. Since the beginning of 1997, our net sales have grown at a compounded annual growth rate of 19%. For the fiscal year ended February 2, 2002, we recorded net sales of $307.2 million, Adjusted EBITDA of $35.2 million and net income of $1.8 million. For the fiscal quarter ended May 4, 2002, we recorded net sales of $66.2 million, Adjusted EBITDA of $5.0 million and net income of $143,000.


       Kirkland's was co-founded in 1966 by our current Chairman, Carl Kirkland. In 1996, we completed a recapitalization through which Advent International Group (through affiliated entities) became the largest beneficial owner of our equity. The 1996 recapitalization permitted the then-existing shareholders, consisting of Carl Kirkland, Robert E. Alderson, our current President and Chief Executive Officer, and two other shareholders, to realize a portion of the value of their interest in Kirkland's.

       As we more than doubled our store base from 104 stores at the end of fiscal 1995 to 226 stores at the end of fiscal 1999, we realized the need to strengthen our infrastructure and enhance several aspects of our operations in order to execute a rapid national expansion. Beginning in late 1999, we undertook a series of initiatives that enabled us to make faster and smarter inventory buying and distribution decisions, to manage the flow of merchandise to our stores more efficiently and to improve overall financial performance. These initiatives included:

       - Completing Key Investments in Information Technology.

       - Developing a More Scalable Distribution Infrastructure.

       - Strengthening Executive Management.

       - Improving Store-Level Operating Performance.

       We believe the convergence of these operational initiatives led to the significant improvement in our fiscal 2001 operating results as compared to fiscal 2000. For fiscal 2001, our comparable store net sales increased 13.3% over the 53-week period ended February 3, 2001. Net cash provided by operating activities increased to $37.5 million as compared to $1.3 million in fiscal 2000, and inventory turnover in fiscal 2001 increased to 3.48x as compared to 2.45x in fiscal 2000. As evidenced by the improvement in our operating results, we believe these initiatives have positioned us to expand our proven retail concept and strengthen our position as a leading specialty retailer of home decor in the United States.

RESULTS OF OPERATIONS

       On January 1, 2001, we elected to change our fiscal reporting year from a calendar year basis to a 52/53-week year ending on the Saturday closest to January 31. Consequently, the results of operations table and discussion below compare the 52 weeks ended February 2, 2002 and the twelve months ended

December 31, 2000. The results for the 34-day "stub period" ended February 3, 2001 are included separately in our consolidated financial statements.


       In January 2001, we implemented a plan to improve net sales, increase cash flow and return our stores to higher levels of productivity. The cornerstone of our plan was a strategy to reduce store-level inventories during January and February 2001. This strategy necessitated significant markdown activity that resulted in a reduced gross margin for January and February 2001. However, markdowns were offset by increased net sales, and, as a result, we believe our operating loss for the 34-day period ended February 3, 2001 of $3.0 million was substantially consistent with our operating loss for the 31-day period ended January 31, 2000 of $2.5 million. For the period from February 1, 2000 through February 3, 2001, our net sales were $266.3 million, our gross profit was $87.9 million and our operating income was $12.6 million. This approximately 53-week period is derived from our internal records and was not audited or reviewed by our auditors.


       The table below sets forth selected results of our operations expressed as a percentage of net sales for the periods indicated.


                                                  FISCAL YEAR ENDED                QUARTER ENDED
                                      -----------------------------------------   ---------------
                                      DECEMBER 31,   DECEMBER 31,   FEBRUARY 2,   MAY 5,   MAY 4,
                                          1999           2000         2002(1)      2001     2002
                                      ------------   ------------   -----------   ------   ------
Net sales...........................     100.0%         100.0%         100.0%     100.0%   100.0%
Cost of sales(2)....................      65.1           66.4           65.1       72.3     66.4
                                         -----          -----          -----      -----    -----
Gross profit........................      34.9           33.6           34.9       27.7     33.6
Operating expenses:
  Other operating expenses..........      24.5           26.0           23.4       27.9     26.0
  Depreciation and amortization.....       2.5            2.5            2.1        2.5      2.5
  Non-cash stock compensation
    charge..........................        --             --            0.4         --      1.2
                                         -----          -----          -----      -----    -----
Operating income....................       7.9            5.1            9.0       (2.7)     3.9
Interest expense:
  Senior, subordinated and other
    notes payable...................       4.3            4.3            3.2        4.7      2.2
  Class C Preferred Stock...........       0.7            0.7            0.7        0.9      0.8
  Amortization of debt issue
    costs...........................       0.6            0.5            0.4        0.4      0.6
  Accretion of common stock
    warrants........................                       --            3.7         --       --
Interest income.....................      (0.0)          (0.0)          (0.1)        --     (0.1)
Offering and financing costs(3).....       0.4            0.3             --         --       --
Other expense (income), net.........      (0.1)          (0.0)          (0.0)      (0.0)     0.0
                                         -----          -----          -----      -----    -----
Income (loss) before income taxes...       2.0           (0.7)           1.1       (8.7)     0.4
Income tax provision (benefit)......       0.3           (0.2)           0.5       (3.8)     0.2
                                         -----          -----          -----      -----    -----
Net income (loss)...................       1.7%          (0.5)%          0.6%      (4.9)     0.2
                                         =====          =====          =====      =====    =====


------------------------------

(1) Effective January 1, 2001, we changed our fiscal year from a calendar year basis to a 52/53-week year ending on the Saturday closest to January 31. Accordingly, the fiscal year ended February 2, 2002 encompasses the 52-week period beginning on February 4, 2001 and ending on February 2, 2002.

(2) Cost of sales includes cost of product sold, freight, store occupancy and central distribution costs.

(3) During the year ended December 31, 2000, we recorded an impairment of deferred financing costs that were connected with a refinancing effort that was not consummated. Additionally, during the year ended December 31, 1999, we indefinitely postponed plans for an initial public offering that resulted in the impairment of previously deferred offering costs.

  FISCAL QUARTER ENDED MAY 4, 2002 COMPARED TO FISCAL QUARTER ENDED MAY 5, 2001

       Net Sales. Net sales increased by 18.3% to $66.2 million for the first quarter of fiscal 2002 from $56.0 million for the first quarter of fiscal 2001. The net sales increase for the quarter was primarily the result of an increase in comparable store net sales of 18.0%. Also, the addition of two new stores during the first quarter combined with the impact of the five new stores added during fiscal 2001 offset by the closure of 11 stores since the end of fiscal 2000 contributed to the overall sales increase. The increase in comparable store net sales accounted for approximately $9.6 million of the total net sales increase, or 94.1%, and the net changes in the store base accounted for approximately $0.6 million, or 5.9%, of the total net sales increase. Our first quarter net sales performance resulted from an improved inventory position and fresher merchandise mix as compared to the prior year period. The increase in comparable store net sales was primarily the result of increased average retail unit prices as compared to the prior year quarter. Additionally, but to a lesser extent, we experienced increases in unit volume and customer traffic in comparison to the prior period.


       Gross Profit. Gross profit, defined as net sales less the cost of sales including cost of product sold, freight, store occupancy and central distribution costs, increased $6.7 million, or 43.2%, to $22.2 million for the quarter from $15.5 million for the prior year period. Gross profit expressed as a percentage of net sales increased to 33.6% for the quarter from 27.7% for the prior year period. The increase in gross profit as a percentage of net sales was largely the result of lower product cost of net sales, including freight expenses, as a percentage of net sales. This decline in product cost of sales was the result of the fresher merchandise mix during the quarter in comparison to the prior year period during which significant markdowns were taken in order to reduce inventory levels. The leveraging of store occupancy and central distribution costs through higher net sales also contributed to the improvement in gross profit percentage.



       Other Operating Expenses. Other operating expenses, including both store and corporate costs, were $17.2 million, or 26.0% of net sales, for the quarter as compared to $15.7 million, or 27.9% of net sales, for the prior year period. The decline in these operating expenses as a percentage of net sales was primarily the result of strong net sales that leveraged the fixed component of operating expenses. Additionally, we have continued to control expenses associated with our stores' use of local storage facilities and related truck rentals. During the quarter, we were able to save $0.4 million in these areas as compared to the prior year period.



       Non-Cash Stock Compensation Charge. During the quarter, we incurred non-cash stock compensation charges related to certain outstanding stock options of $0.8 million, or 1.2% of net sales. No such charge was incurred in the prior year period.


       Depreciation and Amortization. Depreciation and amortization expense was $1.7 million, or 2.5% of net sales, for the quarter as compared to $1.4 million, or 2.5% of net sales, for the prior year period. The dollar increase was due primarily to capital investments in information technology made during fiscal 2001, including the implementation of a new merchandise management system in April 2001.


       Interest Expense. Interest expense on senior, subordinated and other notes payable was $1.5 million, or 2.2% of net sales, for the quarter as compared to $2.6 million, or 4.7% of net sales, for the prior year period. The decrease was the result of improved operating cash flow which resulted in lower average debt balances during the quarter combined with lower interest rates as compared to the prior year. Interest expense associated with mandatorily redeemable Class C Preferred Stock was $0.5 million, or 0.8% of net sales, for the quarter as compared to $0.5 million, or 0.9% of net sales, for the prior year period. Interest expense related to the amortization of debt issue costs was $0.4 million, or 0.6% of net sales, for the quarter as compared to $0.3 million, or 0.4% of net sales, for the prior year period.



       Income Taxes. Income tax expense was $100,000, or 41.0% of pre-tax income, for the quarter as compared to a benefit of $2.1 million, or 43.7% of pre-tax loss, for the prior year period.



       Net Income. As a result of the foregoing, net income was $143,000, or 0.2% of net sales, for the quarter compared to a net loss of $2.7 million, or (4.9)% of net sales, for the prior year period.

  FISCAL YEAR ENDED FEBRUARY 2, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

       Net Sales. Net sales increased by 18.5% to $307.2 million for fiscal 2001 from $259.2 million for fiscal 2000. The net sales increase in fiscal 2001 resulted primarily from an increase in comparable store net sales. Also, the addition of five new stores in fiscal 2001 and the full year impact of the 17 new stores added in fiscal 2000 offset by the closure of 11 stores after fiscal 2000 and three stores in fiscal 2000 contributed to the overall net sales increase. The increase in comparable store net sales accounted for approximately $37.2 million of the total net sales increase, or 77.5%, and the net increase in the store base over the last two fiscal years accounted for approximately $10.8 million, or 22.5%, of the total net sales increase. One of our key operating initiatives during 2001 was a concerted effort to reduce inventory levels and SKU counts to offer a better, sharper array of merchandise without changing the core categories of merchandise that we offer. Much of this inventory reduction was accomplished from January through April 2001 through markdowns and promotional activities. As a result of this effort, merchandise flow improved during the balance of the year, allowing our customers to experience a steady flow of fresh product. In addition, the installation of a fully integrated retail information management system at our home office in April 2001 significantly increased our ability to maintain a fresh merchandise mix and appropriate inventory levels in our stores. The comparable store net sales increase was primarily the result of increased unit sales and customer traffic, although we did experience favorable trends in our average retail price per item sold.


       Gross Profit. Gross profit increased $20.1 million, or 23.1%, to $107.1 million for fiscal 2001 from $87.0 million for fiscal 2000. Gross profit expressed as a percentage of net sales increased to 34.9% for fiscal 2001, from 33.6% for fiscal 2000. The increase in gross profit as a percentage of net sales resulted primarily from the leveraging of store occupancy costs through higher net sales. Additionally, as a result of our aggressive inventory reduction in the first quarter of fiscal 2001, product cost of sales, including freight expenses, declined as a percentage of net sales particularly in the second half of fiscal 2001, due to the strong sell-through and fresher merchandise mix. These factors were partially offset by an increase in central distribution costs as a percentage of net sales as we leased additional distribution center space and increased staffing levels during fiscal 2001.



       Other Operating Expenses. Other operating expenses, including both store and corporate costs, were $72.0 million, or 23.4% of net sales, for fiscal 2001 as compared to $67.4 million, or 26.0% of net sales, for fiscal 2000. The decline in these operating expenses as a percentage of net sales was primarily the result of strong net sales that leveraged the fixed component of operating expenses. The percentage decrease in operating expenses also benefited from several expense control initiatives at the store and corporate levels. Two of the most significant initiatives were directly related to our fiscal 2001 plan to improve store-level operating performance. First, we initiated a concerted effort to restrain growth in store payroll expense. By operating stores with lower inventory levels and improving merchandise distribution and allocation, we were able to reduce store payroll expense to 12.2% of net sales for fiscal 2001 as compared to 13.6% of net sales for fiscal 2000. This improvement is partially the result of our completion of a planned reduction in the number of store assistant manager positions. Second, we were able to save over $1 million by reducing our stores' use of local storage facilities and related truck rentals. During fiscal 2002, we will seek to further reduce the costs associated with these local storage facilities as we continue to increase the volume of our centrally distributed merchandise.



       Non-Cash Stock Compensation Charge. In fiscal 2001, we incurred a non-cash stock compensation charge related to certain outstanding stock options of $1.2 million, or 0.4% of net sales. No such charge was incurred in fiscal 2000. See Note 8 of the notes to our consolidated financial statements.


       Depreciation and Amortization. Depreciation and amortization expense was $6.4 million, or 2.1% of net sales, for fiscal 2001 as compared to $6.5 million, or 2.5% of net sales, for fiscal 2000. The decline as a percentage of net sales was the result of the strong sales performance as well as a decline in capital expenditures over the last two fiscal years in relation to previous fiscal years.

       Interest Expense. Interest expense on senior, subordinated and other notes payable was $9.8 million, or 3.2% of net sales, for fiscal 2001 as compared to $11.2 million, or 4.3% of net sales, for fiscal 2000. The decrease was the result of significantly improved operating cash flow which led to lower average debt balances in fiscal 2001 in comparison to fiscal 2000 combined with lower interest rates. Interest expense associated with the mandatorily redeemable Class C Preferred Stock was $2.0 million, or 0.7% of net sales, for fiscal 2001 as compared to $1.9 million, or 0.7% of net sales, for fiscal 2000. Amortization of debt issue costs was $1.3 million, or 0.4% of net sales, for fiscal 2001 as compared to $1.3 million, or 0.5% of net sales, for fiscal 2000. The accretion of common stock warrants of $11.3 million, or 3.7% of net sales, reflects the accretion to fair value of detachable put warrants issued by us in connection with our issuance of subordinated debt in 1996. No such charge was recorded in fiscal 2000.



       Income Taxes. Income tax expense was $1.8 million, or 50.0% of pre-tax income, for fiscal 2001 as compared to a benefit of $0.6 million, or 30.3% of pre-tax loss, for fiscal 2000. The increase in the effective tax rate for fiscal 2001 is primarily the result of non-deductible compensation charges associated with certain employee stock options.



       Net Income. As a result of the foregoing, net income was $1.8 million, or 0.6% of net sales, for fiscal 2001 compared to a net loss of $1.3 million, or 0.5% of net sales for fiscal 2000.


  FISCAL YEAR ENDED DECEMBER 31, 2000 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

       Net Sales. Net sales increased by 9.6% to $259.2 million for fiscal 2000 from $236.6 million for fiscal 1999. The net sales increase in fiscal 2000 resulted primarily from the addition of 17 new stores in fiscal 2000 and the full year impact of the 29 new stores added in fiscal 1999 offset by the closure of three stores in fiscal 2000 and one store in fiscal 1999. Comparable store net sales increased 0.6% in fiscal 2000. The increase in comparable store net sales accounted for $1.1 million, or 4.9%, of the increase in net sales and the net increase in the number of stores over the last two fiscal years accounted for $21.5 million, or 95.1% of the increase. During the first two quarters of fiscal 2000, comparable store net sales increased 7.7% due to successful promotions in select categories. Comparable store net sales decreased 3.9% for the last two quarters of fiscal 2000 and were down 5.4% in the fourth quarter of fiscal 2000. We believe that many factors contributed to the weak second half net sales performance including supply chain inefficiencies, an overall lackluster retail holiday season and a build-up of inventory at the store level as holiday sales did not materialize.

       Gross Profit. Gross profit increased $4.5 million, or 5.5%, to $87.0 million for fiscal 2000 from $82.5 million for fiscal 1999. Gross profit expressed as a percentage of net sales decreased to 33.6% for fiscal 2000, from 34.9% for fiscal 1999. The decline in gross profit as a percentage of net sales was primarily the result of increases in store occupancy and central distribution costs outpacing the relatively small comparable store net sales growth experienced in fiscal 2000. Expense increases in central distribution resulting from additional throughput volume contributed to the decline in gross profit as a percentage of net sales. Additionally, product cost of sales, including freight expenses, increased as a percentage of net sales due to fourth quarter markdowns taken in an effort to generate sales momentum.

       Operating Expenses. Operating expenses were $67.4 million, or 26.0% of net sales, for fiscal 2000 as compared to $57.9 million, or 24.5% of net sales, for fiscal 1999. The increase as a percentage of net sales was primarily the result of increases in store payroll and occupancy costs outpacing the modest increase in comparable store net sales. Store payroll expense increased to 13.6% of net sales for fiscal 2000 as compared to 12.8% of net sales for fiscal 1999. The increase in store payroll expense was primarily the result of an increase in the average compensation for store managers along with an increase in the average hourly wage. We also experienced increases in certain corporate operating expenses, including payroll expense in information technology and store operations management.

       Depreciation and Amortization. Depreciation and amortization expense was $6.5 million, or 2.5% of net sales, for fiscal 2000 as compared to $6.0 million, or 2.5% of net sales, for fiscal 1999. The dollar increase in depreciation expense was the result of relatively high capital expenditures in the years prior to fiscal 2000.

       Interest Expense. Interest expense on senior, subordinated and other notes payable was $11.2 million, or 4.3% of net sales, for fiscal 2000 as compared to $10.2 million, or 4.3% of net sales, for fiscal 1999. The increase was the result of higher average debt balances in comparison to the prior year combined with higher interest rates. Interest expense associated with the mandatorily redeemable Class C Preferred Stock was $1.9 million, or 0.7% of net sales, for fiscal 2000 as compared to $1.6 million, or 0.7% of net sales, for fiscal 1999. Amortization of debt issue costs was $1.3 million, or 0.5% of net sales, for fiscal 2000 as compared to $1.3 million, or 0.6% of net sales, for fiscal 1999.

       Income Taxes. For fiscal 2000, we recorded an income tax benefit in the amount of $0.6 million, or 30.3% of pre-tax loss, as compared to an expense of $0.8 million, or 16.6% of pre-tax income, for fiscal 1999. In fiscal 1999, we received a tax benefit from surtax exemptions that lowered the statutory rate by 21.2% of pre-tax income. As a result of our December 31, 1999 reorganization (see "Certain Transactions - Reorganization"), this benefit was not available to us in fiscal 2000, nor will it be available to us in the future due to our consolidated corporate structure.

       Net Income. As a result of the foregoing, we recorded a net loss of $1.3 million, or 0.5%, of net sales for fiscal 2000, as compared to net income of $4.1 million or 1.7% of net sales for fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

       Most of our capital requirements relate to new store openings, existing store expansions, remodelings or relocations, seasonal working capital and payment of interest on our outstanding indebtedness. Our working capital requirements are primarily for merchandise inventories, which typically reach their peak by the end of the third quarter of each fiscal year. Historically, we have funded our store openings, expansions, remodelings and relocations and met our working capital requirements from internally generated funds, borrowings under our credit facilities and proceeds from the sale of equity securities.


       During fiscal 1999, 2000 and 2001, net cash provided by operating activities was $12.9 million, $1.3 million and $37.5 million, respectively. During the quarter ended May 4, 2002, net cash of $3.7 million was used in operating activities. All of our revenues are realized at the point-of-sale in our stores. Thus, our net sales are essentially on a cash basis. The cash flow from operating our stores is a significant source of liquidity. This operating cash flow is used primarily to purchase inventory, make interest payments on our indebtedness and pay income taxes.


       During fiscal 1999, 2000 and 2001 and the quarter ended May 4, 2002, net cash used in investing activities was $10.8 million, $6.0 million, $4.7 million and $1.8 million, respectively. We use cash in investing activities to build new stores and expand, remodel or relocate existing stores. Furthermore, net cash used in investing activities includes purchases of information technology assets and equipment for our distribution facilities and corporate headquarters. During fiscal 1999, 2000 and 2001 and the quarter ended May 4, 2002, we opened 29, 17, five and two new stores, respectively, and expanded or remodeled 14, four, two and two stores, respectively.

       We expect to open approximately 15 new stores during fiscal 2002, two of which were opened prior to the date of this prospectus. Capital expenditures, including leasehold improvements and furniture and fixtures, for the five new stores opened during fiscal 2001 averaged approximately $148,000 (net of landlord allowances), and initial gross inventory requirements (which were partially financed by trade credit) averaged approximately $142,000 per store. Opening inventory requirements at new stores vary significantly depending upon the time of year when the store is opened, expected sales volume and store size. We also intend to expand or remodel four stores in fiscal 2002 and perform minor refurbishments on several other stores. The cost of remodeling two stores in fiscal 2001 was approximately $153,000 per store.

       Our total planned capital expenditures for fiscal 2002 are $8.5 million. In addition to providing for new stores, together with expanded, relocated and remodeled stores, these planned capital expenditures include $0.6 million for equipment in our distribution facilities and $2.4 million for various investments in information technology assets.


       Our principal indebtedness during the past three fiscal years consisted of (i) our former senior credit facility, which included a term loan of $57 million and a $20 million revolver, (ii) $20 million of senior subordinated notes due in June 2003, (iii) a $5 million subordinated note payable to our Chairman and (iv) our mandatorily redeemable Class C Preferred Stock, with a stated value of $17.1 million as of February 2, 2002, originally issued in connection with our 1996 recapitalization. See "Related Party Transactions - Recapitalization."


       During fiscal 1999, cash of $3.4 million was used in financing activities. During fiscal 1999, we made $5.8 million of principal payments on our long-term debt and repaid $7 million under our revolving line of credit. In addition, in July 1999 we borrowed an additional $7.5 million, including $3.4 million from certain of our shareholders and $4.1 million from our former senior lenders. The $4.1 million was collateralized with cash and letters of credit supplied by certain of our warrantholders and shareholders. Our securityholders who participated in this loan financing received warrants to purchase 871,311 shares of our common stock as consideration. During fiscal 1999 we also incurred $2.5 million in additional long-term borrowings.


       In fiscal 2000, financing activities contributed cash of $19.9 million. During fiscal 2000, we drew $20.0 million under our former revolving line of credit and received $7.4 million of net proceeds (net of $0.1 million of transaction expenses) from an equity investment by certain of our warrantholders and shareholders. We also repaid the $5 million note due to our Chairman through his conversion of the principal portion of the loan into additional equity. In addition, the $7.5 million of borrowings from July 1999 was repaid as our lenders drew on the $4.1 million of cash collateral posted by certain warrantholders and shareholders, in consideration of which we issued additional equity to these securityholders, and other shareholders converted $3.4 million of these borrowings into additional equity. See "Related Party
Transactions - 2000 Equity Transaction."


       In fiscal 2001, $29.9 million was used in financing activities. In fiscal 2001, the principal uses of cash in financing activities were repayments on our former senior credit facility consisting of $20.0 million on the line of credit and $9.2 million on the term loan principal. See "Related Party Transactions" for a description of various financing transactions from 1996 through 2000 involving related parties.



       Due to our failure to comply with three financial covenants in our old principal credit agreement during fiscal 2000, namely the total debt to EBITDA ratio, the interest coverage ratio and the fixed charge coverage ratio, our former senior lenders prevented us from continuing to pay current cash interest to our subordinated lenders. During the third quarter of 2000, our former senior lenders notified us that they had transferred our credit facility to their "special assets" or workout division. We subsequently entered into negotiations with our former senior lenders and our existing subordinated lenders to amend our agreements with those respective lenders. Pursuant to these negotiations, in June 2001 we entered into amended credit agreements with these lenders and these lenders waived the events of default under their respective facilities. With respect to the former senior credit facility, the maturity date remained June 30, 2002 and the covenants were made less restrictive and we were permitted to pay a portion, but not all, of the accrued interest under our subordinated loan agreement. With respect to the subordinated loan agreement, the maturity date remained June 30, 2003 and the interest rate was increased from 12.5% to 15% effective January 1, 2001 and 15.5% effective January 1, 2002 until such time as all accrued interest was paid. We also reduced the dividend rate on our Class A and Class D Preferred Stock and most of our Class B Preferred Stock from 10% to 4% until all accrued interest on the subordinated loan was paid. Between June 2001 and the termination of our former senior credit facility, we complied with all covenants in our former senior credit agreement and subordinated loan agreement. We repaid all indebtedness under our former senior credit facility in May 2002 with proceeds from our new senior credit facility. At that time we paid all accrued interest on our subordinated loan agreement, as a result of which the rate of interest on the subordinated loan agreement was restored to 12.5% and the dividend rate on the classes of our preferred stock that had been reduced was restored to 10%. We are currently in compliance with our senior and subordinated lending agreements.


       In May 2002, we entered into a new, three-year senior secured credit facility that includes a $45 million revolving credit facility ($30 million for the first six months of each calendar year) and a $15 million term loan. The revolving credit facility bears interest at a floating rate equal to the prime rate or LIBOR plus 2.25%, at our election. Borrowings under the new revolving credit facility are subject to certain customary conditions. The new senior credit facility contains certain customary events of default, including a material adverse change in our business, our failure to pay principal and/or interest under the new senior credit facility, our failure to comply with certain covenants under the new senior credit facility or under our other financing agreements (subject to applicable cure periods) our making any false or misleading representation or warranty to our lenders, bankruptcy or insolvency events with respect to us or our subsidiaries, final judgments against us or our subsidiaries in an amount exceeding $500,000 in the aggregate which are not paid or discharged within 30 days after being entered, our failure to redeem our preferred stock as part of this offering, any event of default under any of our financing agreements, equity documents or subordinated debt documents and our loss of agreements with major credit card companies. The term loan bears interest at the prime rate plus 7.25%. Borrowings under our new senior credit facility are collateralized by substantially all of our assets and real estate and guaranteed by all of our subsidiaries. The maximum availability under the revolving credit facility is limited by a borrowing base which consists of a percentage of eligible inventory less reserves. Our new lender may from time to time reduce the lending formula with respect to the eligible inventory to the extent our lender determines that the liquidation value of the eligible inventory has decreased. Our lender also from time to time may decrease the borrowing base by adding reserves with respect to matters such as inventory shrinkage. The revolving credit facility terminates in May 2005. The term loan must be repaid in twelve consecutive quarterly installments payable in the last day of each calendar quarter commencing June 30, 2002, each installment to be in the amount of $562,500, with the entire unpaid balance of the term loan due on the last day of the term. We used the proceeds of the term loan, together with a total of approximately $33.6 million of a combination of available cash and borrowings under the revolving credit facility, (1) to repay all indebtedness (including accrued interest outstanding) outstanding under our former senior secured credit facility under which $38.3 million was outstanding at May 4, 2002, (2) to pay all accrued and unpaid interest on our subordinated debt, of which there was $4.7 million as of May 4, 2002 and (3) to pay $5.7 million of accrued interest on the Class C Preferred Stock, of which there was $7.7 million accrued and unpaid as of May 4, 2002. As a result, the interest rate on the subordinated notes was reduced from 15.5% to 12.5% and the dividend rate on the Class A, Class B and Class D Preferred Stock was increased from 4% to 10%. As of June 20, 2002, $14.0 million was outstanding under the revolving credit facility and $6.8 million was available for borrowing.



       We issued Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock in June 1996 and December 1999 and Class D Preferred Stock in August 2000. As of May 4, 2002, the liquidation value, including accrued dividends, on our Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock was $49.4 million, $17.4 million and $22.6 million, respectively. Dividends accrue at an annual rate of 10% for the Class A Preferred Stock, Class B Preferred Stock and the Class D Preferred Stock. Dividends on the Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock have accrued and have not been paid. The Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock are redeemable at our option after the earliest to occur of June 12, 2004 or the closing of a liquidity event (which includes this offering). The Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock are redeemable at the option of the holders after June 12, 2004. At the option of 60% of the holders, all of the outstanding Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock, other than any shares being redeemed at our option, will automatically convert into common stock upon the occurrence of this offering at a rate equal to the liquidation value of the preferred stock plus accrued dividends, divided by the initial public offering price. The Class C Preferred Stock is mandatorily redeemable at the earliest to occur of June 12, 2004 or the closing of a liquidity event (including this offering). The Class C Preferred Stock has no conversion privileges. The liquidation value of the Class C Preferred Stock, including accrued amounts classified as interest, was $24.8 million at May 4, 2002. Amounts classified as interest associated with the Class C Preferred Stock accrue at 9% annually on the outstanding balance of the Class C Preferred Stock, compounded semi-annually. The payments representing such accruals after 1997 had not been made as a result of subordination provisions under our former senior credit facility. In May 2002, in connection with the refinancing of our former senior credit facility, $5.7 million of the unpaid accruals were paid to the holders of the Class C Preferred Stock.

       The following table summarizes our material contractual obligations, including both on- and off-balance sheet arrangements in effect at February 2, 2002, except for long-term borrowings which have been reported and classified in accordance with the terms of our new senior credit facility that closed in May 2002, and as adjusted to give effect to the sale by us of 6,174,000 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share and the application of the net proceeds from the sale (after deducting estimated offering expenses and underwriting discounts and commissions):



CONTRACTUAL OBLIGATIONS               FISCAL 2002   FISCAL 2003   FISCAL 2004   THEREAFTER   TOTAL    AS ADJUSTED
-----------------------               -----------   -----------   -----------   ----------   ------   -----------
                                                                     (IN MILLIONS)
Lease financing:
  Operating lease obligations (store
    leases).........................     $21.7         $20.2        $ 19.6        $66.1      $127.6     $127.6
  Operating lease obligations
    (other).........................       0.7           0.4           0.2           --         1.3        1.3
Employment and consulting
  contracts(a)......................       0.7           2.4           0.7          1.0         4.8        4.8
Long-term borrowings:
  Senior credit facility(b).........       1.1           2.2           2.2          9.5        15.0       15.0
  Subordinated debt(c)..............        --          23.8            --           --        23.8         --
  Class C preferred stock(c)........        --            --          18.6           --        18.6         --
Redeemable convertible preferred
  stock:
  Class D preferred stock(d)........        --            --          22.4           --        22.4         --
  Class A preferred stock(d)........        --            --          48.9           --        48.9         --
  Class B preferred stock(d)........        --            --          17.2           --        17.2         --
                                         -----         -----        ------        -----      ------     ------
      Total obligations.............     $24.2         $49.0        $129.8        $76.6      $279.6     $148.7
                                         =====         =====        ======        =====      ======     ======


------------------------------

(a) Includes employment agreements with members of our senior management team entered into in June 2002.


(b) This refers to our new senior credit facility entered into in May 2002 (excludes $39.5 million which was outstanding under our former senior credit facility as of February 2, 2002).


(c) Gives effect to the repayment of accrued and unpaid interest in May 2002 with the proceeds of our new senior credit facility.

(d) Represents liquidation value of preferred stock, including accrued and unpaid dividends.


       Our new senior credit facility and existing subordinated loan agreements contain provisions that could result in changes in the presented terms of the agreements or the acceleration of maturity. Circumstances that could lead to such changes in terms or acceleration include, but are not limited to, a material adverse change in our business or an event of default under the applicable loan agreement. The new senior credit facility has two financial covenants. One covenant requires us to maintain EBITDA, net of capital expenditures, at levels varying between $26.7 million and $17.2 million each fiscal quarter based upon our projections taking into account the seasonality of our business. The other financial covenant requires us to keep our senior debt within a specified ratio of our EBITDA ranging from 1.0:1.0 to 1.8:1.0 each fiscal quarter based upon our projections taking into account the seasonality of our business and our anticipated utilization of the revolving credit facility. The subordinated loan agreement contains certain customary events of default, similar to those in the new senior credit facility. The amended subordinated loan agreement includes the same financial covenants as the new senior credit facility, but requires less restrictive levels of measurement. Any failure to comply with these or other covenants would allow the lenders to accelerate repayment of their debt, prohibit further borrowing under the revolving portion of the new senior credit facility, declare an event of default, take possession of their collateral or take other actions available to the senior and subordinated lenders. As of May 4, 2002, we were in compliance with all covenants under our senior and subordinated credit facilities.



       We believe that net cash provided by operations and availability under our new senior credit facility, together with the anticipated proceeds from this offering, will be adequate to carry out our fiscal 2002 growth plans in full and fund our planned capital expenditures, interest payments and working capital requirements for at least the next 12 months. To the extent we seek to accelerate our growth plans, and with respect to periods beyond fiscal 2002, we may need to raise additional capital either through the issuance of debt or equity securities or through additional credit facilities. We cannot assure you that such capital would be available on acceptable terms or at all.


NON-CASH CHARGES IN PERIODS AFTER THIS OFFERING IS COMPLETED



       We will incur the following non-cash charges in the following periods after this offering is completed (assuming an initial public offering price of $18.00 per share):



       - A $2.0 million non-cash stock compensation charge related to the July 2001 grant of an option to a consultant to purchase shares of common stock. This charge will be recognized in the second quarter of fiscal 2002;



       - A $0.6 million charge to interest expense in connection with the inducement associated with the exchange of certain Class C Preferred Stock for common stock as part of the Pre-Offering Transactions. This charge will be recognized in the second quarter of fiscal 2002; and



       - A $0.7 million non-cash stock compensation charge related to the November 2001 grant of stock options to certain of our management employees. This charge is being recognized at the rate of $70,000 per quarter through the third quarter of fiscal 2004.


SEASONALITY AND QUARTERLY FLUCTUATIONS

       We have historically experienced and expect to continue to experience substantial seasonal fluctuations in our net sales and operating income. We believe this is the general pattern typical of our segment of the retail industry and, as a result, expect that this pattern will continue in the future. Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, net sales contributed by new stores, shifts in the timing of certain holidays and competition. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

       Our strongest sales period is the winter holiday season. We generally realize a disproportionate amount of our net sales and a substantial majority of our operating and net income during the fourth quarter of our fiscal year. In anticipation of the increased sales activity during the fourth quarter of our fiscal year, we purchase large amounts of inventory and hire temporary staffing help for our stores. Our operating performance could suffer if net sales were below seasonal norms during the fourth quarter of our fiscal year. Our net sales, operating income and net income are typically weakest in the first quarter of our fiscal year. We expect this trend to continue.

       The following table sets forth certain unaudited financial and operating data for Kirkland's in each fiscal quarter during fiscal 2000 and fiscal 2001. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown.


                                                              FISCAL QUARTER ENDED(1)
                            --------------------------------------------------------------------------------------------
                            MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAY 5,    AUG. 4,   NOV. 3,   FEB. 2,    MAY 4,
                              2000       2000       2000       2000      2001      2001      2001       2002      2002
                            --------   --------   --------   --------   -------   -------   -------   --------   -------
                                                  (IN THOUSANDS, EXCEPT STORE AND PERCENTAGE DATA)
Net sales.................  $ 50,094   $53,869    $55,291    $99,986    $55,961   $63,614   $66,822   $120,816    66,184
Gross profit..............    14,949    16,475     16,560     39,030     15,514    20,545    22,093     48,998    22,208
Operating income (loss)...    (2,682)     (835)    (1,299)    17,886     (1,512)    2,572     2,941     23,566     2,581
Net income (loss).........    (3,560)   (2,796)    (3,020)     8,061     (2,725)     (732)   (1,040)     6,280       143
Income (loss) per common
  share
  Basic...................  $  (0.97)  $ (0.83)   $ (0.73)   $  0.81    $ (0.62)  $ (0.34)  $ (0.26)  $   0.60   $ (0.16)
  Diluted.................  $  (0.97)  $ (0.83)   $ (0.73)   $  0.81    $ (0.62)  $ (0.34)  $ (0.26)  $   0.56   $ (0.16)
Adjusted EBITDA(2)........    (1,051)      796        372     19,475       (140)    4,295     4,764     26,238     5,044
Net cash from operating
  activities..............   (23,239)   (3,556)    (4,956)    33,087    (11,834)    3,146     1,869     44,329    (3,680)
Net cash (used in)
  investing activities....    (1,596)   (1,411)    (1,107)    (1,867)    (1,406)     (772)     (709)    (1,837)   (1,785)
Net cash (used in)
  provided by financing
  activities..............    18,969    (1,066)     5,880     (3,928)      (954)   (7,986)    1,969    (22,978)   (1,175)
Stores open at end of
  period..................       226       231        233        240        235       233       234        234       236
Comparable store net sales
  increase
  (decrease)(3)...........       6.4%      9.0%      (1.1)%     (5.4)%      3.9%     11.9%     22.9%      13.9%     18.0%



                                                                     FISCAL QUARTER ENDED(1)
                                    -----------------------------------------------------------------------------------------
                                    MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAY 5,   AUG. 4,   NOV. 3,   FEB. 2,   MAY 4,
                                      2000       2000       2000       2000      2001     2001      2001      2002      2002
                                    --------   --------   --------   --------   ------   -------   -------   -------   ------
As a percentage of net sales:
Net sales.........................   100.0%     100.0%     100.0%     100.0%    100.0%    100.0%    100.0%    100.0%   100.0%
Gross profit......................    29.8       30.6       30.0       39.0      27.7      32.3      33.1      40.6     33.6
Operating income (loss)...........    (5.3)      (1.6)      (2.3)      17.9      (2.7)      4.0       4.4      19.5      3.9
Net income (loss).................    (7.1)      (5.2)      (5.5)       8.1      (4.9)     (1.2)     (1.6)      5.2      0.2


------------------------------

(1) Effective January 1, 2001, we changed our fiscal reporting year to a 52-53 week basis ending on the Saturday closest to January 31. Previously, we had reported our results on a calendar year basis. Consequently, the quarterly data for fiscal 2000 were prepared according to the calendar year. The quarterly results for fiscal 2001 were prepared using the 52-53 week basis. The financial and operating data for the 34-day period ended February 3, 2001 is not presented as this period is not included in any of our fiscal quarters.


(2) The term Adjusted EBITDA as used herein represents operating income before depreciation and amortization expense and non-cash stock compensation charges related to certain outstanding stock options. While Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations or any other measure of income or cash flow that is prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity, Adjusted EBITDA has been presented because we believe it is commonly used in this or a similar format by investors to analyze and compare operating performance as well as to provide additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements. Adjusted EBITDA may differ in method of calculation from similarly titled measures used by other companies. This information should be read in conjunction with our consolidated statement of cash flows contained in our consolidated financial statements and notes thereto included elsewhere in this prospectus.


(3) We include new stores in comparable store net sales calculations after the store has been in operation one full fiscal year. We exclude from comparable store net sales calculations each store that was expanded, remodeled or relocated during the applicable period. Each expanded, remodeled or relocated store is returned to the comparable store base after it has been excluded from the comparable store base for one full fiscal year. The comparable store net sales calculations for the fiscal 2001 quarters and the quarter ended May 4, 2002 reflect the results of comparing our net sales for each such quarter to the corresponding quarter in the prior year, where the prior year quarters are measured on a 4-5-4-week basis.

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

INFLATION

       We do not believe that our operating results have been materially affected by inflation during the preceding three fiscal years. There can be no assurance, however, that our operating results will not be adversely affected by inflation in the future.

CRITICAL ACCOUNTING POLICIES

       Our critical accounting policies are discussed in the notes to our consolidated financial statements. Certain judgments and estimates utilized in implementing these accounting policies are likewise discussed in each of the notes to our consolidated financial statements. The following discussion aggregates the various critical accounting policies addressed throughout the financial statements, the judgments and uncertainties affecting the application of these policies and the likelihood that materially different amounts would be reported under varying conditions and assumptions.


       Revenue Recognition - Net sales and the related gross profit are recorded at the time our customers provide a satisfactory form of payment and take ownership of the merchandise. There are minimal accounting judgments and uncertainties affecting the application of this policy. We estimate the amount of merchandise that will be returned for a refund and reduce net sales and gross profit by that amount. Given that the vast majority of returns occur within a matter of days of the selling transaction, the risk of us realizing a materially different amount for net sales and gross profit than reported in the consolidated financial statements is minimal.


       Cost of Sales and Inventory Valuation - Our inventory is stated at the lower of cost or market with cost determined using the average cost method with average cost approximating current cost. We estimate the amount of shrinkage that has occurred through theft or damage and adjust that to actual at the time of our physical inventory counts which occur near our fiscal year-end. We also evaluate the cost of our inventory in relation to the estimated sales price giving consideration to markdowns that will occur prior to or at the point of sale. This evaluation is performed to ensure that we do not carry inventory at a value in excess of the amount we expect to realize upon the sale of the merchandise. We believe we have the appropriate merchandising valuation and pricing controls in place to minimize the risk that our inventory values would be materially misstated.

       Depreciation and Recoverability of Long-Lived Assets - Approximately 27% of our assets at May 4, 2002 represent investments in property and equipment and goodwill. Determining appropriate depreciable lives and reasonable assumptions in evaluating the carrying value of capital assets requires judgments and estimates.

       - We utilize the straight-line method of depreciation and a variety of depreciable lives. Land is not depreciated. Buildings are depreciated over 40 years. Furniture, fixtures and equipment are depreciated over 5 to 7 years. Leasehold improvements are amortized over the shorter of the useful lives of the asset or the lease term. Our average lease term is 10 years.

       - To the extent we replace or dispose of fixtures or equipment prior to the end of its assigned depreciable life, we could realize a loss or gain on the disposition. To the extent our assets are used beyond their assigned depreciable life, no depreciation expense is being realized. We reassess the depreciable lives in an effort to reduce the risk of significant losses or gains arising from either the disposition of our assets or the utilization of assets with no depreciation charges.

       - Recoverability of the carrying value of store assets is assessed annually and upon the occurrence of certain events or changes in circumstances such as store closings or upcoming lease renewals. The assessment requires judgment and estimates for future store generated cash flows. The review includes a comparison of the carrying value of the store assets to the future cash flows expected to be generated by the store. The underlying estimates for cash flows include estimates for future net sales, gross profit, and store expense increases and decreases. During fiscal 2001 and fiscal 2000, we recorded impairments of $82,000 and $103,000, respectively. To the extent our estimates for net sales, gross profit and store expenses are not realized, future assessments of recoverability could result in additional impairment charges.


       Insurance Reserves - Workers' compensation, general liability and employee medical insurance programs are partially self-insured. It is our policy to record a self-insurance liability using estimates of claims incurred but not yet reported or paid, based on historical claims experience and trends. Actual results can vary from estimates for many reasons, including, among others, inflation rates, claim settlement patterns, litigation trends and legal interpretations. We monitor our claims experience in light of these factors and revise our estimates of insurance reserves accordingly. The level of our insurance reserves may increase or decrease as a result of these changing circumstances or trends.


       Offering and Financing Costs - In previous years, we have incurred costs related to refinancing efforts and an offering of our common stock. Costs incurred related to financing activities are typically capitalized and amortized over the life of the debt. Costs incurred related to common stock offerings are deducted from the proceeds of the successful offering. Occasionally, the anticipated financing activity or stock offering is not consummated. When that occurs, we expense the costs related to such activities that had been previously deferred in anticipation of the transaction.


       Stock Options and Warrants - Certain of our stock options require us to record a non-cash stock compensation charge in our financial statements. The amount of the charge is determined based upon the fair value of our common stock. Other options have been granted to employees with an exercise price that is equal to or greater than the fair value of our common stock on the date of grant. Stock options, which have been granted to non-employees in exchange for services, must be valued using an option-pricing model. Stock warrants have been issued in connection with several of our debt issuances and in some cases the warrants contain a feature allowing the holder to put the warrant to us for fair value. In each of these cases, the fair value of our common stock is a significant element of determining the value of the stock option or warrant, or the amount of the non-cash stock compensation charge to be recorded for our stock option awards or for non-employee stock option grants. Since our common stock is not traded on a stock exchange, the market value of our stock is not easily determinable. To determine the value of our common stock we first consider the amount paid to us for our common stock in a recent transaction for the sale of our common stock. Absent a recent sale of our common stock, we obtain a valuation from an independent appraiser. In each case, the determination of the fair value of our common stock requires judgment and the valuation has a direct impact on our financial statements. We believe that reasonable methods and assumptions have been used for determining the fair value of our common stock.


IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS


       In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS 142, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. As of February 2, 2002, we had goodwill, net of accumulated amortization, in the amount of $1.4 million recorded on our balance sheet. For fiscal 2001, we recorded $83,000 in amortization expense on our consolidated statements of operations. We applied the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. We ceased amortization of goodwill in accordance with SFAS 142 and performed a test for impairment as of the date of adoption and will test again during fiscal 2002 in the month we expect to perform our annual testing in future years. We will test for impairment on an annual basis or more frequently when events and circumstances indicate that an impairment may have occurred. The application of SFAS 141 and SFAS 142 did not have a significant impact on our financial condition or results of operations.

       In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning December 15, 2001. Adoption of this standard did not have a significant impact on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


       Market risks related to our operations result primarily from changes in short-term London Interbank Offered Rates, or LIBOR, as our new senior credit facility utilizes short-term LIBOR contracts. LIBOR contracts are fixed rate instruments for a period of between one and six months, at our discretion. From time to time, we enter into one or more LIBOR contracts. These LIBOR contracts vary in length and interest rate, such that adverse changes in short-term interest rates could affect our overall borrowing rate when contracts are renewed.


       As of May 4, 2002, we had no borrowings outstanding under our former line of credit facility. As of May 4, 2002, we had one LIBOR contract outstanding for $37.2 million for our entire former term loan facility. Based on this debt level for the former term loan facility, a hypothetical 10% increase in LIBOR from the applicable rate at May 4, 2002 would have increased net interest expense by approximately $75,000 on an annual basis, and likewise would have decreased both net income and cash flows for that annual period by a corresponding amount. We cannot predict market fluctuations in interest rates and their impact on debt, nor can there be any assurance that long-term fixed-rate debt will be available at favorable rates, if at all. Consequently, our future results may differ materially from estimated results due to adverse changes in interest rates or debt availability.

       We did not have any material foreign exchange or other significant market risk as of May 4, 2002.

                                    BUSINESS

GENERAL


       We are a leading specialty retailer of home decor in the United States, operating 236 stores in 28 states. Our stores present a broad selection of distinctive merchandise, including framed art, mirrors, candles, lamps, picture frames, accent rugs, garden accessories and artificial floral products. Our stores also offer an extensive assortment of holiday merchandise, as well as items carried throughout the year suitable for giving as gifts. In addition, we use innovative design and packaging to market home decor items as gifts. We provide our predominantly female customers an engaging shopping experience characterized by a diverse, ever-changing merchandise selection at surprisingly attractive prices. Our stores offer a unique combination of style and value that has led to our emergence as a leader in home decor and has enabled us to develop a strong customer franchise. As a result, we have achieved substantial growth over the last five fiscal years. Since the beginning of 1997, our net sales have grown at a compounded annual growth rate of 19%. For the fiscal year ended February 2, 2002, we recorded net sales of $307.2 million, Adjusted EBITDA of $35.2 million and net income of $1.8 million. For the fiscal quarter ended May 4, 2002, we recorded net sales of $66.2 million, Adjusted EBITDA of $5.0 million and net income of $143,000.


CORPORATE HISTORY AND RECENT INITIATIVES

       Kirkland's was co-founded in 1966 by our current Chairman, Carl Kirkland. Although originally focused in enclosed malls in the Southeast, we have grown beyond that region and also have begun to open stores in selected non-mall venues. We accelerated our expansion in fiscal 1995, more than doubling our store base from 104 stores at the end of fiscal 1995 to 226 stores at the beginning of fiscal 2000. We also expanded our geography during this period by opening 66 stores outside our core Southeastern base. We operate in major metropolitan markets such as Houston, Texas and Atlanta, Georgia, middle markets such as Birmingham, Alabama and Buffalo, New York and smaller markets such as Appleton, Wisconsin and Panama City, Florida.

       Beginning in late 1999, we undertook a series of initiatives with the goals of strengthening our infrastructure and enhancing several aspects of our operations in order to position ourselves for profitable growth. These measures have enabled us to make faster and smarter inventory buying and distribution decisions, to manage the flow of merchandise to our stores more efficiently and to improve overall financial performance. These initiatives included:

       Completing Key Investments in Information Technology. Since late 1999, we have invested $6.5 million in several key information systems projects that provide our decision makers with better tools to increase sales, improve operational efficiency, control and distribute inventory and monitor critical performance indicators on a daily basis. We installed new, state-of-the-art POS software and servers in all of our stores in November 1999. In April 2001, we installed an integrated retail management system at our home office. This system provides greatly enhanced functionality to our merchandise buyers and planners. For example, although our buyers have had access to basic daily sales data for many years, our new retail management system produces much more detailed information via our nightly polling process. This information includes daily sales, inventory and gross margin analyzed by merchandise category, classification or SKU for every store. Finally, in March 2002, we completed the installation of new cash registers in approximately two-thirds of our stores.

       Developing a More Scalable Distribution Infrastructure. Prior to 2000, we distributed our products primarily through direct shipments from our vendors to each of our individual stores. As our store base grew, we decided to develop a more scalable central distribution strategy. In March 2001, we consolidated our central distribution operations into one 303,000-square-foot, leased facility in Jackson, Tennessee, which allowed us to increase our dollar volume of centrally distributed merchandise by 25% from fiscal 2000 to fiscal 2001. In May 2002, we expanded our central distribution operations through the lease of a 168,000-square-foot warehouse near our other distribution facility. We plan to continue expanding our proportion of centrally distributed merchandise, from 62% of total inventory purchases in fiscal 2001 to as much as 90% by fiscal 2005.

     Our modern central distribution facilities, together with other improvements to our supply chain, have helped us to keep our stores stocked with fresh merchandise and to reduce significantly the cost of managing inventories at the store level. We believe our distribution facilities, which we have the option to expand, provide us with adequate distribution capacity at least until fiscal 2004.


       Strengthening Executive Management. Since the second half of 1999, we have added six senior managers, including key hires in merchandising, store operations and information technology. These additions, along with several other key hires and promotions, have broadened the abilities of our management team and have provided leadership to key areas of our business. In addition, in March 2001 we elevated Robert E. Alderson, a 16-year Kirkland's veteran and previously our Chief Operating Officer, to the position of Chief Executive Officer. Carl Kirkland, our co-founder and author of the Kirkland's concept, serves as Chairman of the Board and is a strategic advisor to our Merchandising team. We believe our management team has valuable experience both from Kirkland's and from other national retailers.



       Improving Store-Level Operating Performance. In January 2001, we instituted a plan to improve net sales, increase cash flow and return our stores to higher levels of profitability. Key components of the plan included:


       - Reducing Store-Level Inventories. We aggressively marked down inventory in January and February 2001 resulting in a significant reduction in store-level inventory. These reduced inventory levels, in conjunction with our central distribution and systems investments, facilitated the flow of fresh inventory to our stores. As a result, store management has been able to spend more of their time focusing on our customers and the appearance of the store and less time on the management of inventory in the stockroom and local storage facilities.

       - Controlling and Reducing Store Operating Expenses. We intensified our efforts to control and reduce store operating expenses. In particular, significant savings were achieved by slowing the growth of store payroll expenses and reducing the costs associated with local storage facilities and related truck rentals.

       - Closing Under-Performing Stores. We closely reviewed our store base and, as a result, we closed 11 stores after fiscal 2000. Of our stores that were open during all of fiscal 2001, only nine did not generate positive store-level EBITDA.

       We believe the convergence of these operational initiatives led to the significant improvement in our fiscal 2001 operating results as compared to fiscal 2000. Financial highlights included:

       - A 13.3% increase in comparable store net sales over the 53-week period ended February 3, 2001.

       - An 18% reduction in average inventory per store from $214,000 to $176,000 and an increase in average inventory turnover to 3.48x from 2.45x.

       - A 79% increase in Adjusted EBITDA to $35.2 million.


       - An increase in net income to $1.8 million from net loss of $7.9 million.



       - An increase in net cash provided by operating activities to $37.5 million from $1.3 million.


       As evidenced by the improvement in our operating results, we believe these initiatives have positioned us to expand our proven retail concept and strengthen our position as a leading specialty retailer of home decor in the United States.

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

KEY OPERATING STRENGTHS

       Our goal is to be the leading specialty retailer of home decor in each of our markets. We believe the following elements of our business strategy differentiate us from our competitors and position us for profitable growth:

       Item-Focused Merchandising. While our stores contain items covering a broad range of complementary product categories, we emphasize key items within our targeted categories rather than merchandising complete product classifications. Although we do not attempt to be a fashion leader, our experienced buyers work closely with our vendors to identify and develop stylish merchandise reflecting the latest trends. We take a disciplined approach to test-marketing products and monitoring individual item sales, which enables us to identify and quickly reorder appropriate items in order to maximize sales of popular products. We also evaluate market trends and merchandise sales data to help us develop additional products to be made by our vendors and marketed in our stores, frequently on an exclusive basis. In most cases, this exclusive merchandise is the result of our buying team's experience in interpreting market and merchandise trends in a way that appeals to our customer. We estimate that over 60% of our merchandise is designed or packaged exclusively for Kirkland's, which distinguishes us in the marketplace and enhances our margins.

       Ever-Changing Merchandise Mix. We believe our ever-changing merchandise mix of over 5,000 SKUs creates an exciting "treasure hunt" environment, encouraging strong customer loyalty and frequent return visits to our stores. The merchandise in our stores is typically traditionally styled for broad market appeal, yet it reflects an understanding of our customer's desire for newness and freshness. Our information systems permit close tracking of individual item sales, enabling us to react quickly to both fast-selling and slow-moving items. Accordingly, we actively change our merchandise throughout the year in response to market trends, sales results, and changes in seasons. We also strategically increase selling space devoted to gifts and seasonal merchandise in advance of holidays.

       Stimulating Visual Presentation. Our stores have a distinctive, "interior design" look that helps customers visualize the merchandise in their own homes and inspires decorating and gift-giving ideas. Using multiple merchandise arrangements to simulate home settings, we group complementary merchandise creatively throughout the store, rather than displaying products strictly by category or product type. We believe this cross-category merchandising strategy encourages customers to browse for longer periods of time, promoting add-on sales.

       Strong Value Proposition. Our customers regularly experience the satisfaction of paying noticeably less for items similar or identical to those sold by other retail stores or through catalogs. This strategy of providing a unique combination of style and value is an important element in making Kirkland's a destination store. While we carry items in our stores that sell for several hundred dollars, most items sell for under $50 and are perceived by our customers as affordable luxuries. Our longstanding relationships with vendors and our ability to place large orders of a single item enhances our ability to attain favorable product pricing from vendors.

       Flexible Approach to Real Estate. Our stores operate successfully across a wide spectrum of different regions, market sizes and real estate venues. We operate our stores in 28 states, and over 40% of our stores are located outside the Southeast. We operate successfully in major metropolitan markets such as Houston, Texas and Atlanta, Georgia, middle markets such as Birmingham, Alabama and Buffalo, New York and smaller markets such as Appleton, Wisconsin and Panama City, Florida. In addition, although our stores are predominantly located in enclosed malls, we also operate successfully in non-mall venues, including selected outlet centers and strip centers. The flexibility of our concept enables us to select the most promising real estate opportunities that meet requisite economic and demographic criteria within our target markets.

GROWTH STRATEGY

       Our growth strategy is to continue to build on our position as a leading specialty retailer of home decor in the United States by:

       Opening New Stores Using our Proven Store Model. Over the past six years, we have more than doubled our store base, principally through new store openings. We intend to continue opening new stores both in existing and new markets. We anticipate our growth will include mall and non-mall locations in major metropolitan markets, middle markets and in selected smaller communities. We believe there are currently more than 800 additional locations in the United States that could support a Kirkland's store. Assuming the continued availability of adequate capital, we expect to open approximately 15 new stores during fiscal 2002 and approximately 35 new stores during fiscal 2003. As of the date of this prospectus, we have opened two new stores in fiscal 2002.

       Our proven store model produces strong store-level cash flow and provides an attractive store-level return on investment. In fiscal 2001, our average store generated net sales of approximately $1.3 million and store-level Adjusted EBITDA of approximately $227,000, or 17.4% of net sales. These results were relatively consistent across a wide spectrum of different market sizes and real estate venues. Our stores typically generate positive store-level EBITDA in their first full year of operation. From 1997 to 2000, we opened 93 new stores and all but six produced positive store-level Adjusted EBITDA in their first full fiscal year. The average first full year cash return on investment of these stores was approximately 47%. For the stores we opened in fiscal 2000, our first year cash return on investment was significantly higher than the four-year average, which we believe is due largely to the improvements in management, systems and distribution instituted since late 1999.

       Increasing Store Productivity. We plan to increase our sales per square foot and store profitability by leveraging our recent investments in information systems and central distribution, which together contributed to our 18.5% increase in net sales and our 15.1% increase in average net sales per square foot in fiscal 2001. In fiscal 2001, we installed an advanced merchandise management system, relocated our central distribution operations to a more modern facility and increased the volume of centrally distributed merchandise.

       Furthermore, we believe that the sales productivity of our stores will benefit from our strong existing customer franchise and our continuing efforts to enhance the Kirkland's brand. Our distinctive and often proprietary merchandise offering, together with carefully coordinated in-store marketing, visual presentation and product packaging, enables us to establish a distinct brand identity and to solidify our bond with customers, further enhancing our store-level productivity. We also believe our comparable store sales will continue to benefit from the discretionary income available to consumers in their prime earning years as well as other consumer and demographic trends favoring home-oriented purchases.

INDUSTRY OVERVIEW

       We compete in the U.S. home accessories and gifts market, which encompasses such varied product groups as candles, framed art, table top decoration, wall decor, figurines, decorative pillows, accent rugs and holiday merchandise. According to industry research, sales in the U.S. retail market for decorative home accessories and gifts were approximately $55 billion in 2000. Within this market, we estimate that sales in the principal product categories carried by our stores were approximately $29 billion in 2000. We believe that the industry will continue to benefit from the following characteristics and trends:

       Highly Fragmented Industry. The market for home furnishings is highly fragmented with no single company holding a dominant market position. The market includes numerous smaller specialty retailers, as well as department stores, larger mass merchandisers and home furnishings stores, with department stores commanding a decreasing percentage of the home furnishings industry compared to specialty retailers.

       Favorable Demographic Trends. The U.S. Census Bureau reports that the percentage of the U.S. population represented by people between the ages of 40 and 64 was approximately 30.9% at July 1, 2001 and is expected to increase to approximately 32.7% by 2005. We believe that our industry will benefit as individuals in this group become homeowners (and second home-owners) and reach their peak earnings potential. New and existing single family home sales have been steadily increasing since 1995 and reached a record
6.15 million homes in 2001.

       Increased Lifestyle Focus on Home and Family. The "cocooning" trend continues to have a significant impact on our market. More consumers have been retreating to their homes to spend more time with family and friends, new home-related magazines have seen increased circulation and television programming related to the home has been increasing.

       Value-Focused Retailing. We believe that consumers are increasingly seeking retailers who offer value. For example, between 1995 and 2000, retail sales in discount department stores grew at a compounded annual rate of 8.9% compared to 2.1% for conventional department store chains, according to the U.S. Census Bureau. We believe that this consumer-driven emphasis on value should continue to positively impact our growth opportunity.

MERCHANDISING

       Merchandising Strategy. Our merchandising strategy is to (i) offer distinctive, and often exclusive, high quality home decor at affordable prices,
(ii) maintain a breadth of product categories, (iii) provide a carefully edited selection of key items within targeted categories, rather than merchandising complete product classifications, (iv) emphasize new and fresh merchandise by continually updating our merchandise mix and (v) present merchandise in a visually appealing manner to create an inviting atmosphere which inspires decorating and gift-giving ideas. We believe that this strategy creates a shopping experience that appeals to shoppers, both style-conscious and price-conscious. Although we do not attempt to be a fashion leader, we identify and capitalize on existing or emerging trends when identifying or developing merchandise for sale.

       Our information systems permit close tracking of individual item sales, which enables us to react quickly to market trends and best sellers. As a result, we minimize the accumulation of slow-moving inventory and resulting markdowns. Regional differences in home decor are addressed by tailoring inventories to geographic considerations and store net sales results.

       We continuously introduce new and often exclusive products to our merchandise assortment in order to (i) maintain customer interest due to the freshness of our product selections, encouraging frequent return visits to our stores, (ii) enhance our reputation as a leader in identifying or developing high quality, fashionable products and (iii) allow merchandise which has peaked in sales to be quickly discontinued and replaced by new items. In addition, we strategically increase selling space devoted to gifts and holiday merchandise during the third and fourth quarters of the calendar year. Our flexible store design and layout allow for selling space changes as needed to capitalize on selling trends.

       While our stores generally carry over 5,000 SKUs, we are constantly monitoring the sell-through on each item and are typically reordering approximately 2,500 active SKUs at any point in time. The make-up of our active SKUs is likewise constantly changing based on changes in selling trends. New and different SKUs are introduced to our stores on a weekly or more frequent basis, and a substantial portion of the inventory carried in our stores is replaced with new SKUs every few months.

       We purchase merchandise from approximately 200 vendors, and our buying team works closely with many of these vendors to differentiate Kirkland's merchandise from that of our competitors. We estimate that over 60% of our merchandise assortment is designed or packaged exclusively for Kirkland's, generally based on our buyers' experience in modifying certain merchandise characteristics or interpreting market trends into a product and price point that will appeal to our customer. For products that are not manufactured specifically for Kirkland's, we may create custom packaging as a way to differentiate our merchandise offering and reinforce our brand names. Exclusive or proprietary products distinguish us from our competition, enhance the value of our merchandise, and improve our net sales and gross margin. We market a substantial portion of our exclusive or custom-packaged merchandise assortment under the Cedar

Creek private label brand and other proprietary names. Our strategy is to continue to grow our exclusive and proprietary products and custom-packaged products within our merchandise mix.

       Product Assortment. Our major merchandise categories include wall decor (framed art and mirrors), lamps, candles and various holders, photo frames, textiles, garden accessories, floral products and decorative accessories. Our stores also offer an extensive assortment of holiday merchandise, as well as items carried throughout the year suitable for giving as gifts. Consistent with our item-focused strategy, a vital part of the product mix is a variety of home decor and other assorted merchandise that does not necessarily fit into a specific product category. Decorative accessories consist of such varied products as sconces, vases, and clocks. Other merchandise includes accent furniture, novelty items and housewares. Throughout the year and especially in the fourth quarter of the calendar year, our buying team uses its experience in home decor to develop products that are as appropriate for gift-giving as they are for personal purchase. Innovative product design and packaging are important elements of this effort.

       The following table presents the percentage of fiscal 2001 net sales contributed by our major merchandise categories:

                                            PERCENTAGE OF
                                             FISCAL 2001
MERCHANDISE CATEGORY                          NET SALES
--------------------                        -------------
Wall Decor (including framed art and
  mirrors)...............................         24%
Holiday..................................         11
Lamps....................................         11
Decorative Accessories...................         10
Garden...................................         10
Candles..................................          9
Floral...................................          5
Frames...................................          5
Other....................................         15
                                                 ---
     Total...............................        100%
                                                 ===

       Value to Customer. Through our distinctive merchandising, together with carefully coordinated in-store marketing, visual presentation and product packaging, we continually strive to increase the perceived value of our products to our customers. Our shoppers regularly experience the satisfaction of paying noticeably less for items similar or identical to those sold by other retail stores or through catalogs. Our stores typically have two semi-annual clearance events, one in January and one in July. We also run category promotions periodically throughout the year. We believe our value-oriented pricing strategy, coupled with an adherence to high quality standards, is an important element in establishing our distinct brand identity and solidifying our connection with our customers.

STORE OPERATIONS

       General. We currently operate 236 stores in 28 states, all of which are open seven days a week. In addition to corporate management, five Regional Managers and 27 District Managers (who generally have responsibility for eight to ten stores within a geographic district) manage store operations. A Store Manager and one or two Assistant Store Managers manage individual stores. The Store Manager is responsible for the day-to-day operation of the store, including sales, merchandise display and control, personnel functions, and store security. A typical store has one full-time sales associate, one full-time stock person and six to 12 part-time sales associates, depending on the season. Additional part-time sales associates are typically hired to assist with increased traffic and sales volume in the fourth quarter of the calendar year.

       Format. The prototype Kirkland's store is between 4,200 and 4,800 square feet, of which approximately 70% typically represents selling space. Merchandise is generally displayed according to display guidelines and directives given to each store from the Visual Merchandising team with input from Merchandising and Store Operations personnel. This procedure ensures uniform display standards throughout the chain. Using multiple types of fixtures, we group complementary merchandise creatively throughout the store, rather than displaying products strictly by category or product type.

       Visual Merchandising. Because of the nature of our merchandise and our focus on identifying and developing best-selling items, we believe adherence to our visual merchandising standards is an important responsibility of our store and field supervisory management. We emphasize visual merchandising in our training efforts and our dedicated team of visual merchants provides valuable leadership and support to this aspect of Store Operations. The Visual Merchandising team provides Store Managers with recommended display directives such as photographs and drawings, weekly placement guides and display manuals. In addition, each Store Manager has some flexibility to creatively highlight those products that are expected to have the greatest appeal to local shoppers. The Visual Merchandising team also assists Regional Managers and District Managers in opening new stores. We believe effective and consistent visual merchandising enhances a store's ability to reach its full sales potential.

       Personnel Recruitment and Training. We believe our continued success is dependent in part on our ability to attract, retain and motivate quality employees. In particular, the success of our expansion program depends on our ability to promote and/or recruit qualified District and Store Managers and maintain quality sales associates. To date, the majority of our District Managers previously have been Kirkland's Store Managers. A nine-week training program is provided for new District Managers. Store Managers and Assistant Managers, many of whom begin their Kirkland's career as sales associates, currently complete a formal training program before taking responsibility for a store. This training program includes five to 10 days in a designated "training store," working directly with a qualified Store Manager. District Managers are primarily responsible for recruiting new Store Managers. Store Managers are responsible for the hiring and training of new sales associates, assisted where appropriate by a full-time recruiter. We constantly look for motivated and talented people to promote from within Kirkland's, in addition to recruiting from outside Kirkland's.

       Compensation and Incentives. We compensate our Regional, District and Store Managers with a base salary plus a quarterly performance bonus based on store sales and store-level profit contribution. Sales associates are compensated on an hourly basis. In addition, we regularly run a variety of contests that reward associates for outstanding sales achievement.

BRIAR PATCH

       In July 1998, we acquired The Briar Patch Management Corporation, a specialty retailer of home accessories and gifts based in Savannah, Georgia. Briar Patch operated 35 stores in six southeastern states primarily in markets that were smaller than Kirkland's markets. We applied our merchandising expertise, management, operational disciplines and financial resources to improve the performance of these stores. Under our management, the average net sales per Briar Patch store increased 34% to $1.1 million for fiscal 2001 from approximately $800,000 in the first 12 full months that we owned the stores (August 1998 through July 1999). Furthermore, the store-level EBITDA margin and sales per square foot of the Briar Patch stores in fiscal 2001 was approximately the same as the store-level EBITDA margin and sales per square foot of the other Kirkland's stores.

       We currently operate the Briar Patch stores under the name "Briar Patch by Kirkland's." These stores are operated and merchandised in the same fashion as our stores operated under the "Kirkland's" name. As these stores are remodeled or relocated, we intend to change the name of these stores to "Kirkland's." As of the date of this prospectus, five of the 35 stores acquired from Briar Patch have been remodeled or relocated and are now operating under the "Kirkland's" name, and two of the 35 stores have been closed.

REAL ESTATE

       Strategy. Our real estate strategy is to identify retail properties that are convenient and attractive to our target female customer. The flexibility and broad appeal of our stores and our merchandise allows us to operate successfully in major metropolitan markets such as Houston, Texas and Atlanta, Georgia, middle markets such as Birmingham, Alabama and Buffalo, New York and smaller markets such as Appleton, Wisconsin and Panama City, Florida.

       Site Selection. We locate our stores in enclosed malls or non-mall venues which are destinations for large numbers of shoppers and which reinforce our quality image and brand. To assess potential new locations, we review financial and demographic criteria and analyze the quality of tenants and competitive factors, square footage availability, frontage space and other relevant criteria to determine the overall acceptability of a property and the optimal locations within it.

       Until recent years, we preferred to locate stores in regional or super-regional malls with a history of high sales per square foot and multiple national department stores as anchors, and generally we sought approximate store frontage of 35 to 40 feet on average. Today, we operate 217 of our 236 stores in enclosed malls, but our flexible store format has allowed us to successfully operate stores in a variety of venues including outlet centers, "lifestyle" strip centers and community strip centers.

       We believe we are a desirable tenant to developers because of our long and successful operating history, sales productivity, ability to attract customers and our strong position in the home decor category. The following table provides a history of our store openings and closings since the beginning of fiscal 1997.


                             FISCAL   FISCAL   FISCAL   FISCAL   FISCAL    QUARTER ENDED
                              1997     1998     1999     2000    2001(1)    MAY 4, 2002
                             ------   ------   ------   ------   -------   -------------
Stores open at beginning of
  period...................    120      138      198      226       240          234
New stores opened(2).......     20       27       29       17         5            2
Briar Patch stores
  acquired.................     --       35       --       --        --           --
Stores closed..............     (2)      (2)      (1)      (3)      (11)          --
                             -----    -----    -----    -----     -----        -----
Stores open at end of
  period...................    138      198      226      240       234          236
Average gross square
  footage per store(3).....  4,186    4,409    4,396    4,486     4,528        4,525


------------------------------

(1) Also includes the period beginning on January 1, 2001 and ending on February 3, 2001.

(2) Excludes our warehouse outlet store located adjacent to our central distribution facilities in Jackson, Tennessee.

(3) Calculated using gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 30% of total store space.

PURCHASING AND INVENTORY MANAGEMENT

       Merchandise Sourcing and Product Development. Our merchandise team purchases inventory on a centralized basis to take advantage of our technology and our consolidated buying power and to closely control the merchandise mix in our stores. Our buying team selects all of our products, negotiates with all of our vendors and works closely with our planning and allocation team to optimize store-level merchandise mix by category, classification and item. The seven members of our buying team have an average of 14 years of retail experience, and four of the seven have tenure with Kirkland's ranging from eight to 33 years. We believe this level of experience gives us a competitive advantage in understanding our customer and identifying or developing merchandise suitable to her tastes and budget. We estimate that over 60% of our merchandise assortment is designed or packaged exclusively for Kirkland's, generally based on our buyers' experience in modifying certain merchandise characteristics or interpreting market trends into a product and price point that will appeal to our customer. The amount of exclusively designed or packaged merchandise continues to grow annually. Non-exclusive merchandise is often boxed or packaged exclusively for Kirkland's utilizing Kirkland's proprietary brands.

       We purchase merchandise from approximately 200 vendors. Approximately 75% of our total purchases are from importers of merchandise manufactured primarily in the Far East and India, with the balance purchased from domestic manufacturers and wholesalers. For our purchases of merchandise manufactured abroad, we believe buying from importers or U.S.-based representatives of foreign manufacturers rather than directly from foreign manufacturers enables us to maximize flexibility and minimize product liability and credit risks. Further, we believe our executive management and buyers are more effective by focusing on managing the retail business and allowing importers to handle the procurement and shipment of foreign-manufactured merchandise for our stores. For certain categories and items, the strategic use of domestic manufacturers and wholesalers enables us to reduce the lead times between ordering products and offering them in our stores.

       Planning and Allocation. Our merchandise planning and allocation team works closely with our buying team, field management and store personnel to meet the requirements of individual stores for appropriate merchandise in sufficient quantities. This team also manages inventory levels, allocates merchandise to stores and replenishes inventory based upon information generated by our management information systems. Our inventory control systems monitor current inventory levels at each store and for our operations as a whole. If necessary, we can shift slow-moving inventory to other stores for sell-through prior to instituting corporate-wide markdowns. We also continually monitor recent selling history within each store by category, classification and item to properly allocate further purchases to maximize sales and gross margin.

       Each of our stores is internally classified for merchandising purposes based on certain criteria including store sales, size, location and historical performance. Although all of our stores carry similar merchandise, the variety and depth of products in a given store may vary depending on the store's rank and classification. Inventory purchases and allocation are also tailored based on regional or demographic differences between stores.

       In April 2001, we installed a state-of-the-art merchandise management system improving the efficiency of our planning and allocation process. This system provides our buyers and planners with daily information on sales, gross margin and inventory by category, classification and item. This information is available for each store, permitting our planners to assess merchandise trends and manage inventory levels and flow at the individual store level.

DISTRIBUTION

       Prior to fiscal 2000, we distributed our products primarily through direct shipments from our vendors to each of our individual stores. Inventory backstock was held both in the store's stockroom and in local storage facilities managed by each Store Manager. We maintained a modest central distribution capability in Jackson, Tennessee through a collection of low-cost warehouses to process certain merchandise shipments and to hold inventory for new store openings. As our store base grew, this legacy distribution system became cumbersome and inefficient, and we recognized the need to develop a more scalable central distribution strategy to permit greater inventory control and to reduce freight costs.


       During fiscal 2000, we began working with Kurt Salmon & Associates, a leading supply chain consulting firm, to improve our distribution practices and to formulate a long-term distribution strategy. In March 2001, we consolidated our central distribution operations into one modern, 303,000-square-foot facility in Jackson, Tennessee, which allowed us to increase our dollar volume of centrally distributed merchandise by 25% from fiscal 2000 to fiscal 2001. In fiscal 2001, we distributed approximately 62% of our merchandise purchases centrally while the remaining 38% of our purchases were shipped directly from vendors to our stores. In May 2002, we expanded our central distribution capacity through our lease of a 168,000-square-foot warehouse in close proximity to our original 303,000-square-foot central distribution facility in Jackson, Tennessee. We have the option to expand both of our distribution facilities, and also have an option to purchase an additional 22-acre tract of land adjacent to these facilities.


       Central distribution offers a number of important benefits. In addition to allowing us to reduce freight costs and to manage the flow of merchandise to our stores more efficiently, central distribution allows us to increase the percentage of our purchases that are pre-ticketed by vendors (approximately 90% as of April 2002). Increased use of central distribution has enabled us to significantly reduce the use of costly local storage facilities, which our stores traditionally have used to store surplus inventory, and has also resulted in reduced truck rental costs. Our overall distribution expense decreased as a percentage of net sales from 6.5% in fiscal 2000 to 5.7% in fiscal 2001.

       We will seek to expand our proportion of centrally distributed merchandise to 90% by fiscal 2005, which we believe will facilitate further reductions in our use of local storage facilities during fiscal 2002 and fiscal 2003. We believe that our combined distribution facilities provide us with adequate distribution capacity at least until fiscal 2004. As we continue to capitalize on the benefits of central distribution, we will continue to take advantage of the benefits that direct shipment capability offers, such as maximizing sales during the late fall season.

E-COMMERCE

       We believe the Internet offers opportunities to complement our "brick-and-mortar" stores and to increase our retail commerce and consumer brand awareness of our products. We maintain a web site at www.kirklands.com, which provides our customers with a resource to locate a store, preview our merchandise and purchase products online. We sell a modest amount of merchandise through our web site and we have a small customer service department to handle e-mail and phone inquiries from our store and e-commerce customers. The information contained or incorporated in our web site is not a part of this prospectus.

MANAGEMENT INFORMATION SYSTEMS

       We have invested significant resources developing an information systems infrastructure to support our business. These investments included $6.5 million of software and hardware replacements or upgrades since late 1999. Recent projects included new point-of-sale (POS) software and servers in all stores (fiscal 1999), integrated retail management software at our home office (fiscal
2001) and an upgrade of POS hardware in approximately two-thirds of our stores (fiscal 2001/fiscal 2002). We believe these newly enhanced systems provide our key decision makers, both in stores and at our home office, with the timely information needed to drive our sales and profitability.

       Our store information systems include a server in each store that runs our automated POS application on multiple POS registers. The server provides managers with convenient access to detailed sales and inventory information for the store. Our POS registers provide price look-up (all merchandise is bar-coded), time and attendance and automated check and credit card processing. Through automated nightly two-way electronic communication with each store, we upload SKU-level sales, gross margin information and payroll hours to our home office system and download new merchandise pricing, price changes for existing merchandise, purchase orders and system maintenance tasks to the store server. Based upon the evaluation of information obtained through daily polling, our planning and allocation team implements merchandising decisions regarding inventory levels, reorders, price changes and allocation of merchandise to our stores.

       The core of our home office information system is the integrated GERS retail management software installed in April 2001. This system integrates all merchandising and financial applications, including category, classification and SKU inventory tracking, purchase order management, automated ticket making, general ledger, sales audit, accounts payable and fixed asset management. Our distribution center also uses certain elements of the GERS software package. We utilize a Lawson Software package for our payroll and human resource functions.

MARKETING

       Our marketing efforts emphasize in-store signage, store and window banners and displays and other techniques to attract customers and provide an exciting shopping experience. Historically, we have not engaged in extensive media advertising because we believe that we have benefited from our strategic locations in high-traffic shopping malls and valuable "word-of-mouth" advertising by our customers. Many shopping mall leases historically required some advertising, although an industry shift to "media funds" has largely been implemented, whereby a retailer contributes at agreed levels to the shopping mall's advertising fund based on the square footage of the store. We supplement our in-store marketing efforts with periodic local newspaper advertisements to promote specific events in our stores, including our semi-annual clearance events.

TRADEMARKS

       All of our stores operate under the name "Kirkland's" other than 28 stores which operate under the name "Briar Patch by Kirkland's." We acquired these stores in 1998. As these stores are remodeled or relocated, we intend to change the name of these stores to the "Kirkland's" name.

       We registered our "Kirkland's" logo with the United States Patent and Trademark Office on the Principal Register. In addition, we hold several trademark registrations in connection with our Cedar Creek private label brand as well as a registration of "the Kirkland Collection." We believe the "Kirkland's" logo, "the Kirkland Collection" and the Cedar Creek private label brand have become important components in our merchandising and marketing strategy. We also claim common law trademark rights in Briar Patch, Kirkland's Outlet, Kirkland's Home and other marks. We are exploring the possibility of federal registration of several of these marks. We are not aware of any claims of infringement or other challenges to our right to use our marks in the United States.

COMPETITION

       The retail market for home decor is highly competitive. Accordingly, we compete with a variety of specialty stores, department stores, discount stores and catalog retailers that carry merchandise in one or more categories also carried by our stores. Our product offerings also compete with a variety of national, regional and local retailers, including such specialty retailers as Bed, Bath & Beyond, Cost Plus, Linens 'n Things, Michaels Stores, Pier 1 Imports and Williams-Sonoma. We believe that the principal competitive factors influencing our business are merchandise quality and selection, price, visual appeal of the merchandise and the store and the convenience of location. Although we face competition from a broad range of retailers, we believe that few competitors focus exclusively on home decor, primarily in a mall environment. Specialty retailers tend to have higher prices and a narrower assortment of products than our stores. Department stores typically have higher prices than our stores for similar merchandise. Wholesale clubs may have lower prices than our stores, but the product assortment is generally considerably more limited.

       The number of companies offering a selection of home decor products that overlaps generally with our product assortment has increased over the last five years. However, we believe that our stores still occupy a distinct niche in the marketplace: traditionally styled merchandise, reflective of current market trends typically offered at a discount to catalog and department store prices. We believe we compete effectively with other retailers due to our experience in identifying a broad collection of distinctive merchandise, pricing it to be attractive to the target Kirkland's customer and presenting it in a visually appealing manner.

       In addition to competing for customers, we compete with other retailers for suitable store locations and qualified management personnel. Many of our competitors are larger and have substantially greater financial, marketing and other resources than we do. See "Risk Factors - We face an extremely competitive specialty retail business market, and such competition could result in a reduction of our prices and a loss of our market share."

PROPERTIES

       We lease all of our store locations and expect to continue our policy of leasing rather than owning. Our leases typically provide for 10-year terms, many with the ability for Kirkland's (or the landlord) to terminate the lease in the middle of the term if sales at the leased premises do not reach a certain annual level. The leases typically provide for payment of percentage rent (i.e., a percentage of sales in excess of a specified level) and the rate of increase in key ancillary charges is generally capped.

       As current leases expire, we believe we will be able either to obtain lease renewals if desired for present store locations or to obtain leases for equivalent or better locations in the same general area. To date, we have not experienced unusual difficulty in either renewing leases for existing locations or securing leases for suitable locations for new stores. A majority of our store leases contain provisions permitting the landlord to terminate the lease upon a change in control of Kirkland's.


       We own our corporate headquarters in Jackson, Tennessee, which currently consists of approximately 40,000 square feet of office space. We lease two central distribution facilities, consisting of a combined 471,000-square-feet, also located in Jackson, Tennessee.


       The following table indicates the states and cities where our stores are located and the number of stores within each state:

                                  ALABAMA(14)
                                     Auburn
                                   Birmingham
                                    Decatur
                                     Dothan
                                    Florence
                                    Gadsden
                                     Hoover
                                   Huntsville
                                     Mobile
                                 Montgomery(2)
                                     Oxford
                                   Prattville
                                   Tuscaloosa

                                  ARKANSAS(3)
                                  Fayetteville
                                  Little Rock
                               North Little Rock

                                  FLORIDA(31)
                               Altamonte Springs
                                 Boynton Beach
                                   Bradenton
                                    Brandon
                                   Clearwater
                                 Coral Springs
                                 Daytona Beach
                                     Destin
                                   Ft. Myers
                                  Gainesville
                                Jacksonville(2)
                                   Lake Wales
                                  Mary Esther
                                     Naples
                                     Ocoee
                                  Orange Park
                                     Oviedo
                                  Panama City
                                 Pembroke Pines
                                   Pensacola
                                    Sanford
                                    Sarasota
                                    Sebring
                                 St. Petersburg
                                    Sunrise
                                  Tallahassee
                                    Tampa(3)
                                   Vero Beach

                                  GEORGIA(21)
                                     Albany
                                   Alpharetta
                                     Athens
                                   Atlanta(2)
                                    Augusta
                                     Buford
                                    Columbus
                                    Commerce
                                  Douglasville
                                     Duluth
                                    Kennesaw
                                    Lithonia
                                    Macon(2)
                                     Morrow
                                 Peachtree City
                                      Rome
                                  Savannah(2)
                                    Valdosta

                                  ILLINOIS(6)
                                     Aurora
                                  Bloomington
                                Fairview Heights
                                     Gurnee
                                     Moline
                                  Orland Park

                                   INDIANA(7)
                                   Evansville
                                   Ft. Wayne
                                   Greenwood
                                  Indianapolis
                                   Lafayette
                                   Mishawaka
                                  Terre Haute

                                    IOWA(4)
                                  Cedar Rapids
                                   Coralville
                                   Davenport
                                West Des Moines

                                   KANSAS(4)
                                    Leawood
                                 Overland Park
                                     Topeka
                                    Wichita

                                  KENTUCKY(7)
                                 Bowling Green
                                    Florence
                                   Lexington
                                 Louisville(2)
                                   Owensboro
                                    Paducah

                                 LOUISIANA(10)
                                 Baton Rouge(2)
                                     Gretna
                                     Houma
                                     Kenner
                                   Lafayette
                                  Lake Charles
                                     Monroe
                                   Shreveport
                                    Slidell

                                  MARYLAND(5)
                                   Baltimore
                                   Frederick
                                  Glen Burnie
                                    Hanover
                                    Waldorf

                                  MICHIGAN(3)
                                  Auburn Hills
                                   Grandville
                                     Okemos

                                MISSISSIPPI(10)
                                     Biloxi
                                    Columbus
                                    Flowood
                                   Greenville
                                  Hattiesburg
                                    Jackson
                                     McComb
                                    Meridian
                                   Ridgeland
                                     Tupelo

                                  MISSOURI(3)
                                     Joplin
                                  Springfield
                                   St. Louis

                                  NEBRASKA(1)
                                    Lincoln

                                 NEW JERSEY(1)
                                   Elizabeth

                                 NEW MEXICO(2)
                                 Albuquerque(2)

                                  NEW YORK(2)
                                    Buffalo
                                   West Nyack

                               NORTH CAROLINA(16)
                                   Asheville
                                      Cary
                                   Charlotte
                                    Concord
                                   Durham(2)
                                  Fayetteville
                                 Greensboro(2)
                                    Hickory
                                   High Point
                                   Pineville
                                    Raleigh
                                   Rocky Mt.
                                   Wilmington
                                 Winston-Salem

                                    OHIO(10)
                                     Akron
                                  Beaver Creek
                                     Canton
                                 Cincinnati(2)
                                     Dublin
                                     Niles
                                     Parma
                                St. Clairsville
                                   Youngstown

                                  OKLAHOMA(2)
                                 Oklahoma City
                                     Tulsa

                                PENNSYLVANIA(6)
                                    Altoona
                                   Camp Hill
                                      Erie
                                     Exton
                                   Lancaster
                                   Pittsburgh

                               SOUTH CAROLINA(11)
                                    Anderson
                                    Bluffton
                                 Charleston(2)
                                  Columbia(3)
                                    Florence
                                   Greenville
                                  Myrtle Beach
                                  Spartanburg

                                 TENNESSEE(14)
                                  Chattanooga
                                  Clarksville
                                    Franklin
                                 Goodlettsville
                                    Jackson
                                  Johnson City
                                  Knoxville(2)
                                   Memphis(3)
                                  Nashville(2)
                                  Sevierville

                                   TEXAS(27)
                                    Amarillo
                                   Arlington
                                     Austin
                                   Cedar Park
                                 Corpus Christi
                                    El Paso
                                  Friendswood
                                     Frisco
                                   Grapevine
                                   Houston(4)
                                     Humble
                                     Hurst
                                      Katy
                                    Lubbock
                                    McAllen
                                    Mesquite
                                    Midland
                                     Plano
                                  San Antonio
                                   San Marcos
                                   Sugar Land
                                 The Woodlands
                                     Tyler
                                      Waco

                                  VIRGINIA(11)
                                Charlottesville
                                   Chesapeake
                                Colonial Heights
                                     Dulles
                                   Glen Allen
                                   Lynchburg
                                  Newport News
                                    Norfolk
                                    Richmond
                                    Roanoke
                                   Winchester

                                WEST VIRGINIA(3)
                                 Barboursville
                                   Bridgeport
                                   Charleston

                                  WISCONSIN(2)
                                    Appleton
                                   Eau Claire

EMPLOYEES

       We employed approximately 1,600 full-time and approximately 2,200 part-time employees at December 1, 2001. Of these, approximately 200 were corporate and warehouse center personnel and 3,600 were store employees. The number of part-time employees fluctuates with seasonal needs. None of our employees is covered by a collective bargaining agreement. We believe our employee relations are good.

LEGAL PROCEEDINGS

       We are involved in various routine legal proceedings incidental to the conduct of our business. We believe any resulting liability from existing legal proceedings, individually or in the aggregate, will not have a material adverse effect on our operations or financial condition.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


       Our directors, executive officers and key employees and their respective ages as of June 21, 2002, are as follows:


            NAME               AGE                      POSITION
            ----               ---                      --------
DIRECTORS AND EXECUTIVE
  OFFICERS:
Carl Kirkland(a).............  61    Chairman of the Board
Robert E. Alderson...........  55    President, Chief Executive Officer and Director
Reynolds C. Faulkner.........  38    Executive Vice President, Chief Financial
                                     Officer and Director
H.R. Harvey..................  45    Senior Vice President of Merchandising
C. Edmond Wise, Jr...........  51    Senior Vice President of Store Operations
Alexander S. McGrath.........  40    Director
David M. Mussafer(a).........  39    Director
R. Wilson Orr, III(a,b)......  39    Director
John P. Oswald(b)............  42    Director
Murray Spain(b)..............  58    Director
KEY EMPLOYEES:
Chris T. LaFont..............  41    Vice President of Merchandising - Product
                                     Development
Grey W. Satterfield..........  39    Vice President of Merchandising - Planning
Toni F. Warren...............  46    Vice President of Merchandising - Replenishment
James W. Harris..............  55    Vice President of Operations and Personnel
Deborah A. McDonald..........  35    Vice President of Visual Merchandising
Connie L. Scoggins...........  47    Vice President of Finance and Treasurer/
                                     Controller
Lowell E. Pugh, II...........  45    Vice President and General Counsel

------------------------------

(a) Member of Compensation Committee

(b) Member of Audit Committee

DIRECTORS AND EXECUTIVE OFFICERS

       Carl Kirkland has been Chairman of the Board since June 1996. Mr. Kirkland co-founded Kirkland's in 1966 and served as Chief Executive Officer from 1966 through March 2001 and President from 1966 through November 1997. He has over 30 years of experience in the retail industry. Mr. Kirkland also serves on the board of directors of Hibbett Sporting Goods, Inc.

       Robert E. Alderson has been a Director of Kirkland's since September 1986, President of Kirkland's since November 1997 and Chief Executive Officer of Kirkland's since March 2001. He served as Chief Operating Officer of Kirkland's from November 1997 through March 2001 and as Senior Vice President of Kirkland's since joining in 1986 through November 1997. He also served as Chief Administrative Officer of Kirkland's from 1986 to 1997. Prior to joining Kirkland's, he was a senior partner at the law firm of Menzies, Rainey, Kizer & Alderson.

       Reynolds C. Faulkner has been a Director of Kirkland's since September 1996 and joined Kirkland's as Senior Vice President and Chief Financial Officer in February 1998. He was promoted to Executive Vice President in February 2002. Prior to joining Kirkland's, from July 1989 to January 1998,

Mr. Faulkner was an investment banker in the corporate finance department of The Robinson-Humphrey Company, LLC, most recently serving as a Managing Director and head of the retail practice group. In this capacity, Mr. Faulkner was involved in numerous public and private financings and mergers and acquisitions of companies in the retail industry.

       H.R. Harvey has been Senior Vice President of Merchandising since joining Kirkland's in June 2001. Prior to joining Kirkland's, Mr. Harvey was Vice President of Merchandising at Homeplace of America from July 2000 to June 2001 and Senior Vice President of Merchandising at Saks Incorporated from February 1996 to July 2000. Prior to that, he was with Federated Department Stores for over 16 years, most recently as Merchandising Vice President.

       C. Edmond Wise, Jr. has been Senior Vice President of Store Operations since joining Kirkland's in December 2000. Prior to joining Kirkland's, Mr. Wise was a Director of Retail Operations for Payless ShoeSource from October 1998 to November 2000. Prior to that, Mr. Wise had 26 years of retail operations experience, including eight years with Edison Brothers Stores from October 1990 to October 1998.

       Alexander S. McGrath has been a director of Kirkland's since June 1996. Mr. McGrath is currently a general partner of Capital Resource Partners II, L.P., a mezzanine and private equity investment firm which is the general partner of Capital Resource Lenders II, L.P., a warrantholder of and subordinated lender to Kirkland's. He joined Capital Resource Lenders in 1988 as an associate, and has been a general partner of Capital Resource Partners II, L.P. since 1993. Prior to that, he was an associate at Investments Orange Nassau Inc., a private equity investment firm. See "Principal and Selling Shareholders."


       David M. Mussafer has been a Director of Kirkland's since June 1996. Mr. Mussafer is currently a Managing Director of Advent International Corporation and is responsible for Advent's North American private equity operations. Advent is a private equity investment firm which beneficially owns common stock of Kirkland's. Mr. Mussafer joined Advent in 1991 and has been a principal of the firm since 1993. Prior to joining Advent, Mr. Mussafer worked in corporate lending at Chemical Bank from 1985 to 1988. See "Principal and Selling Shareholders."



       R. Wilson Orr, III has been a Director of Kirkland's since June 1996. Since 1993, Mr. Orr has been a principal of SSM Corporation, a private equity investment firm and an affiliate of SSM Venture Partners, L.P. He joined SSM Corporation in 1988 as a Vice President and partner. From 1984 to 1988, he worked in corporate lending at Chemical Bank. See "Principal and Selling Shareholders."



       John P. Oswald has been a Director of Kirkland's since June 1996. Since 1994, Mr. Oswald has been a partner of the Capital Trust Group, a private equity investment firm and an affiliate of CT/ Kirkland Equity Partners, L.P. Mr. Oswald is a beneficial owner of Capital Trust Investments, Ltd., a warrantholder of and subordinated lender to Kirkland's. He is also President and Chief Executive Officer of Bridge East Capital, a private equity investment partnership, which is an affiliate of the Capital Trust Group. Prior to joining Capital Trust Group he was a partner with the law firm of Lord, Day & Lord from 1986 to 1994 and an associate with Arthur Andersen LLP from 1984 to 1986. See "Principal and Selling Shareholders."


       Murray Spain has been a Director of Kirkland's since September 2001. In September 2000, Mr. Spain co-founded World Wide Basics, an importer of general merchandise, and has served as its President since inception. Prior to this, he was the co-founder of Dollar Express, Inc. and acted as Dollar Express's President and Chief Operating Officer from its inception in 1961 until May 2000, when Dollar Express merged with Dollar Tree Stores, Inc. At that time, Dollar Express was a chain of 126 retail stores in 5 states. Mr. Spain was not working from May to September 2000.

KEY EMPLOYEES

       Chris T. LaFont has been Vice President of Merchandising since September 1997. Mr. LaFont is responsible for all merchandise buying decisions for Kirkland's. From 1988 to September 1997, he served as Vice President of Visual Merchandising for Kirkland's. Mr. LaFont started his career with Kirkland's in 1981 as a management trainee.

       Grey W. Satterfield has been Vice President of Merchandising since joining Kirkland's in January 2000. Mr. Satterfield is responsible for merchandise planning and inventory management efforts, including receipt flow management and the maintenance of all open-to-buy reports. Prior to joining Kirkland's, Mr. Satterfield was with Saks Incorporated from October 1996 to December 1999, most recently as Vice President of Product Development. Prior to that, Mr. Satterfield had nine years of buying experience with the Macy's and Federated Stores organizations.

       Toni F. Warren has been Vice President of Merchandising since January 2000. Ms. Warren is responsible for merchandise allocation and replenishment. Ms. Warren has been with Kirkland's for over 30 years and her experience includes 16 years in store operations and 14 years in purchasing, allocation and merchandise information systems.

       James W. Harris has been Vice President of Operations and Personnel since 1987. Mr. Harris is responsible for store personnel recruitment and training as well as general store operations. Prior to joining Kirkland's, Mr. Harris was with Goldsmith's, a division of Federated Department Stores, from 1972 to 1987, where he held various positions in store operations.

       Deborah A. McDonald has been Vice President of Visual Merchandising since August 2000 and has been with Kirkland's since 1984. She has served as Store Manager, Corporate Specialist and most recently as Director of Visual Merchandising. Ms. McDonald is responsible for creation and implementation of all visual merchandising plans for new and existing stores.


       Connie L. Scoggins has been Vice President of Finance since January 2000. Ms. Scoggins has been with Kirkland's since 1986 serving as Treasurer and Controller. Prior to joining Kirkland's, Ms. Scoggins was employed by Owens Corning Fiberglas where she held various positions in accounting and finance.


       Lowell E. Pugh, II, has been a Vice President since January 2000. He has also served as Secretary since November 1997. Mr. Pugh joined Kirkland's in August 1996 and has served since that time as Assistant Vice President and General Counsel. Prior to that Mr. Pugh served as General Counsel to United Foods, Inc., and prior to that he was a partner with Johnson & Gibbs, a Dallas, Texas law firm.

CLASSIFIED BOARD OF DIRECTORS

       Upon completion of this offering, our Board of Directors will be divided into three classes of directors, each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of our shareholders. The terms of Messrs. McGrath, Orr and Oswald will expire in 2003, the terms of Messrs. Faulkner and Spain will expire in 2004 and the terms of Messrs. Kirkland, Alderson and Mussafer will expire in 2005. A classified board of directors may have the effect of deterring or delaying any attempt by any person or group to obtain control of us by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of the Board of Directors in order to elect a majority of the members of the Board of Directors. Directors who are elected to fill a vacancy (including vacancies created by an increase in the number of directors) must be confirmed by the shareholders at the next annual meeting of shareholders whether or not such director's term expires at such annual meeting. See "Risk Factors - Our charter and bylaw provisions and certain provisions of Tennessee law may make it difficult in some respects to cause a change in control of Kirkland's and replace incumbent management."

DIRECTOR COMPENSATION

       To date, directors who are affiliated with us or any of our shareholders have not received separate compensation for their services in that capacity. In the future, we intend to compensate our non-employee directors. The amount of such compensation has not been determined but will be consistent with amounts paid by comparable public companies.

COMMITTEES OF THE BOARD

       The audit committee of the Board of Directors is composed of Messrs. Orr, Oswald and Spain. The principal functions of the audit committee include:

       - making recommendations to the Board of Directors regarding the selection of our independent public accountants to audit annually our books and records;

       - reviewing the proposed scope of each audit;

       - meeting periodically with the independent public accountants and our Chief Financial Officer to review matters relating to our financial statements, our accounting principles and our system of internal accounting controls; and

       - reporting its recommendations as to the approval of our financial statements to the Board of Directors.

       The compensation committee of the Board of Directors is composed of Messrs. Kirkland, Mussafer and Orr. The compensation committee is responsible for establishing the salaries of our executive officers, incentives and other forms of compensation and for administering our employee benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


       Other than Carl Kirkland, the members of the compensation committee of the Board of Directors, Messrs. Mussafer and Orr, have not at any time served as officers or employees of Kirkland's, but are affiliated with entities that participated in our 1996 recapitalization, in subsequent equity financings and in the Pre-Offering Transactions. We rent aircraft for business travel from a company owned by Carl Kirkland. We spent $23,000 for the rental of aircraft from this company in fiscal 2001, $92,000 in fiscal 2000 and $63,000 in fiscal 1999. See "Related Party Transactions." None of our executive officers presently serves, or in the past has served, on the board of directors or compensation committee of any other entity that has an executive officer who is serving, or who in the past has served, as a member of our Board of Directors or our compensation committee.

EXECUTIVE COMPENSATION

       The following table sets forth certain compensation information with respect to our Chief Executive Officer and our other executive officers whose salary and bonus exceeded $100,000 for our fiscal year ended February 2, 2002 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE


                                                                                        LONG TERM
                                                                                       COMPENSATION
                                                                                       ------------
                                                                                          AWARDS
                                               ANNUAL COMPENSATION                     ------------
                             -------------------------------------------------------    SECURITIES     ALL OTHER
                                                                     OTHER ANNUAL       UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION  FISCAL YEAR   SALARY($)   BONUS($)   COMPENSATION($)(4)    OPTIONS(#)       ($)(5)
---------------------------  -----------   ---------   --------   ------------------   ------------   ------------
Carl Kirkland.............      2001        103,125         --              --                --          867
  Chairman of the Board(1)
Robert E. Alderson........      2001        275,000     40,000              --           137,457          867
  President and Chief
  Executive Officer(2)
Reynolds C. Faulkner......      2001        226,250     40,000              --            54,983          867
  Executive Vice President
  and Chief Financial
  Officer
H.R. Harvey...............      2001        140,625     30,000              --            30,240           --
  Senior Vice President of
  Merchandising(3)
C. Edmond Wise, Jr........      2001        176,250     30,000          37,855            30,240           --
  Senior Vice President of
  Store Operations


------------------------------

(1) Mr. Kirkland also served as our Chief Executive Officer until March 2001.

(2) Mr. Alderson became our Chief Executive Officer in March 2001. Mr. Alderson also served as our Chief Operating Officer until March 2001.

(3) Mr. Harvey became our Senior Vice President of Merchandising in June 2001.

(4) Amounts for Mr. Wise consists of $30,655 in relocation expenses and $7,200 in automobile allowance.

(5) Represents amounts contributed under our 401(k) plan for the benefit of Messrs. Kirkland, Alderson and Faulkner.

STOCK OPTIONS GRANTED TO CERTAIN EXECUTIVE OFFICERS DURING FISCAL YEAR 2001

       The following table sets forth certain information regarding options for the purchase of common stock that were awarded to our Named Executive Officers during the fiscal year ended February 2, 2002:

                          OPTION GRANTS IN FISCAL 2001


                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                                             PERCENT OF                                ANNUAL RATES OF STOCK
                             NUMBER OF         TOTAL                                           PRICE
                            SECURITIES        OPTIONS                                    APPRECIATION FOR
                            UNDERLYING        GRANTED       EXERCISE OR                  OPTION TERM($)(2)
                              OPTIONS       TO EMPLOYEES    BASE PRICE    EXPIRATION   ---------------------
NAME                       GRANTED(#)(1)   IN FISCAL 2001     ($/SH)         DATE         5%          10%
----                       -------------   --------------   -----------   ----------   ---------   ---------
Carl Kirkland............          --            --               --              --         --          --
Robert E. Alderson.......     137,457            27%           $1.29      11/27/2011   $111,515    $282,602
Reynolds C. Faulkner.....      54,983            11%           $1.29      11/27/2011   $ 44,606    $113,041
H.R. Harvey..............      30,240             6%           $1.29      11/27/2011   $ 24,533    $ 62,171
C. Edmond Wise, Jr.......      30,240             6%           $1.29      11/27/2011   $ 24,533    $ 62,171


------------------------------

(1) These options will become exercisable as to 33% of such shares on the first anniversary of the option grant date and will thereafter become exercisable as to an additional 8.33% at the end of each of our following eight fiscal quarters.

(2) These amounts represent assumed rates of appreciation in the price of our common stock during the terms of the options in accordance with rates specified in applicable federal securities regulations. Actual gains, if any, on stock option exercises will depend on the future price of our common stock and overall stock market conditions. There is no representation that the rates of appreciation reflected in this table will be achieved.

STOCK OPTIONS EXERCISED BY CERTAIN EXECUTIVE OFFICERS DURING FISCAL 2001 AND YEAR-END OPTION VALUES.

       The following table sets forth certain information regarding options for the purchase of common stock that were held by our Named Executive Officers during the fiscal year ended February 2, 2002. None of the Named Executive Officers exercised stock options during the fiscal year ended February 2, 2002.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED
                  FEBRUARY 2, 2002 AND YEAR-END OPTION VALUES


                                                        NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                       UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                             OPTIONS AT                      OPTIONS AT
                           SHARES                        FEBRUARY 2, 2002(#)             FEBRUARY 2, 2002($)
                         ACQUIRED ON      VALUE      ---------------------------   -------------------------------
NAME                     EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE (1)
----                     -----------   -----------   -----------   -------------   -----------   -----------------
Carl Kirkland(2).......       --            --               0        217,182              0         2,403,776
Robert E.
  Alderson(2)..........       --            --               0        354,639              0         3,749,480
Reynolds C. Faulkner...       --            --         125,526(3)      54,983      1,173,668           538,284
H.R. Harvey............       --            --               0         30,240              0           296,050
C. Edmond Wise, Jr.....       --            --               0         30,240              0           296,050


------------------------------


(1) There was no public trading market for our common stock as of February 2, 2002. Accordingly, these values have been calculated based on our board of directors' determination of the fair market values of the underlying shares as of February 2, 2002 of $11.08 per share, less the applicable exercise price per share, multiplied by the underlying shares.



(2) Upon completion of this offering, the options held by each of Messrs. Kirkland and Alderson to purchase 217,182 shares of common stock, with a value of $2,403,776 as of February 2, 2002, will automatically terminate.


(3) These options were exercised in May 2002.

EMPLOYEE BENEFIT PLANS

  1996 EXECUTIVE INCENTIVE AND NON-QUALIFIED STOCK OPTION PLAN

       We maintain the Kirkland's, Inc. 1996 Executive Incentive and Non-Qualified Stock Option Plan (as amended, the "1996 Plan"). We believe the 1996 Plan promotes our long-term growth and profitability by providing key employees with incentives to improve shareholder value and to contribute to our growth and financial success. Moreover, we believe the 1996 Plan helps us attract, retain and reward quality employees.

       The Board of Directors or a committee of the Board of Directors administers the 1996 Plan. Under the terms of the 1996 Plan, the committee will be composed of three directors. The Board of Directors or the committee interprets the 1996 Plan, selects option recipients and determines the number of shares subject to each option and establishes the price, vesting and other terms of each option. While there are no predetermined performance formulas or measures or other specific criteria used to determine recipients of options under the 1996 Plan, grants are based generally upon consideration of the grantee's position and responsibilities, the nature of services provided, the value of the services to us, the present and potential contribution of the grantee to our success, the anticipated number of years of service remaining and other factors which the Board of Directors or the committee deems relevant.

       Participation in the 1996 Plan is limited to our employees or any of our subsidiaries' employees. Awards under the 1996 Plan may be in the form of incentive stock options or non-qualified stock options.

       In the event of any stock split, reverse stock split, stock dividend, recapitalization, reclassification or other similar event, appropriate proportional adjustments may be made to the number of shares reserved for issuance under the 1996 Plan and the number, kind and price of shares covered by outstanding options. Stock options may not be exercised more than 10 years after the date of grant. Shares subject to forfeited, cancelled or expired stock options become available for grant again under the 1996 Plan. Stock options grants under the 1996 Plan are not transferable by the participants, except upon death.

       The exercise price of an incentive stock option must be not less than the fair market value of the common stock on the date the option is granted. Although the 1996 Plan permits the exercise price of a non-qualified stock option to be less than the fair market value of the common stock on the date the option is granted, the exercise price of all non-qualified stock options granted under the 1996 Plan to date have been equal to the fair market value of the common stock on the date of grant. The exercise price of stock options granted under the 1996 Plan may be paid in cash or by tender of previously acquired shares of our common stock.


       As of the date of this prospectus, options to purchase 621,140 shares of common stock are outstanding under the 1996 Plan at exercise prices ranging from $1.29 to $1.73 per share, and no additional options may be granted under the 1996 Plan. Of these options, 115,299 have vested as of the date of the prospectus. No additional shares of common stock are available for issuance in connection with future grants under the 1996 Plan.


  2002 EQUITY INCENTIVE PLAN

       We have adopted the Kirkland's, Inc. 2002 Equity Incentive Plan (the "Incentive Plan"), which will become effective upon completion of this offering. The Incentive Plan provides for the award of restricted shares of common stock, and incentive stock options, non-qualified stock options and stock appreciation rights with respect to shares of common stock, to our employees, directors, consultants and other individuals who perform services for us.

       The maximum number of shares of common stock with respect to which awards may be made under the Incentive Plan is 2,500,000. No Participant will receive an award of stock options or stock appreciation rights under the Incentive Plan with respect to more than 500,000 shares of common stock in any calendar year. In the event of any stock split, reverse stock split, stock dividend, recapitalization, reclassification or other similar event, adjustments may be made at the Board of Directors' discretion to the number of shares reserved for issuance under the Incentive Plan, to the limit on the number of shares that may be subject to stock options or stock appreciation rights granted to a single person in any calendar year and to the number, kind and price of shares covered by outstanding awards. Shares subject to forfeited, cancelled or expired awards become available for grant again under the Incentive Plan. In addition, shares surrendered in payment of any exercise price or in satisfaction of any withholding obligation arising in connection with an award granted under the Incentive Plan become available for grant again under the Incentive Plan.

       The Board of Directors or the compensation committee of the Board of Directors administers the Incentive Plan. Under the terms of the Incentive Plan, the compensation committee must consist of two or more directors. The Board of Directors or the compensation committee interprets the Incentive Plan, selects award recipients, determines the number of shares subject to each award and establishes the price, vesting and other terms of each award. While there are no predetermined performance formulas or measures or other specific criteria used to determine recipients of awards under the Incentive Plan, awards are based generally upon consideration of the grantee's position and responsibilities, the nature of services provided, the value of the services to us, the present and potential contribution of the grantee to our success, the anticipated number of years of service remaining and other factors which the Board of Directors or the compensation committee deems relevant.

       The Incentive Plan has no specified term, although incentive stock options will not be granted more than 10 years after the adoption of the Incentive Plan.

       Stock Options. The Incentive Plan permits the grant of incentive stock options to our employees and the employees of our subsidiaries. The Incentive Plan also provides for the grant of non-qualified stock options to our employees, directors, and consultants and other individuals who perform services for us (as well as to employees, directors, consultants and service providers of our subsidiaries). The exercise price of any incentive stock options granted under the Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. There is no restriction applicable to the exercise price of non-qualified options granted under the Incentive Plan. Options granted under the Incentive Plan may be exercised for cash or in exchange for shares of common stock owned by the option holder for more than six months having a fair market value on the date of exercise equal to the option exercise price.


       Under the Incentive Plan, each option is exercisable at such time and to such extent as specified in the pertinent option agreement between the option recipient and us. However, no award shall be exercisable with respect to any shares of common stock later than 10 years after the date of such award. Unless otherwise specified by the Board of Directors or the compensation committee with respect to a particular option, all options are non-transferable, except upon death.



       Upon or in anticipation of a change of control in Kirkland's, the Board of Directors or the compensation committee may: (i) cause outstanding options to become immediately exercisable, (ii) provide for the cancellation of options in exchange for comparable options to purchase shares in a successor corporation or
(iii) provide for the cancellation of options in exchange for a cash and/or other substitute consideration.



       Stock Appreciation Rights. The Incentive Plan also provides for the grant of stock appreciation rights, either alone or in tandem with a stock option. A stock appreciation right entitles its holder to a cash payment of the excess of the fair market value of our common stock on the date of exercise, over the fair market value of our common stock on the date of grant. No stock appreciation right issued under the Incentive Plan will have a term of more than 10 years.


       Upon or in anticipation of a change of control in Kirkland's, the Board of Directors or the compensation committee may: (i) cause outstanding stock appreciation rights to become immediately exercisable or (ii) provide for the cancellation of stock appreciation rights in exchange for a cash and/or other substitute consideration.

       Restricted Stock. Restricted stock consists of shares of our common stock issued to an employee that will be forfeited to us if certain vesting conditions established by the Board of Directors or the compensation committee at the time of grant (such as a specified period of continued employment or the fulfillment of specified individual or corporate performance goals) are not met. Restricted stock may be sold under the Incentive Plan (at its full value or at a discount) or may be granted solely in consideration for services.

       Upon or in anticipation of an event of a change of control in Kirkland's, the Board of Directors or the compensation committee may: (i) cause restrictions on shares of restricted stock to lapse, (ii) cancel restricted stock in exchange for shares of restricted stock of a successor corporation or (iii) redeem restricted stock for cash or other substitute consideration.

  EMPLOYEE STOCK PURCHASE PLAN

       We have adopted an Employee Stock Purchase Plan (the "Stock Purchase Plan"), which will become effective upon completion of this offering. The Stock Purchase Plan will allow substantially all of our full-time employees who have been employees for 12 consecutive months, subject to certain limitations, to purchase shares of our common stock at a discount from the prevailing market price at the time of purchase. These shares are either issued by us from our authorized and unissued common stock or purchased by us on the open market. Any employee owning (or having a right to acquire) five percent or more of our voting power or value will not be eligible to participate in the Stock Purchase Plan. 500,000 shares of our common stock will be available for purchase under the Stock Purchase Plan (subject to adjustment in the event of a stock dividend, split, reverse split or distribution, or other similar change in our common stock). Any future increase in the number of shares of our common stock subject to the Stock Purchase Plan will require shareholder approval.

       An eligible employee will be eligible to participate in offerings under the Stock Purchase Plan. Offerings under the Stock Purchase Plan will begin upon the completion of this offering and on each subsequent February 1st and August 1st. Each offering will be 24 months long (except for the first offering, which will begin upon completion of this offering and will end on July 31, 2004), so that offerings under the Stock Purchase Plan will overlap. Each offering will include four six-month purchase periods, ending on each July 31st and January 31st (except for the first offering, which will have five purchase periods, the first of which will begin upon completion of this offering and end on July 31,
2002).


       Once enrolled in a specific offering, an eligible employee will be able to specify an amount (not greater than 15% of pay) to be withheld from his or her paycheck and credited to a bookkeeping account established for him or her (the "Participation Account"). Amounts in the Participation Account will be applied to the purchase of shares of our common stock on the last day of each purchase period. The price of such shares will be equal to 85% of the lesser of:
(i) the price of our shares on the last day of the purchase period and (ii) the price of our shares on the first day of the offering (or, for purposes of the first offering, the initial public offering price).



       No employee may purchase more than $25,000 worth of common stock (determined based on the price on the first day of the offering) in any calendar year under the Stock Purchase Plan (and any other employee stock purchase plans later established by us or our subsidiaries), with amounts not used in any one year transferable to the following year. In addition, no employee may purchase more than 25,000 shares of our common stock under the Stock Purchase Plan in any purchase period.


       Once enrolled in a specific offering, that offering will continue to apply to an eligible employee until he or she withdraws from the offering or terminates from employment, unless the price of our common stock is lower at the end of any purchase period than at the start of the offering. If the price of our common stock is lower at the end of any purchase period than at the start of the offering, then, after the completion of that purchase period, each eligible employee's participation in that offering will terminate and those employees will be enrolled automatically in the offering beginning immediately after that purchase period.

       Only whole shares of common stock may be purchased under the Stock Purchase Plan. Amounts withheld from an employee's paycheck and that are insufficient to purchase a whole share of common stock will remain credited to the employee's Participation Account. A participating employee may change the rate of his or her payroll withholding under the Stock Purchase Plan from time to time, and may cease participation in any offering altogether by requesting a withdrawal of his or her Participation Account. However, once an employee has withdrawn from an offering, he or she may not resume participation in the Stock Purchase Plan until the start of the next offering. Upon termination of an employee's employment, all amounts credited to his or her Participation Account will be returned to him or her (without interest).

       If we merge or consolidate with another company, if we sell substantially all our assets, or if we liquidate or dissolve, the end of the then-current purchase period will be accelerated and shares will be purchased under the Stock Purchase Plan immediately before the merger, consolidation, asset sale, liquidation or dissolution (unless the Stock Purchase Plan is assumed by a successor entity).

       The compensation committee of the Board of Directors will administer the Stock Purchase Plan. The Board of Directors may amend or terminate the Stock Purchase Plan. The Stock Purchase Plan is intended to comply with the requirements of Section 423 of the Internal Revenue of 1986, as amended (the "Code"). The Board of Directors may terminate the Plan at any time.

  401(K) PLAN

       We maintain the Kirkland's, Inc. Retirement Plan ("401(k) Plan") for the benefit of our eligible employees. The 401(k) Plan is intended to be qualified under Code section 401(a) and consists of a 401(k) component, a 401(m) matching component and a profit-sharing component. Employees eligible to participate in the 401(k) Plan are those employees who have completed at least one year of service and attained the age of 21.

       Under the 401(k) component, participants may elect to defer up to the maximum permitted by the Code per year to the 401(k) Plan. Under the 401(m) matching component, we may match each participant's elective deferrals, up to 6% of compensation. Currently, we match 50% of each participant's elective deferrals. Under the profit-sharing component, we may make additional contributions in amounts to be determined by us in our sole discretion. Our profit-sharing contributions are allocated among eligible participants in proportion to each participant's compensation.

       Matching contributions and profit-sharing contributions vest ratably over six years, or earlier upon attainment of the appropriate retirement age, upon retirement for disability, upon death, or upon termination of the 401(k) Plan. All assets of the 401(k) Plan are currently invested, subject to participant-directed elections, in annuity contracts underwritten by ING Aetna Financial Services.

       Payment of 401(k) Plan benefits are made in cash in the form of a single lump sum, periodic installments or an annuity. Distribution of a participant's vested interest generally occurs upon termination of employment (including by reason of retirement, death or disability).

  SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

       Following the completion of this offering, we intend to adopt a non-qualified deferred compensation plan known as a supplemental executive retirement plan ("SERP"). Only a select group of highly compensated management employees chosen by the Board of Directors will be eligible to participate in the SERP. Pursuant to the SERP, participants will be entitled to elect, in advance, to reduce salary or bonus income and have that reduction credited to an account under the SERP. To the extent all or a portion of the participant's deferral relates to amounts that could have been contributed to the 401(k) Plan, but for the application of certain legal restrictions, we will also credit a matching contribution amount to the SERP equal to what would have been contributed to the 401(k) Plan, in the absence of those restrictions.

EMPLOYMENT AGREEMENTS

  CARL KIRKLAND AND ROBERT E. ALDERSON

       In June 2002, we entered into new employment agreements with Carl Kirkland and Robert Alderson to replace the former agreements we had entered into with them in connection with our 1996 recapitalization, which were scheduled to expire on June 12, 2002. Under their new employment agreements, which expire in June 2006, subject to automatic successive one-year extensions if not terminated, Mr. Kirkland's current salary is $150,000 and Mr. Alderson's current salary is $300,000. In addition, as agreed in connection with our 1996 recapitalization, Mr. Kirkland and Mr. Alderson are entitled to receive a special bonus of $712,500 and $149,500, respectively, per year until an initial public offering or other specified liquidity event occurs. A portion of the proceeds of this offering will be used to pay all accrued and unpaid special bonus amounts (including special bonus amounts accrued and unpaid under their former employment agreements), after which no further special bonus amounts will be paid.


       The new employment agreements with Messrs. Kirkland and Alderson also provide that each of them is eligible to receive an annual bonus beginning with the fiscal year ended December 31, 2002. Both Messrs. Kirkland and Alderson are eligible to receive an annual bonus of up to 100 percent of their annual salary. For both Mr. Kirkland and Mr. Alderson, the amount of the annual bonus is at the discretion of the compensation committee of the Board of Directors and is based on the achievement of specified personal performance goals and/or specified corporate performance goals, as determined by the compensation committee of the Board of Directors.


       In addition, under the new employment agreements, if Mr. Kirkland is terminated by us without cause and/or terminates his employment with us for specified reasons, he is entitled to a lump sum severance payment equal to the discounted present value of 24 months' salary or, at the discretion of the

Board of Directors, the payment of monthly severance payments equal to 1/12th his annual salary for 24 months, as well as continued health benefits and use of his office space until the earlier of attainment of age 72 or death. If Mr. Alderson is terminated by us without cause and/or terminates his employment with us for specified reasons, he is entitled to a lump sum severance payment equal to the discounted present value of 24 months' salary or, at the discretion of the Board of Directors, the payment of monthly severance payments equal to 1/12th his annual salary for 24 months, as well as continued health benefits for 24 months.


       Each of Messrs. Kirkland and Alderson received an option currently representing the right to purchase 217,182 shares of common stock at a per share exercise price of $0.01 in connection with our 1996 recapitalization. The vesting of these options requires that the investors in our 1996 recapitalization achieve a specified internal rate of return on their invested funds upon an initial public offering or sale of Kirkland's. Because this offering will not result in the specified internal rate of return, these options will automatically terminate upon completion of this offering.



       Mr. Alderson received an option to purchase 137,457 shares of common stock at a per share exercise price of $1.29 in November 2001. The option will become exercisable as to 33% of the shares covered by the option in November 2002 and will thereafter become exercisable as to an additional 8.33% of such shares at the end of each of our following eight fiscal quarters.


       Each of the employment agreements described above also contains non-competition provisions prohibiting the executive from competing against us during the term of the employment agreement and for three years thereafter without our prior written consent. Messrs. Kirkland and Alderson are also entitled to certain additional benefits (beyond those generally available to our employees) including an automobile allowance and additional life insurance.

  REYNOLDS C. FAULKNER

       In June 2002, we entered into a new employment agreement with Reynolds C. Faulkner to replace the former agreement we had entered into with him in February 1998, which was scheduled to expire on June 12, 2002. Mr. Faulkner currently serves as our Executive Vice President and Chief Financial Officer. Mr. Faulkner currently receives an annual salary of $250,000. Under his new employment agreement which expires in May 2006, subject to automatic successive one-year extensions, if not terminated, if Mr. Faulkner's employment is terminated by us without cause or by Mr. Faulkner under specified circumstances, Mr. Faulkner is entitled to receive a lump sum severance payment equal to the discounted present value of 18 months' salary, or, at the discretion of the Board of Directors, the payment of monthly severance payments equal to 1/12th of his annual salary for 18 months, as well as continued health benefits for 18 months.

       The new employment agreement provides that Mr. Faulkner is eligible to receive an annual bonus of up to 100 percent of his annual salary. The amount of the annual bonus is at the discretion of the Compensation Committee of the Board of Directors and is based on the achievement of specified personal performance goals and/or specified corporate performance goals, as determined by the Compensation Committee of the Board of Directors. In addition, Mr. Faulkner will receive a bonus of up to $25,000 on the first anniversary of the effective date of the new employment agreement, a bonus of up to $60,000 on the second anniversary of such effective date and a bonus of $60,000 on the third anniversary of such effective date, contingent upon his continued employment with us. The bonus amount will be determined by the Compensation Committee of the Board of Directors.


       On February 2, 1998, Mr. Faulkner received a fully vested option for 125,526 shares of our common stock under the 1996 Plan, which was exercised by Mr. Faulkner in May 2002 at a per share exercise price of $1.73. Mr. Faulkner received an option to purchase 54,983 shares of common stock at a per share exercise price of $1.29 in November 2001. The option will become exercisable as to 33% of the shares covered by the option in November 2002 and will thereafter become exercisable as to an additional 8.33% of such shares at the end of each of our following eight fiscal quarters.

       Mr. Faulkner's employment agreement also contains a non-competition provision prohibiting him from competing against us during the term of the employment agreement and for three years thereafter without our prior written consent. Mr. Faulkner is also entitled to certain additional benefits (beyond those generally available to our employees) including an automobile allowance and additional life insurance.

  C. EDMOND WISE, JR. AND H.R. HARVEY

       In December 2000, we entered into an employment agreement with C. Edmond Wise, Jr. Under the terms of that agreement, Mr. Wise serves as our Senior Vice President of Store Operations. Mr. Wise currently receives an annual salary of $190,000, and will be eligible to receive an annual bonus dependent upon the achievement of budgeted Adjusted EBITDA and other financial performance criteria. In addition, Mr. Wise received a signing bonus of $20,000. The term of Mr. Wise's agreement extends until termination by either party at any time with or without cause.

       In June 2001, we entered into an employment agreement with H.R. Harvey. Under the terms of that agreement, Mr. Harvey serves as our Senior Vice President of Merchandising at an annual salary of $225,000, and will be eligible to receive an annual bonus dependent upon the achievement of budgeted Adjusted EBITDA and other financial performance criteria. In addition, Mr. Harvey received a signing bonus of $20,000. The term of Mr. Harvey's agreement extends until termination by either party at any time with or without cause.

       The employment agreements for Mr. Wise and Mr. Harvey also contain non-competition provisions prohibiting the executive from being, for a period of two years following termination, connected with management or control of any business similar to ours involving national or regional chain retail operations specializing in or having a substantial inventory mix involving home decor. These non-competition provisions do not restrict the ability of these executives from working in management positions for department stores.

                           RELATED PARTY TRANSACTIONS

RECAPITALIZATION

       On June 12, 1996, we completed a recapitalization whereby Advent International Group (through affiliated entities (the "Advent Funds")) became the largest beneficial owner of our equity. The 1996 recapitalization permitted certain founding and management shareholders, consisting of Carl Kirkland, Robert E. Alderson and two other shareholders (collectively, the "Principal Shareholders"), to realize a portion of the value of their interest in Kirkland's.

       In connection with our 1996 recapitalization:

       - The Advent Funds together with other investors purchased a majority of our common stock and all of our Class A Preferred Stock;

       - We redeemed a portion of our common stock held by the Principal Shareholders and all of our common stock held by all of our other shareholders; and

       - We reclassified certain shares of our common stock held by the Principal Shareholders into shares of our Class B Preferred Stock and our Class C Preferred Stock.


       Concurrent with the consummation of our 1996 recapitalization, we issued an aggregate of $20 million of subordinated notes to a group of institutional lenders. As of May 4, 2002, the aggregate balance of such subordinated notes, including accrued and unpaid interest, was $24.7 million. In May 2002 we repaid $4.7 million of accrued interest with proceeds of our new senior credit facility. These notes mature in June 2003 and will be redeemed with a portion of the proceeds of this offering. We also issued to these institutional lenders warrants to purchase 919,421 shares of our common stock at an exercise price of $0.01 per share.



       The lender of $9.9 million of the outstanding subordinated debt is a mezzanine and private equity firm with which a member of our Board of Directors, Alexander S. McGrath, is affiliated. In fiscal 2001, interest in the amount of $1.5 million was paid to or accrued in favor of the lender affiliated with Mr. McGrath. In connection with the issuance of the subordinated note to the lender affiliated with Mr. McGrath, we issued warrants to purchase 367,779 shares of common stock. These and other warrants held by such lender will be exercised at a price per share of $0.01 immediately prior to the completion of this offering.



       The lender of $2.2 million of the outstanding subordinated debt is a private equity investment firm with which another member of our Board of Directors, John P. Oswald, is affiliated. In fiscal 2001, interest in the amount of $0.3 million was paid to or accrued in favor of the lender affiliated with Mr. Oswald. In May 2002, $0.4 million of accrued but unpaid interest was paid to this lender. In connection with the issuance of the subordinated note to the lender affiliated with Mr. Oswald, we issued 82,749 warrants to purchase common stock. These and other warrants held by such lender will be exercised at a price per share of $0.01 immediately prior to the completion of this offering.


LOANS INVOLVING OFFICERS


       On October 15, 1998, we borrowed $5 million from Carl Kirkland, our current Chairman, pursuant to an unsecured promissory note that was subordinated to all of our senior indebtedness. The note was originally due as soon as we would have sufficient cash following the pay down of our former senior revolving line of credit, and originally bore interest at the same rate as our former senior revolving line of credit. The note contained a provision whereby, if the note was not repaid in full by May 1, 1999, the interest rate would increase to the former senior revolving line of credit rate plus 2.0%. The note was amended and restated on July 7, 1999 to change the maturity date to June 30, 2001 and the timing of the interest payments. The note was again amended and restated on December 31, 1999 to change the maturity date to June 30, 2003, to fix the interest rate at 12.5% and to provide that, in the event the note was not repaid in full on or before June 30, 2000, Carl Kirkland would receive warrants to purchase

175,945 shares of our common stock at a per share purchase price of $0.01. In August 2000, the loan was discharged through our issuance to Mr. Kirkland of 610,913 shares of common stock, 11,111 shares of Class D Preferred Stock and warrants to purchase 76,371 shares of common stock at a per share purchase price of $0.01. At that time, Mr. Kirkland received cash for the balance of the interest due under the note. At that time, Mr. Kirkland also purchased additional securities for cash. See "- 2000 Equity Transaction." In connection with this transaction, Mr. Kirkland agreed to forego receipt of the warrants to purchase 175,945 shares provided for under the note.



       In May 2002, we loaned $217,000 to Reynolds Faulkner, our Executive Vice President and Chief Financial Officer. The note bears interest at the rate of 4.75% per year which is payable over the term of the note. The note matures in May 2005 and is due and payable in full at that time. The loan is collateralized by marketable securities having a value of no less than the principal amount of the loan together with 125,526 shares of our common stock owned by Mr. Faulkner. The security agreement between us and Mr. Faulkner requires Mr. Faulkner to supply additional collateral at any time the value of existing collateral falls below 125% of the then principal amount of the loan. In addition, at the request of Mr. Faulkner, we may lend up to an additional $500,000 principal amount under the note in April 2003. Any additional principal amount would be subject to the same interest rate, principal repayment and collateral provisions as the original principal amount. The loan was approved by our board of directors and audit committee.


1999 DEBT/EQUITY TRANSACTION


       On July 7, 1999, we borrowed an aggregate of $7.5 million, of which $3.4 million was borrowed from the Advent Funds and $4.1 million was borrowed from our former senior lenders. The $4.1 million borrowed from our former senior lenders was collateralized by cash and letters of credit supplied by certain of our warrantholders and shareholders. In connection with this transaction, we issued warrants to purchase 871,311 shares of common stock to certain of our warrantholders and shareholders as consideration for their loan (in the case of the Advent Funds) or for posting cash or a letter of credit as collateral to secure the loan from the senior lenders. In connection with this borrowing, the following securityholders who are or were affiliated with members of our Board of Directors or who are or were holders of at least five percent of our common stock received the following number of warrants to purchase shares of common stock at a price per share of $0.01:



                                                                   DOLLAR AMOUNT OF
                                                                  LOAN OR COLLATERAL
SHAREHOLDER                                            WARRANTS        PROVIDED
-----------                                            --------   ------------------
Carl Kirkland........................................   70,763        $  608,940
Robert E. Kirkland...................................   70,763        $  608,940
Global Private Equity II Limited Partnership.........  276,013        $2,375,373
Advent Direct Investment Program Limited
  Partnership........................................  107,711        $  926,992
Advent Partners Limited Partnership..................    9,897        $   85,642
CT/Kirkland Equity Partners, L.P.....................   79,615        $  685,434
SSM/Kirkland Equity Partners, L.P....................   95,560        $  822,485
Capital Resource Lenders II, L.P.....................   59,876        $  515,580
Capital Trust Investments, Ltd.......................   13,471        $  115,975


REORGANIZATION


       Prior to December 31, 1999, we operated our stores through separate corporations (ranging as high as 206 corporations) under common ownership and through a wholly-owned subsidiary. On December 31, 1999, we reorganized by merging each of the separate corporations that operated our stores and a wholly-owned subsidiary into a newly formed subsidiary of Kirkland's. In conjunction with the reorganization, we issued 11,326 additional shares of our common stock, 2,939,230 additional shares of our Class A Preferred Stock, 1,019,535 additional shares of our Class B Preferred Stock and 541,771 additional shares of our Class C Preferred Stock to all of our then-existing shareholders in the same proportion as their ownership interests in each such class prior to the merger.

2000 EQUITY TRANSACTION


       On August 8, 2000, we issued $20 million of our Class D Preferred Stock and common stock to certain of our warrantholders and shareholders. In this transaction, (1) we received $7.5 million in cash, including $3.8 million from the Advent Funds and $3.7 million from Carl Kirkland, and issued 916,397 shares of common stock and 16,667 shares of Class D Preferred Stock, (2) Carl Kirkland's $5 million note originally issued on October 15, 1998 was cancelled and we issued to him 610,913 shares of common stock and 11,111 shares of Class D Preferred Stock and (3) the $7.5 million loan from July 7, 1999 was repaid through our former senior lenders drawing on the $4.1 million of cash collateral posted by certain of our warrantholders and shareholders in exchange for our issuance of equity to these securityholders and the Advent Funds converting their $3.4 million loan into newly issued securities. In these transactions, we issued 2,443,706 shares of common stock and 44,445 shares of Class D Preferred Stock to our securityholders at a purchase price of $0.01 per share for the common stock and $449.99 per share for the Class D Preferred Stock. In consideration for the purchase of these shares, we also issued warrants to purchase 305,429 shares of common stock at a price per share of $0.01. The following table lists the number of shares of common stock, shares of Class D Preferred Stock and warrants issued to securityholders who are or were affiliated with members of our Board of Directors or who are or were holders of at least five percent of our common stock:



                                           COMMON          CLASS D                     PURCHASE
SECURITYHOLDER                              STOCK      PREFERRED STOCK    WARRANTS    PRICE PAID
--------------                            ---------    ---------------    --------    -----------
Carl Kirkland(1)......................    1,137,372         20,686        142,185     $9,308,940
Robert E. Kirkland....................       74,392          1,353          9,292     $  608,940
Global Private Equity II Limited
  Partnership ........................      742,817         13,510         92,811     $6,079,317
Advent Direct Investment Program
  Limited Partnership.................      113,265          2,060         14,131     $1,023,048
Advent Partners Limited Partnership...       22,158            403          2,804     $   85,642
CT/Kirkland Equity Partners, L.P. ....       97,924          1,781         12,261     $  801,409
SSM/Kirkland Equity Partners, L.P. ...      100,508          1,828         12,536     $  822,485
Capital Resource Lenders II, L.P. ....       63,010          1,146          7,862     $  515,580


------------------------------


(1) $5 million of the purchase price for Carl Kirkland was paid through the cancellation of $5 million of subordinated indebtedness owed by Kirkland's to Mr. Kirkland. See "- Loans Involving Officers."


2001 DIVIDEND AGREEMENT

       In connection with the June 2001 amendment to our senior subordinated notes, we amended our charter in order to reduce the dividend rate on our Class A Preferred Stock and Class D Preferred Stock from 10% to 4% until accrued and unpaid interest on our subordinated debt was paid. We also agreed to use our best efforts to obtain the necessary shareholder consent to amend the charter to similarly reduce the dividend on our Class B Preferred Stock. Although we could not get the requisite shareholder consent, in October 2001 we entered into a Dividend Rate Agreement with Carl Kirkland and Robert E. Alderson in which these two shareholders agreed to reduce the dividend on their Class B Preferred Stock to 4%. As a result of the payment of accrued interest on our subordinated debt in connection with the May 2002 refinancing of our senior credit facility, the dividend rate on all of our outstanding Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock was restored to 10%.

PRE-OFFERING TRANSACTIONS

       Preferred Stock. As of the date of this prospectus, we have four classes of preferred stock. The Class A Preferred Stock, the Class B Preferred Stock and the Class D Preferred Stock currently accrue dividends at 10% per year compounded quarterly. Amounts classified as interest associated with the Class C Preferred Stock currently accrue at a rate of 9% per year, compounded semi-annually. No dividends have been paid on the Class A Preferred Stock, the Class B Preferred Stock or the Class D Preferred Stock. In connection with the completion of this offering, the Class A Preferred Stock, the Class B Preferred Stock and the Class D Preferred Stock that is not repurchased by us will be converted into common stock, and the Class C Preferred Stock will be either repurchased by us or exchanged for common stock. The Advent Funds and certain other shareholders currently own all of the Class A Preferred Stock. Carl Kirkland, Robert E. Alderson and Robert E. Kirkland own all of the Class B Preferred Stock and Class C Preferred Stock. Carl Kirkland, Robert E. Kirkland, the Advent Funds, certain other shareholders and certain of our subordinated lenders own the Class D Preferred Stock.



       Stock Repurchase Agreement. In May 2002, we entered into a stock repurchase agreement with the holders of our preferred stock (other than Carl Kirkland). This agreement governs our repurchase of shares of our capital stock from these preferred shareholders with a portion of the proceeds from this offering. The purchase price for each share of Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock will be equal to 93% of the sum of the stated value of such share plus all dividends with respect to such share accrued and unpaid through the completion of this offering. The purchase price for each share of Class C Preferred Stock will be equal to the stated value of each such share. As of May 4, 2002, the stated value plus accrued dividends per share for the Class A Preferred Stock and Class D Preferred Stock was $16.64 and $515.16, respectively. The stated value plus accrued dividends per share for the Class B Preferred Stock held by Carl Kirkland and Robert E. Alderson was $16.60 and the stated value plus accrued dividends per share for the Class B Preferred Stock held by Robert E. Kirkland was $17.50. The purchase price for each share of common stock will be an amount equal to 93% of the initial public offering price of this offering.


       The following table lists the number of shares of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock and Class D Preferred Stock and common stock to be purchased by us from securityholders who are affiliated with members of our Board of Directors or who are holders of at least five percent of our common stock, as well as the purchase price to be paid for such shares, assuming an initial public offering price of $18.00.


                                  CLASS A     CLASS B     CLASS C     CLASS D
                                 PREFERRED   PREFERRED   PREFERRED   PREFERRED   COMMON     PURCHASE
SECURITYHOLDER                     STOCK       STOCK       STOCK       STOCK      STOCK       PRICE
--------------                   ---------   ---------   ---------   ---------   -------   -----------
Robert E. Alderson.............         --        602      54,218           --       --    $ 1,900,341
Robert E. Kirkland.............         --    347,745     246,250        1,353   589,799   $24,770,394
Global Private Equity II
  Limited Partnership..........  1,355,238         --          --        9,457       --    $25,501,345
Advent Direct Investment
  Program Limited
  Partnership..................    528,740         --          --          214       --    $ 8,284,245
Advent Partners Limited
  Partnership..................     48,724         --          --          251       --    $   874,142
CT/Kirkland Equity Partners,
  L.P. ........................    390,992         --          --          599       --    $ 6,337,051
SSM Venture Partners, L.P. ....    312,808         --          --          127       --    $ 4,901,336
Capital Resource Lenders II,
  L.P. ........................         --         --          --        1,146       --    $   549,046


       Carl Kirkland Exchange Agreement. In May 2002, Carl Kirkland, our current Chairman, entered into an agreement with us under which he agreed to exchange all of his outstanding shares of Class C Preferred Stock, having an aggregate stated value of $7.9 million, into shares of our common stock prior to the completion of this offering. The number of shares of common stock to be issued to Mr. Kirkland equals the stated value of the shares of Class C Preferred Stock divided by 93% of the initial offering price in this offering. Assuming an initial offering price of $18.00 per share, the number of shares of common stock to be issued to Mr. Kirkland will be 472,939. All of the shares of common stock Mr. Kirkland is acquiring under the exchange agreement are being sold in this offering. In addition, we will pay Mr. Kirkland accrued and unpaid amounts classified as interest associated with the Class C Preferred Stock held by Mr. Kirkland, totaling $1.1 million. See "Principal and Selling Shareholders."

       Robert E. Kirkland Redemption Agreement. In June 2002, we entered into an agreement with Robert E. Kirkland, a cousin of our chairman and one of our significant shareholders. Under this agreement, we agreed to repurchase all of our stock owned by Mr. Kirkland upon completion of this offering in accordance with the stock repurchase agreement discussed above. We also agreed to pay all accrued fees under Mr. Kirkland's consulting agreement through the completion of this offering, estimated at $1,044,818. Assuming an initial public offering price of $18.00 per share, we will pay $24.8 million for all of Mr. Kirkland's stock and his accrued consulting fees.


       In exchange for our agreement to redeem all of Mr. Kirkland's capital stock and warrants in us, Mr. Kirkland has agreed to a standstill agreement under which he will not do, or encourage anyone else to do, any of the following:


       - acquire or seek to acquire assets, business, securities or options to acquire ownership of us;



       - make or participate in a solicitation of proxies to vote our stock;



       - form, join or participate in a voting group with respect to our stock;



       - arrange or participate in a financing to purchase our stock;



       - seek to propose any merger, restructuring or similar transaction with us or otherwise seek to influence or control us;



       - seek to negotiate or influence terms of employment of our employees or any collective bargaining agreement; or


       - disparage us or any of our officers, directors, shareholders or employees.


       Conversion of Preferred Stock. Pursuant to the terms of our charter, immediately prior to completion of this offering and as a part of the Pre-Offering Transactions, any shares of our Class A, Class B and Class D Preferred Stock not repurchased pursuant to the stock repurchase agreement will be converted into shares of common stock. The preferred stock will convert into common stock at a rate equal to the aggregate stated value of the preferred stock plus accrued dividends, divided by the initial public offering price. At an assumed initial public offering price of $18.00 per share, we will issue 1,528,276 shares of common stock upon conversion of our preferred stock.



       Warrants. Immediately prior to the completion of this offering, our warrantholders will exercise all outstanding warrants to purchase 2,096,160 shares of common stock at a nominal exercise price.



       Charter Amendment and Stock Split. In order to implement the above transactions, we will affect a 54.9827-for-one stock split of our common stock prior to the consummation of this offering and we will amend and restate our charter to provide for an authorized capitalization of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.


SHAREHOLDERS AGREEMENT

       We have entered into a shareholders agreement with our shareholders. Pursuant to this agreement, certain seats on our Board of Directors have historically been reserved for nominees of certain shareholders. We have agreed to take all necessary actions to cause the Board of Directors to be comprised of, subject to certain conditions, (1) two representatives nominated by Advent International Group and (2) one nominee of each of Capital Trust Investments, Ltd., Carl Kirkland, Robert E. Alderson, SSM Venture Partners, L.P. and Capital Resource Lenders II, L.P. The agreement will terminate upon consummation of this offering.

CONSULTING AGREEMENT


       In connection with our 1996 recapitalization, we entered into a consulting agreement with Robert E. Kirkland. Under the provisions of the consulting agreement, Mr. Kirkland provides consulting services and advice regarding purchasing and marketing of merchandise, leasing, store selection, operations, internal management and other matters. The agreement provides for an annual consulting fee of $679,000 and a term expiring in June 2003. The consulting agreement automatically terminates upon the occurrence of certain events, including our sale, a change of control or an initial public offering. Accordingly, Mr. Kirkland's consulting agreement will automatically terminate upon the completion of this offering. We do not intend to renew the consulting arrangement with Mr. Kirkland following this offering.

INVENTORY PURCHASES FROM SIGNIFICANT SHAREHOLDER


       We purchase inventory from a wholesaler previously owned by Robert E. Kirkland. See "Principal and Selling Shareholders." These purchases aggregated approximately $332,000 during fiscal 2001, $128,000 during fiscal 2000 and $237,000 during fiscal 1999. There were no purchases of inventory from this wholesaler during the quarter ended May 4, 2002.


INVENTORY PURCHASES FROM A FORMER AFFILIATE


       In past years we purchased inventory from a manufacturer of which Advent International Group was a significant shareholder until November 1999. These purchases aggregated approximately $5,000 during fiscal 2000 and $292,000 during fiscal 1999. We purchased no inventory from such manufacturer in fiscal 2001 and no longer purchase inventory from them. Advent International Group, which (through the Advent Funds) is one of our principal shareholders, used to be a significant shareholder of such manufacturer. Two of our directors, David M. Mussafer and John P. Oswald, were members of the Board of Directors of such manufacturer until November 1999. Mr. Mussafer and Mr. Oswald are also affiliated with certain of our principal shareholders. See "Principal and Selling Shareholders."


CHARTER OF AIRPLANES


       We rent aircraft for business travel from a company owned by Carl Kirkland. We spent $23,000 for the rental of aircraft from this company in fiscal 2001, $92,000 in fiscal 2000 and $63,000 in fiscal 1999. There were no such travel expenses incurred during the quarter ended May 4, 2002.


RELATIONSHIP WITH SUNTRUST ROBINSON HUMPHREY

       SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., is one of the underwriters in this offering and it or its predecessor firm, The Robinson-Humphrey Company, LLC, has from time to time provided us investment banking services, including services rendered in connection with our 1996 recapitalization, and may continue to provide such services in the future.

       We consider the terms of our transactions described in the preceding four paragraphs to be at arms length and reasonably equivalent to terms we could obtain through negotiations with an unaffiliated third party under similar economic conditions.

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

                       PRINCIPAL AND SELLING SHAREHOLDERS


       The following table sets forth certain information regarding the beneficial ownership of our common stock at May 31, 2002 (assuming that the Pre-Offering Transactions had occurred) by (i) each director and Named Executive Officer, (ii) each person known by us to beneficially own more than 5% of our common stock, (iii) each selling shareholder and (iv) all directors and executive officers as a group, both before and after giving effect to the sale of common stock in this offering. The number and percentage of shares outstanding after the offering assumes that the price per share of common stock sold in this offering is $18.00 per share and that 17,327,967 shares will be outstanding following the offering.



                                                                                     SHARES BENEFICIALLY OWNED
                                           NUMBER OF SHARES                              AFTER THE OFFERING
                                          BENEFICIALLY OWNED     SHARES TO BE SOLD   --------------------------
NAME                                     PRIOR TO THE OFFERING    IN THE OFFERING      NUMBER       PERCENTAGE
----                                     ---------------------   -----------------   -----------   ------------
Carl Kirkland(1).......................        1,598,697              472,939         1,125,758         6.5%
  c/o Kirkland's, Inc.
  805 N. Parkway
  Jackson, TN 38305
The Carl T. Kirkland Grantor Retained
  Annuity Trust 2001-1(2)..............        1,572,725                   --         1,572,725         9.1%
Robert E. Alderson(3)..................          645,393                   --           645,393         3.7%
  c/o Kirkland's, Inc.
  805 N. Parkway
  Jackson, TN 38305
The Allison Leigh Alderson Trust(4)....           55,093                   --            55,093           *
The Amy Katherine Alderson Trust(5)....           55,093                   --            55,093           *
Reynolds C. Faulkner...................          125,526                   --           125,526           *
H.R. Harvey............................               --                   --                --           *
C. Edmond Wise, Jr.....................               --                   --                --           *
David M. Mussafer(6)...................        3,976,826                   --         3,976,826        23.0%
  c/o Advent International Corporation
  75 State Street
  Boston, MA 02109
R. Wilson Orr, III(7)..................          562,375                   --           562,375         3.2%
  c/o SSM Venture Partners, L.P.
  845 Crossover Lane, Suite 140
  Memphis, TN 38117
John P. Oswald(8)......................          809,856               28,331           781,525         4.5%
  c/o CT/Kirkland Equity Partners, L.P.
  757 Fifth Avenue, 22nd Floor
  New York, NY 10017
Alexander S. McGrath(9)................          498,524              149,116           349,408         2.0%
Murray Spain...........................               --                   --                --           *
Advent International
  Group(10)(11)(12)....................        3,976,826                   --         3,976,826        23.0%
  75 State Street
  Boston, MA 02109
Capital Trust Investments, Ltd.(13)....           82,748               28,331            54,417           *
CT/Kirkland Equity Partners,
  L.P.(14).............................          727,108                   --           727,108         4.2%
  757 Fifth Avenue, 22nd Floor
  New York, NY 10017
R-H Capital Partners, L.P.(15).........          263,325                   --           263,325         1.5%
SSM Venture Partners, L.P.(16).........          562,375                   --           562,375         3.2%
  845 Crossover Lane, Suite 140
  Memphis, TN 38117
Crescent/Mach I Partners, L.P.(17).....           87,612                   --            87,612           *

                                                                                     SHARES BENEFICIALLY OWNED
                                           NUMBER OF SHARES                              AFTER THE OFFERING
                                          BENEFICIALLY OWNED     SHARES TO BE SOLD   --------------------------
NAME                                     PRIOR TO THE OFFERING    IN THE OFFERING      NUMBER       PERCENTAGE
----                                     ---------------------   -----------------   -----------   ------------
The Marlborough Capital Investment
  Fund, L.P.(18).......................          199,200               56,318           142,882           *
Robert E. Kirkland(19).................               --                   --                --           *
  760 Sanders Chapel Road
  Union City, TN 38261
Capital Resource Lenders II,
  L.P.(20).............................          498,524              149,116           349,408         2.0%
Allied Capital Corporation(21).........          398,841              119,296           279,545         1.6%
Joseph R. Hyde, III(22)................          265,365                   --           265,365         1.5%
All executive officers and directors as
  a group (10 persons)(23).............        8,217,197              650,386         7,566,811        43.7%


------------------------------

 *  Represents less than 1% of the outstanding shares of common stock.


 (1) Includes 212,945 shares of common stock issuable upon the exercise of warrants, 912,813 shares of common stock to be issued upon conversion of Class B Preferred Stock and Class D Preferred Stock and 472,939 shares of common stock to be issued upon exchange of Class C Preferred Stock. None of the shares subject to the underwriters' overallotment option are being offered by Mr. Kirkland.



 (2) Robert E. Alderson is the trustee of the trust, and as a result, he may be deemed to beneficially own the shares held by the trust. Mr. Alderson disclaims beneficial ownership of these shares. None of the shares subject to the underwriters' overallotment option are being offered by the trust.



 (3) Includes 325,168 shares of common stock and 320,225 shares of common stock to be issued upon conversion of Class B Preferred Stock. Excludes 602 shares of Class B Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. None of the shares subject to the underwriters' overallotment option are being offered by Mr. Alderson.



 (4) Allison Leigh Alderson is the daughter Robert E. Alderson. Carl Kirkland is the trustee of the trust, and as a result, he may be deemed to beneficially own the shares held by the trust. Mr. Kirkland disclaims beneficial ownership of these shares. If the underwriters' overallotment option is exercised in full, 27,778 of the shares owned by the trust will be sold, as a result of which the trust will own 27,315 shares of common stock, or 0.2% of the common stock then outstanding, following this offering.



 (5) Amy Katherine Alderson is the daughter Robert E. Alderson. Carl Kirkland is the trustee of the trust, and as a result, he may be deemed to beneficially own the shares held by the trust. Mr. Kirkland disclaims beneficial ownership of these shares. If the underwriters' overallotment option is exercised in full, 27,778 of the shares owned by the trust will be sold, as a result of which the trust will own 27,315 shares of common stock, or 0.2% of the common stock then outstanding, following this offering.



 (6) In its capacity as the manager of funds affiliated with Advent International Group, Advent International Corporation exercises sole voting and investment power with respect to the 3,300,282 shares of common stock, 503,361 shares of common stock issuable upon the exercise of warrants and 173,184 shares of common stock issuable upon the conversion of Class D Preferred Stock beneficially owned by the Advent Funds and, accordingly, Advent International Group may be deemed to beneficially own such shares. As a result, Mr. Mussafer, one of our directors and a Managing Director of Advent International Corporation, may be deemed to beneficially own these shares. Such beneficial ownership excludes 1,932,702 shares of Class A Preferred Stock and 9,922 shares of Class D Preferred Stock owned by the Advent Funds, which shares are being repurchased by us as part of the Pre-Offering Transactions. If the underwriters' overallotment option is exercised in full, 173,184 of the shares which may be deemed to be beneficially owned by Advent International Group will be sold, as a result of which Mr. Mussafer may be deemed to beneficially own 3,803,642 shares of common stock, or 22.0% of the common stock then outstanding, following this offering. Mr. Mussafer disclaims beneficial ownership of all shares held by the Advent Funds other than the 8,137 shares that are indirectly beneficially owned by Mr. Mussafer.



 (7) Mr. Orr may be deemed to beneficially own 459,051 shares of common stock, 72,082 shares of common stock issuable upon the exercise of warrants and 31,242 shares of common stock issuable upon conversion of Class D Preferred Stock held by SSM Venture Partners, L.P. Such beneficial ownership excludes 312,808 shares of Class A Preferred Stock and 127 shares of Class D Preferred Stock beneficially owned by SSM Venture Partners, L.P., which shares are being repurchased by us as part of the Pre-Offering Transactions. Mr. Orr, one of our directors, is a partner of SSM Corporation which is an affiliate of SSM Venture Partners, L.P. None of the shares subject to the underwriters' overallotment option are being offered by SSM Venture Partners, L.P.


 (8) Mr. Oswald may be deemed to beneficially own 82,748 shares of common stock issuable upon the exercise of warrants held by Capital Trust Investments, Ltd., 587,930 shares of common stock, 105,346 shares of common stock issuable upon the exercise of warrants and 33,832 shares of common stock issuable upon conversion of Class D Preferred Stock held by CT/Kirkland Equity Partners, L.P. Such beneficial ownership excludes 390,992 shares of Class A Preferred Stock and 599 shares of Class D Preferred Stock beneficially owned by CT/Kirkland Equity Partners, L.P., which shares are being repurchased by us as part of the Pre-Offering Transactions. Mr. Oswald, one of our directors, is a partner of CT Capital International which is an affiliate of Capital Trust Investments, Ltd. and CT/Kirkland Equity Partners, L.P. If the underwriters' overallotment option is exercised in full, 313,578 of the shares owned by CT/Kirkland Equity Partners, L.P. will be sold and 23,468 of the shares owned by Capital Trust Investments, Ltd. will be sold, as a result of which Mr. Oswald may be deemed to beneficially own 444,479 shares of common stock, or 2.6% of the common stock then outstanding, following this offering.



 (9) Mr. McGrath may be deemed to beneficially own 63,010 shares of common stock and 435,514 shares of common stock issuable upon the exercise of warrants held by Capital Resource Lenders II, L.P. Mr. McGrath, one of our directors, is a general partner of Capital Resource Partners II, L.P., the general partner of Capital Resource Lenders II, L.P. Such beneficial ownership excludes 1,146 shares of Class D Preferred Stock owned by Capital Resource Lenders II, L.P., which shares are being repurchased by us as part of the Pre-Offering Transactions. If the underwriters' overallotment option is exercised in full, 150,688 of the shares owned by Capital Resource Lenders II, L.P. will be sold, as a result of which Mr. McGrath may be deemed to beneficially own 198,720 shares of common stock, or 1.1% of the common stock then outstanding, following this offering.



(10) Includes 2,441,177 shares of common stock, 116,004 shares of common stock issuable upon conversion of Class D Preferred Stock and 368,820 shares of common stock issuable upon the exercise of warrants held by Global Private Equity Group II Limited Partnership. Excludes 1,355,238 shares of Class A Preferred Stock and 9,457 shares of Class D Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. David Mussafer, one of our directors, is an affiliate of Global Private Equity II Limited Partnership. See Note 6. If the underwriters' overallotment option is exercised in full, 116,004 of the shares beneficially owned by Global Private Equity II Limited Partnership will be sold, as a result of which it will beneficially own 2,809,997 shares of common stock, or 16.2% of the common stock then outstanding, following this offering.



(11) Includes 775,861 shares of common stock, 52,826 shares of common stock issuable upon conversion of Class D Preferred Stock and 121,840 shares of common stock issuable upon the exercise of warrants held by Advent Direct Investment Program Limited Partnership. Excludes 528,740 shares of Class A Preferred Stock and 214 shares of Class D Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. David Mussafer, one of our directors, is an affiliate of Advent Direct Investment Program Limited Partnership. See Note 6. If the underwriters' overallotment option is exercised in full, 52,826 of the shares beneficially owned by Advent Direct Investment Program Limited Partnership will be sold, as a result of which it will beneficially own 897,701 shares of common stock, or 5.2% of the common stock then outstanding, following this offering.



(12) Includes 83,243 shares of common stock, 4,354 shares of common stock issuable upon conversion of Class D Preferred Stock and 12,701 shares of common stock issuable upon the exercise of warrants held by Advent Partners Limited Partnership. Excludes 48,724 shares of Class A Preferred Stock and 251 shares of Class D Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. David Mussafer, one of our directors, is an affiliate of Advent Partners Limited Partnership. See Note 6. If the underwriters' overallotment option is exercised in full, 4,354 of the shares beneficially owned by Advent Partners Limited Partnership will be sold, as a result of which it will beneficially own 95,945 shares of common stock, or 0.6% of the common stock then outstanding, following this offering.



(13) Consists of 82,748 shares of common stock issuable upon the exercise of warrants. John Oswald, one of our directors, is an affiliate of Capital Trust Investments, Ltd. See Note 8. If the underwriters' overallotment option is exercised in full, 23,468 of the shares owned by Capital Trust Investments, Ltd. will be sold, as a result of which it will own 30,949 shares of common stock, or 0.2% of the common stock then outstanding.



(14) Includes 587,930 shares of common stock, 33,832 shares of common stock issuable upon conversion of Class D Preferred Stock and 105,346 shares of common stock issuable upon the exercise of warrants. Excludes 390,992 shares of Class A Preferred Stock and 599 shares of Class D Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. John Oswald, one of our directors, is an affiliate of CT/Kirkland Equity Partners, L.P. See Note 8. If the underwriters' overallotment option is exercised in full, 313,578 of the shares beneficially owned by CT/Kirkland Equity Partners, L.P. will be sold, as a result of which it will beneficially own 413,530 shares of common stock, or 2.4% of the common stock then outstanding, following this offering.



(15) Includes 214,927 shares of common stock, 14,639 shares of common stock issuable upon conversion of Class D Preferred Stock and 33,759 shares of common stock issuable upon the exercise of warrants. Excludes 146,472 shares of Class A Preferred Stock and 60 shares of Class D Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. If the underwriters' overallotment option is exercised in full, 113,564 of the shares beneficially owned by R-H Capital Partners, L.P. will be sold, as a result of which it will beneficially own 149,761 shares of common stock, or 0.9% of the common stock then outstanding, following this offering.



(16) Includes 459,051 shares of common stock, 31,242 shares of common stock issuable upon conversion of Class D Preferred Stock and 72,082 shares of common stock issuable upon the exercise of warrants. Excludes 312,808 shares of Class A Preferred Stock and 127 shares of Class D Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. R. Wilson Orr III, one of our directors, is an affiliate of SSM Venture Partners, L.P. See Note 7. None of the shares subject to the underwriters' overallotment option are being offered by SSM Venture Partners, L.P.



(17) Includes 71,533 shares of common stock, 4,863 shares of common stock issuable upon conversion of Class D Preferred Stock and 11,216 shares of common stock issuable upon the exercise of warrants. Excludes 48,724 shares of Class A Preferred Stock and 20 shares of Class D Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. If the underwriters' overallotment option is exercised in full, 37,784 of the shares beneficially owned by Crescent/Mach I Partners, L.P. will be sold, as a result of which it will beneficially own 49,828 shares of common stock, or 0.3% of the common stock then outstanding, following this offering.



(18) Consists of 24,522 shares of common stock and 174,678 shares of common stock issuable upon the exercise of warrants. Excludes 19,550 shares of Class A Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. If the underwriters' overallotment option is exercised in full, 61,620 of the shares owned by The Marlborough Capital Investment Fund, L.P. will be sold, as a result of which it will own 81,262 shares of common stock, or 0.5% of the common stock then outstanding, following this offering.



(19) Excludes 347,745 shares of Class B Preferred Stock and 1,353 shares of Class D Preferred Stock owned by Mr. Kirkland, which shares are being repurchased by us as part of the Pre-Offering Transactions. Also excludes 589,799 shares of common stock held by Mr. Kirkland as Trustee for the benefit of Mr. Kirkland, which shares are being repurchased by us as part of the Pre-Offering Transactions.



(20) Includes 63,010 shares of common stock and 435,514 shares of common stock issuable upon the exercise of warrants. Excludes 1,146 shares of Class D Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. Alexander McGrath, one of our directors, is an affiliate of Capital Resource Lenders II, L.P. See Note 9. If the underwriters' overallotment option is exercised in full, 150,688 of the shares owned by Capital Resource Lenders II, L.P. will be sold, as a result of which it will own 198,720 shares of common stock, or 1.1% of the common stock then outstanding, following this offering.



(21) Includes 50,419 shares of common stock and 348,422 shares of common stock issuable upon the exercise of warrants. Excludes 917 shares of Class D Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. If the underwriters' overallotment option is exercised in full, 120,559 of the shares owned by Allied Capital Corporation will be sold, as a result of which it will own 158,986 shares of common stock, or 0.9% of the common stock then outstanding, following this offering.



(22) Includes 216,192 shares of common stock, 14,259 shares of common stock issuable upon conversion of Class D Preferred Stock and 34,914 shares of common stock issuable upon the exercise of warrants. Excludes 146,622 shares of Class A Preferred Stock and 92 shares of Class D Preferred Stock being repurchased by us as part of the Pre-Offering Transactions. None of the shares subject to the underwriters' overallotment option are being offered by Mr. Hyde.



(23) Includes 4,860,967 shares of common stock, 1,411,996 shares of common stock issuable upon the exercise of warrants, 1,471,296 shares of common stock issuable upon the conversion of Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock, and 472,939 shares of common stock to be issued upon exchange of Class C Preferred Stock beneficially owned in the aggregate by our executive officers and our directors. Excludes 2,636,502 shares of Class A Preferred Stock, 602 shares of Class B Preferred Stock and 11,794 shares of Class D Preferred Stock beneficially owned in the aggregate by our executive officers and our directors, which shares are being repurchased by us as part of the Pre-Offering Transactions. If the underwriters' overallotment option is exercised in full, 660,918 of the shares subject thereto beneficially owned by our directors and our executive officers will be sold, as a result of which they will beneficially own 6,905,893 shares of common stock, or 39.9% of the common stock then outstanding, following this offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

       Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. Upon completion of this offering, there will be no preferred stock outstanding, as all of the outstanding preferred stock will be converted into shares of common stock or will be redeemed with a portion of the net proceeds of this offering. See "Use of Proceeds" and "Related Party Transactions - Pre-Offering Transactions."


       Upon the completion of this offering, there will be 17,327,967 shares of common stock issued and outstanding and 3,724,947 shares of common stock reserved for issuance under outstanding stock options and under our employee benefits plans, including 724,947 shares issuable upon the exercise of options that will be outstanding upon the completion of this offering. As of the date of this prospectus, we have 7,662,719 shares of common stock, warrants to purchase 2,096,160 shares of common stock, 3,007,630 shares of Class A Preferred Stock, 1,043,235 shares of Class B Preferred Stock, 558,893 shares of Class C Preferred Stock and 44,445 shares of Class D Preferred Stock issued and outstanding. Pursuant to the Pre-Offering Transactions which will take place immediately prior to completion of this offering, all outstanding shares of common stock will be split on a 54.9827-for-one basis. In addition, a portion of the outstanding shares of common stock, Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock and Class D Preferred Stock will be repurchased by us with proceeds from this offering. All remaining Class A, Class B and Class D Preferred Stock will be converted into 1,511,968 shares of common stock. All of our outstanding warrants will be exercised for common stock. All of the outstanding shares of the Class C Preferred Stock not repurchased by us will be exchanged for common stock immediately prior to completion of this offering or repurchased with a portion of our net proceeds of this offering. See "Use of Proceeds" and "Related Party Transactions - Pre-Offering Transactions."


COMMON STOCK

       The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. All holders of common stock are entitled to share equally in dividends declared on our common stock. See "Dividend Policy." Stock dividends may be paid on common stock, whether or not there are shares of preferred stock outstanding. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Kirkland's, after payment has been made to the holders of shares of preferred stock, if any, for the full amount to which they are entitled, the holders of the shares of common stock are entitled to share equally in the assets available for distribution.

       We and the selling shareholders are selling common stock in this offering. All currently outstanding shares of common stock are, and upon issuance, the shares of common stock being sold by us in this offering will be, duly authorized, validly issued, fully paid and non-assessable.

       The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. See "Risk Factors - Our charter and bylaw provisions and certain provisions of Tennessee law may make it difficult in some respects to cause a change in control of Kirkland's and replace incumbent management."

PREFERRED STOCK

       Pursuant to our amended and restated charter to be filed prior to the completion of this offering, the Board of Directors will be authorized, without further action by the shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series or classes and to establish the designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of preferred stock so issued. The issuance of shares of preferred stock could adversely affect the voting power and other rights of holders of common stock. Because the Board of Directors without shareholder action may fix the terms of the preferred stock, the preferred stock could be issued quickly with terms designed to defeat a proposed takeover of Kirkland's, or to make the removal of our management more difficult. The authority to issue preferred stock or rights to purchase preferred stock could be used to discourage a change in control of Kirkland's. Our management is not aware of any such threatened transaction to obtain control of Kirkland's, and the Board of Directors has no current plans to designate and issue any shares of preferred stock.

WARRANTS


       There are currently an aggregate of 2,096,160 warrants to purchase shares of common stock outstanding. All of these warrants are currently exercisable and their exercise price is $0.01 per share, subject to certain anti-dilution adjustment provisions. Prior to the consummation of this offering, all of our warrantholders will exercise all of their warrants. This offering will not trigger any of the anti-dilution adjustment provisions in the warrants. "See Related Party Transactions - Pre-Offering Transactions."


LIMITATION OF DIRECTORS' LIABILITY

       The charter provides that none of our directors will be personally liable to us or any of our shareholders for monetary damages for breach of any fiduciary duty except for liability arising from (i) any breach of a director's duty of loyalty to us or our shareholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (iii) any unlawful distributions. We believe this provision will assist us in securing and maintaining the services of qualified non-employee directors.

REGISTRATION RIGHTS


       Pursuant to a registration rights agreement, by and among us and our shareholders, the holders of 10,322,359 shares of our common stock will be entitled to register these shares under the Securities Act.


       Under the registration rights agreement, holders may demand that we file a registration statement under the Securities Act covering some or all of the holders' registrable securities. The registration rights agreement limits the number of demand registrations that we are required to make on behalf of the holders, and also requires a minimum anticipated price to the public of $5 million. In an underwritten offering, the managing underwriter has the right, subject to specified conditions, to limit the number of registrable securities if it is believed such registrations will exceed the number that can be sold at the desired price. In such a case, mezzanine warrantholders have priority in registration over other holders of registrable securities.

       In addition, holders have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to demand registration rights noted above or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities. Additionally, such piggyback registrations are subject to delay or termination of the registration. All shareholders with registration rights have waived their rights with respect to this offering.

       The holders also have unlimited rights to require us to register their shares on Form S-3 once we are eligible to use such form.

       In general, we will bear all fees, costs and expenses of registrations, other than underwriting discounts and commissions.

ANTI-TAKEOVER EFFECT OF CHARTER AND BYLAW PROVISIONS AND TENNESSEE LAWS

       Our charter and bylaws as well as Tennessee law contain various provisions intended to (i) promote stability of our shareholder base and (ii) render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, officers and

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

employees and adversely affect the independence and integrity of our business. A summary of these provisions of the charter, bylaws and Tennessee law is set forth below.

       Classified Board; Removal of Directors. Pursuant to the charter, our Board of Directors may consist of between three and 15 members, as determined from time to time by the Board of Directors. The directors will be divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by shareholders at an annual meeting of shareholders will be elected by a plurality of all votes cast at such annual meeting. Initially, the terms of office of the three classes of directors will expire, respectively, at the annual meeting of shareholders in 2003, 2004 and 2005. After the expiration of the terms of the initial classified Board of Directors, the terms of the successors of each of the three classes of directors will expire three years from the year of their respective election.

       The charter provides that except as otherwise provided for or fixed by or pursuant to an amendment to the charter setting forth the rights of the holders of any class or series of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our Board of Directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office until the next annual meeting of shareholders and until such director's successor is elected and qualified. At such next annual meeting, the shareholders shall elect a director to serve the remaining term of the newly created or vacated directorship and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting our Board of Directors will shorten the term of any incumbent director. Subject to the rights of holders of any preferred stock, any director may be removed from office only for cause and only after a finding of cause by a majority of the Board of Directors (excluding the director subject to removal) followed by the affirmative vote of the holders of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

       These provisions of the charter preclude a third party from removing incumbent directors and simultaneously gaining control of our Board of Directors by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Kirkland's.

       Special Shareholders' Meetings and Right to Act by Written Consent. The charter and the bylaws provide that a special meeting of shareholders may be called only by our Chairman or our President or upon a resolution adopted by a majority of the entire Board of Directors. Shareholders are not generally permitted to call, or to require that the Board of Directors call, a special meeting of shareholders pursuant to the terms of the charter. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by Kirkland's. Tennessee law provides that shareholders may act by written consent if all shareholders entitled to vote are parties to the written consent. The affirmative vote of the number of shares necessary to authorize shareholder action, evidenced by such written consent, constitutes the act of the shareholders.

       Procedures for Shareholder Nominations and Proposals. The bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors and to propose any new business at any annual meeting. Only persons nominated in accordance with our shareholder notice procedure are eligible to serve as directors, and only business brought before the annual meeting in accordance with our shareholder notice procedure may be conducted at the annual meeting. Under the shareholder notice procedure, notice of shareholder nominations and proposals for new business at the annual meeting must be delivered to our Secretary, subject to certain exceptions, not in less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting; provided, however that in the event the date of the annual meeting is more than 30 days before or more than

60 days after such anniversary date, notice by the shareholder must be received not earlier than the 90th day prior to the annual meeting and not later than the 60th day prior to the annual meeting or the 15th day following public announcement of such meeting. For nominations and proposals for any special meetings, the bylaws require notice not more than 90 days nor less than 60 days before the special meeting, or the 15th day following the day on which public announcement is first made of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The bylaws provide that notice to our Secretary with respect to any shareholder nomination or proposal must include certain information regarding the nominee, the proposal and the shareholder nominating a director or proposing business. According to the bylaws, the Chairman has the power to determine whether a shareholder nomination or proposal was brought in accordance with our shareholder notice procedure.

       By requiring advance notice of nominations by shareholders, our shareholder notice procedure affords the Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders about such qualifications. By requiring advance notice of other proposed business, our shareholder notice procedure provides a more orderly procedure for conducting annual meetings of shareholders and, to the extent deemed necessary or desirable by the Board of Directors, provides the Board of Directors with an opportunity to inform shareholders, prior to such meetings, of the Board of Directors' position regarding action to be taken with respect to such business, so that shareholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

       Although the bylaws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, the Chairman has the power to determine compliance with our shareholder notice procedure. The bylaws also may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Kirkland's and its shareholders.

       Amendment of Kirkland's Charter and Bylaws. The charter provides that, unless previously approved by the Board of Directors, the affirmative vote of at least 80% of all of our outstanding capital stock entitled to vote generally in the election of directors ("Voting Power"), voting together as a single class, would be required to (i) amend or repeal the provisions of the charter with respect to the election of directors and the right to call a special shareholders' meeting, (ii) adopt any provision inconsistent with such provisions and (iii) amend or repeal the provisions of the charter with respect to amendments to the charter or the bylaws. With the previous approval of the Board of Directors, a majority of the Voting Power is required to amend these charter provisions. In addition, the bylaws provide that the amendment or repeal by shareholders of any bylaws made by the Board of Directors would require the affirmative vote of at least 80% of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

       Tennessee Corporate Takeover Acts. Tennessee has enacted several corporate takeover acts for the purpose of protecting its substantial interest in domestic corporations conducting a significant amount of business within the state.

       Business Combination Act. Tennessee's Business Combination Act provides that a party (such party is called an "interested shareholder") owning 10% or more of the stock in a "resident domestic corporation" (which we are) cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10% or more of the resident domestic corporation, and
(ii) either (A) is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the Business Combination Act.

       These provisions apply unless one of two events occurs. A business combination with an entity can proceed without delay when approved by the target corporation's board of directors before that entity becomes an interested shareholder, or the resident domestic corporation may enact a charter amendment or bylaw to remove itself entirely from the Business Combination Act. This charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote. It may not take effect for at least two years after the vote. We have not adopted a charter or bylaw amendment removing us from coverage under the Business Combination Act.

       The Business Combination Act further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and bylaws removing their corporations from the Business Combination Act's coverage as long as the officers and directors act in "good faith belief" that the proposed business combination would adversely affect their corporation's employees, customers, suppliers or the communities in which their corporation operates and such factors are permitted to be considered by the board of directors under the applicable charter.

       Investor Protection Act. Tennessee's Investor Protection Act ("Investor Protection Act") applies to tender offers directed at corporations (called "offeree companies") that have "substantial assets" in Tennessee and that are either incorporated in or have a principal office in Tennessee. We satisfy both of these requirements. The Investor Protection Act requires an offeror making a tender offer for an offeree company to file with the Commissioner of Commerce and Insurance (the "Commissioner") a registration statement. When the offeror intends to gain control of the offeree company, the registration statement must indicate any plans the offeror has for the offeree. The Commissioner may require additional information material concerning the takeover offer and may call for hearings. The Investor Protection Act does not apply to an offer that the offeree company's board of directors recommends to shareholders.

       In addition to requiring the offeror to file a registration statement with the Commissioner, the Investor Protection Act requires the offeror and the offeree company to deliver to the Commissioner all solicitation materials used in connection with the tender offer. The Investor Protection Act prohibits "fraudulent, deceptive, or manipulative acts or practices" by either side, and gives the Commissioner standing to apply for equitable relief to the Chancery Court of Davidson County, Tennessee, or to any other chancery court having jurisdiction whenever it appears to the Commissioner that the offeror, the offeree company or any of its respective affiliates has engaged in or is about to engage in a violation of the Investor Protection Act. Upon proper showing, the chancery court may grant injunctive relief. The Investor Protection Act further provides civil and criminal penalties for violations.

       Greenmail Act. The Tennessee Greenmail Act ("Greenmail Act") applies to any corporation chartered under the laws of Tennessee that has a class of voting stock registered or traded on a national securities exchange or registered with the Securities and Exchange Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Greenmail Act provides that it is unlawful for any corporation or subsidiary to purchase, either directly or indirectly, any of its shares at a price above the market value, as defined in the Greenmail Act, from any person who holds more than 3% of the class of the securities purchased if such person has held such shares for less than two years, unless either the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock or the corporation makes an offer of at least equal value per share to all holders of shares of such class.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for the common stock is StockTrans, Inc.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there has been no public market for our securities. No predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of the common stock. Nevertheless, sales of a substantial number of such shares by existing shareholders or by shareholders purchasing in this offering or the perception that such sales may occur could have an adverse effect on the market price of the common stock.

SALE OF RESTRICTED SHARES


       Upon completion of this offering, we will have 17,327,967 shares of common stock outstanding. Of these shares, the 7,000,000 shares of common stock offered in this offering will be freely tradeable without restriction or further registration, except for shares purchased by our "affiliates" or our "underwriters" (as those terms are defined under the Securities Act), which will become eligible for sale in the public market subject to compliance with Rule 144 under the Securities Act. The remaining 10,327,967 outstanding shares of common stock (9,277,967 shares if the underwriters' overallotment option is exercised in full) will be restricted securities (the "Restricted Shares") and may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. All of the Restricted Shares will be subject to the 180-day "lock-up" agreements described below. Upon expiration of the lock-up agreements, 1,078,245 of the Restricted Shares will be eligible for sale immediately in the public market without restriction pursuant to Rule 144(k), and the remaining 9,249,722 Restricted Shares will be eligible for sale, subject to compliance with the volume limitations and manner of sale requirements of Rule 144. Holders of substantially all of these Restricted Shares have the right to require us to register the shares for sale under the Securities Act in certain circumstances and have the right to include those shares in a Kirkland's initiated registration. See "Description of Capital Stock - Registration Rights."


RULE 144

       In general, Rule 144 allows a person who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed our affiliates, to sell, within any three-month period, up to the number of Restricted Shares that does not exceed the greater of:

       - 1% of the then outstanding shares of common stock and

       - our average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

       A person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned his or her Restricted Shares for at least two years would be entitled to sell such Restricted Shares without regard to the volume limitations described above and certain other conditions of Rule 144.

LOCK-UP AGREEMENTS


       We and our executive officers, directors and all of the holders of our common stock before this offering (who will hold, in the aggregate, 59.6% of our common stock after this offering) have agreed, except in limited circumstances, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. See "Underwriting - No Sales of Similar Securities."


RULE 701

       Under Rule 701, any of our employees, officers or directors or consultants who purchased shares pursuant to a written compensatory plan or contract, including our 1996 Executive Incentive and Non-Qualified Stock Option Plan and our 2002 Equity Incentive Plan, who is not our affiliate, is entitled to sell such shares without having to comply with the public information, holding period, volume limitation or

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


notice provisions of Rule 144 commencing 90 days after the date of effectiveness (the "Effective Date") of the registration statement of which this prospectus is a part. In addition, under Rule 701, any of our affiliates who purchased shares pursuant to a written compensatory plan or contract is entitled to sell such shares without having to comply with the Rule 144 holding period restrictions commencing 90 days after the Effective Date, subject to the "lock-up" agreements described above.


OPTION GRANTS/S-8 REGISTRATION STATEMENT


       The 219,106 shares underlying certain options which will be exercisable upon completion of this offering will also, upon exercise of the options, become eligible for sale subject to the applicable "lock-up" agreements, as described above, and compliance with Rule 144. An additional 505,841 shares underlying options which will become exercisable periodically beginning in November 2002 will become eligible for sale subject to compliance with Rule 144. In addition, we may issue up to 3,000,000 additional shares of common stock pursuant to our 2002 Equity Incentive Plan and our Employee Stock Purchase Plan. See
"Management - Employee Benefit Plans." We intend to file one or more registration statements under the Securities Act to register common stock to be issued pursuant to these plans, which would allow the shares issued thereunder to be freely tradeable without restriction or further registration, except for shares purchased by our "affiliates" or our "underwriters."

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

       The following is a general discussion of the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

       - an individual who is a citizen or resident of the United States;

       - a corporation or partnership (or entity classified as a corporation or partnership for such purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

       - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

       - a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person" for such purposes.

       This discussion does not consider:

       - U.S. state and local or non-U.S. tax consequences;

       - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership or trust that the United States federal income tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

       - the United States federal income tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

       - special United States federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; and

       - special United States federal income tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

       The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the United States federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

       We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold a United States federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

       Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, that are attributable to a permanent establishment in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

       In order to claim the benefit of an applicable income tax treaty to either reduce the withholding tax, or eliminate it because the dividend is attributable to a US permanent establishment, a non-U.S. holder will be required to satisfy applicable certification and other requirements. However,

       - in the case of our common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide us certain information;

       - if you hold our common stock through an intermediary (as defined in the Treasury regulations, the certification requirement may be applied to you, and not to the intermediary, and the intermediary may be obligated to provide us certain information;

       - in the case of our common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the applicable U.S. Treasury regulations; and

       - look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

       A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

       If we withhold tax on dividends at 30%, but you are a non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

       A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

       - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

       - the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

       - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

       Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

       However, even if we are or have been a U.S. real property holding corporation, a non-U.S. holder which did not beneficially own, directly or indirectly, more than 5% of the total fair market value of our common stock at any time during the shorter of the five-year period ending on the date of disposition or the period that our common stock was held by the non-U.S. holder (a "non-5% holder") and which is not otherwise taxed under any other circumstances described above, generally will not be taxed on any gain realized on the disposition of our common stock if, at any time during the calendar year of the disposition, our common stock was regularly traded on an established securities market within the meaning of the applicable U.S. Treasury regulations.

FEDERAL ESTATE TAX

       Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

       Dividends paid to you may be subject to information reporting and United States backup withholding tax. If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption. If you are a U.S. Holder, you will be exempt from back up withholding if you provide a completed and executed form W-9 and the IRS has not advised us that you are subject to back up withholding, or you meet certain other exemptions from back up withholding.

       The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding tax. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

       - is a United States person;

       - derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

       - is a "controlled foreign corporation" for United States federal income tax purposes; or

       - is a foreign partnership, if at any time during its tax year:

              - one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

              - the foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

       If you receive payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you are a non-US person and provide a Form W-8BEN certifying that you are a non-U.S. person or you are a US person and you provide a completed and executed Form W-9, and the IRS has not advised us that you are subject to back up withholding, or you otherwise establish an exemption.

       You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

                                  UNDERWRITING

       We intend to offer the shares in the U.S. and Canada through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp., SunTrust Capital Markets, Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of shares listed opposite their names below.

                                                                NUMBER
                                                UNDERWRITERS   OF SHARES
                                                ------------   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
CIBC World Markets Corp. ...................................
SunTrust Capital Markets, Inc. .............................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                               --------
             Total..........................................
                                                               ========

       The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

       We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at
that price less a concession not in excess of $     per share. The underwriters
may allow, and the dealers may reallow, a discount not in excess of $     per
share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

       The following table shows the public offering price, underwriting discount and proceeds before expenses to Kirkland's and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.


                                             PER SHARE   WITHOUT OPTION   WITH OPTION
                                             ---------   --------------   -----------
Public offering price......................     $            $               $
Underwriting discount......................     $            $               $
Proceeds, before expenses, to Kirkland's...     $            $               $
Proceeds, before expenses, to the selling
  shareholders.............................     $            $               $



       The expenses of the offering, not including the underwriting discount, are estimated at $1,400,000 and are payable by Kirkland's.

OVERALLOTMENT OPTION


       The selling shareholders have granted an option to the underwriters to purchase up to 1,050,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.


RESERVED SHARES

       At our request, the underwriters have reserved for sale, at the initial public offering price, up to 700,000 shares offered by this prospectus for sale to some of our directors, officers, employees and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

       We, our executive officers and directors and all of our existing shareholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

       - offer, pledge, sell or contract to sell any common stock,

       - sell any option or contract to purchase any common stock,

       - purchase any option or contract to sell any common stock,

       - grant any option, right or warrant for the sale of any common stock,

       - lend or otherwise dispose of or transfer any common stock,

       - request or demand that we file a registration statement related to the common stock, or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

       Merrill Lynch has informed us that while it does not currently expect to release the entities or persons bound by the lock-up arrangements, including affiliates, prior to the end of the lock-up period, it retains the right to do so at any time without notice at its sole discretion.

       The release of any lockup by Merrill Lynch is considered on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, and whether the person or entity seeking the release is us or one of our affiliates, shareholders, executive officers or directors.

QUOTATION ON THE NASDAQ NATIONAL MARKET


       Our common stock has been approved for listing on the Nasdaq National Market under the symbol "KIRK."

       Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

       - the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

       - our financial information,

       - the history of, and the prospects for, our company and the industry in which we compete,

       - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

       - the present state of our development, and

       - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

       An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

       The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

NASD REGULATIONS

     Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch has agreed to act as qualified independent underwriter for the offering. The price of the shares will be no higher than that recommended by Merrill Lynch.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

       Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

       In connection with the offering, the underwriters may make short sales of the issuer's shares and may purchase the issuer's shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

       "Covered" short sales are sales made in an amount not greater than the underwriters' "overallotment" option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option.

       "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

       Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market of our stock or preventing or retarding a decline in the market price of our stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

       The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

       Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

INTERNET DISTRIBUTION

       Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

OTHER RELATIONSHIPS

       SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., or its predecessor firm, The Robinson-Humphrey Company, LLC, has from time to time provided us with investment banking services, including services rendered in connection with our 1996 recapitalization, and may continue to provide such services in the future.

                                 LEGAL MATTERS

       The validity of the shares of common stock offered hereby is being passed upon for us by Baker, Donelson, Bearman & Caldwell, a Professional Corporation, and certain other matters will be passed upon for us by Pepper Hamilton LLP. The underwriters are being represented by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations). Pepper Hamilton LLP and Fried, Frank, Harris, Shriver & Jacobson will rely upon Baker, Donelson, Bearman & Caldwell with respect to matters governed by Tennessee law.

                                    EXPERTS


       The consolidated balance sheets of Kirkland's as of February 2, 2002, February 3, 2001 and December 31, 2000, and the related consolidated statements of operations, changes in shareholders' deficit and cash flows for the year ended February 2, 2002, the 34 days ended February 3, 2001 and each of the two years in the period ended December 31, 2000, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report (which includes an explanatory paragraph related to the restatement of the 2001 financial statements described in Note 16 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION


       We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the shares of common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (731) 668-2444 or by mail to: Kirkland's, Inc., 805 N. Parkway, Jackson, TN 38305, Attention:
General Counsel.


       Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above. We intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants.

                         INDEX TO FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of the Independent Accountants.......................   F-2
Consolidated Statements of Operations for the years ended
  December 31, 1999 and 2000, 34 days ended February 3,
  2001, year ended February 2, 2002 and quarters ended May
  5, 2001 and May 4, 2002...................................   F-3
Consolidated Balance Sheets as of December 31, 2000,
  February 3, 2001, February 2, 2002 and May 4, 2002........   F-4
Consolidated Statements of Changes in Shareholders' Deficit
  for the years ended December 31, 1999 and 2000, 34 days
  ended February 3, 2001, year ended February 2, 2002 and
  quarter ended May 4, 2002.................................   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1999 and 2000, 34 days ended February 3,
  2001, year ended February 2, 2002 and quarters ended May
  5, 2001 and May 4, 2002...................................   F-6
Notes to Consolidated Financial Statements..................   F-7

                     REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Kirkland's, Inc.


       The stock split described in Note 14 to the consolidated financial statements has not been consummated at June 21, 2002. When it has been consummated, we will be in a position to furnish the following report:



       "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of Kirkland's, Inc. at December 31, 2000, February 3, 2001, and February 2, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, the 34 days ended February 3, 2001, and the year ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     As indicated in Note 16, the Company's financial statements for 2001 have been restated to reflect non-cash expenses related to the determination of fair value for the Company's common stock."


PricewaterhouseCoopers LLP
Memphis, TN

April 19, 2002, except for Note 13

as to which the date is May 31, 2002,


Note 14 as to which the date is           , 2002, and


Note 16 as to which the date is June 20, 2002

                                KIRKLAND'S, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)


                                          YEAR ENDED
                                  ---------------------------   34 DAYS ENDED   YEAR ENDED
                                  DECEMBER 31,   DECEMBER 31,    FEBRUARY 3,    FEBRUARY 2,   QUARTER ENDED   QUARTER ENDED
                                      1999           2000           2001           2002        MAY 5, 2001     MAY 4, 2002
                                  ------------   ------------   -------------   -----------   -------------   -------------
                                                                                               (UNAUDITED)     (UNAUDITED)
Net sales.......................   $  236,622     $  259,240     $   23,875     $  307,213     $   55,961      $   66,184
Cost of sales...................      154,104        172,226         18,990        200,063         40,447          43,976
                                   ----------     ----------     ----------     ----------     ----------      ----------
 Gross profit...................       82,518         87,014          4,885        107,150         15,514          22,208
Operating expenses:
 Other operating expenses.......       57,894         67,422          7,388         71,993         15,654          17,164
 Depreciation and
   amortization.................        5,969          6,522            517          6,370          1,372           1,653
 Non-cash stock compensation
   charge.......................           --             --             --          1,220             --             812
                                   ----------     ----------     ----------     ----------     ----------      ----------
   Total operating expenses.....       63,863         73,944          7,905         79,583         17,026          19,629
 Operating income (loss)........       18,655         13,070         (3,020)        27,567         (1,512)          2,579
Interest expense:
 Senior, subordinated and other
   notes payable................       10,232         11,221          1,043          9,759          2,607           1,486
 Class C Preferred Stock........        1,647          1,850            154          2,007            499             544
 Amortization of debt issue
   costs........................        1,307          1,305             84          1,308            252             366
 Accretion of common stock
   warrants.....................           --             --             --         11,315             --              --
                                   ----------     ----------     ----------     ----------     ----------      ----------
   Total interest expense.......       13,186         14,376          1,281         24,389          3,358           2,396
Interest income.................          (27)            (1)            --           (278)            --             (67)
Offering and financing costs
 (Note 1).......................          852            782             --             --
Other income....................         (222)          (199)           (26)          (109)           (30)            (37)
Other expenses..................           --             --             --             --             --              44
                                   ----------     ----------     ----------     ----------     ----------      ----------
 Income (loss) before income
   taxes........................        4,866         (1,888)        (4,275)         3,565         (4,840)            243
Income tax provision
 (benefit)......................          807           (573)        (1,619)         1,782         (2,115)            100
                                   ----------     ----------     ----------     ----------     ----------      ----------
 Net income (loss)..............        4,059         (1,315)        (2,656)         1,783         (2,725)            143
Accretion of redeemable
 preferred stock and dividends
 accrued........................       (5,053)        (6,555)          (778)        (6,439)        (1,931)         (1,311)
                                   ----------     ----------     ----------     ----------     ----------      ----------
Net loss allocable to common
 shareholders...................   $     (994)    $   (7,870)    $   (3,434)    $   (4,656)    $   (4,656)     $   (1,168)
                                   ==========     ==========     ==========     ==========     ==========      ==========
Loss per common share:
 Basic..........................   $    (0.20)    $    (1.30)    $    (0.46)    $    (0.62)    $    (0.62)     $    (0.16)
                                   ==========     ==========     ==========     ==========     ==========      ==========
 Diluted........................   $    (0.20)    $    (1.30)    $    (0.46)    $    (0.62)    $    (0.62)     $    (0.16)
                                   ==========     ==========     ==========     ==========     ==========      ==========
Weighted average number of
 common shares outstanding:
 Basic..........................    5,063,938      6,052,715      7,518,939      7,521,093      7,518,939       7,532,964
                                   ==========     ==========     ==========     ==========     ==========      ==========
 Diluted........................    5,063,938      6,052,715      7,518,939      7,521,093      7,518,939       7,532,964
                                   ==========     ==========     ==========     ==========     ==========      ==========
Pro Forma Earnings Per Share
 (unaudited) (Note 15):
 Earnings per common share:
   Basic........................                                                $     0.71                     $     0.07
                                                                                ==========                     ==========
   Diluted......................                                                $     0.70                     $     0.06
                                                                                ==========                     ==========
 Weighted average number of
   common shares outstanding:
   Basic........................                                                17,186,340                     17,198,211
                                                                                ==========                     ==========
   Diluted......................                                                17,554,991                     17,992,868
                                                                                ==========                     ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                                KIRKLAND'S, INC.

                          CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


                                                                                                   PRO FORMA
                                                                                                     AS OF
                                                                                                    MAY 4,
                                         DECEMBER 31,   FEBRUARY 3,   FEBRUARY 2,     MAY 4,         2002
                                             2000          2001          2002          2002        (NOTE 15)
                                         ------------   -----------   -----------   -----------   -----------
                                                                                    (UNAUDITED)   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............    $ 28,156      $ 26,914      $  29,751     $  23,111     $  23,111
  Inventories..........................      47,993        45,330         32,763        36,805        36,805
  Prepaid expenses and other current
     assets............................       1,999         2,006          1,902         2,502         2,502
  Income taxes receivable..............          --            --             69           523           523
  Deferred income taxes................       2,139         1,371          1,375         1,375         1,375
                                           --------      --------      ---------     ---------     ---------
     Total current assets..............      80,287        75,621         65,860        64,316        64,316
Property and equipment, net............      26,047        25,682         23,748        23,819        23,819
Noncurrent deferred income taxes.......       4,210         6,597          5,303         1,008         1,008
Debt issue costs, net..................       1,345         1,261            757           566           566
Goodwill, net..........................       1,472         1,465          1,382         1,382         1,382
Other assets...........................          21            14             --            --            --
                                           --------      --------      ---------     ---------     ---------
     Total assets......................    $113,382      $110,640      $  97,050     $  91,091     $  91,091
                                           ========      ========      =========     =========     =========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Current maturities of long-term
     debt..............................    $  9,167      $  9,167      $  38,177     $   2,250     $   2,250
  Revolving line of credit.............      20,000        20,000             --            --            --
  Accounts payable.....................      19,072        19,110         12,530        11,429        11,429
  Income taxes payable.................         100           114             --            --            --
  Accrued expenses.....................      14,242        14,075         22,569        21,087        21,087
                                           --------      --------      ---------     ---------     ---------
     Total current liabilities.........      62,581        62,466         73,276        34,766        34,766
                                           --------      --------      ---------     ---------     ---------
Long-term debt:
  Senior credit facility...............      38,177        38,177             --        34,927        34,927
  Subordinated debt....................      19,894        19,897         19,940        19,951        19,951
  Mandatorily redeemable preferred
     stock (Class C)...................      17,122        17,122         17,122        17,122         9,205
Other liabilities......................       1,558         1,584          2,198         2,245         2,245
Common stock warrants..................          --            --         11,315            --            --
Commitments and Contingencies, note 10
Redeemable convertible preferred stock,
  no par value:
  Class D..............................      20,680        20,879         21,464        21,785            --
  Class A..............................      45,460        45,890         47,089        47,773            --
  Class B..............................      15,769        15,918         16,741        17,047            --
Shareholders' deficit:
  Common stock, at stated value;
     5,075,233 7,518,939, 7,531,585 and
     7,657,111 shares issued and
     outstanding at December 31, 2000,
     February 3, 2001, February 2, 2002
     and May 4, 2002 respectively......         229           229            229           229           229
  Additional paid-in capital...........          --            --             --         7,644       103,454
  Loan to shareholder..................          --            --             --          (217)         (217)
  Accumulated deficit..................    (108,088)     (111,522)      (112,324)     (112,181)     (112,181)
                                           --------      --------      ---------     ---------     ---------
     Total liabilities, redeemable
       preferred stock, and
       shareholders' deficit...........    $113,382      $110,640      $  97,050     $  91,091     $  91,091
                                           ========      ========      =========     =========     =========


  The accompanying notes are an integral part of these consolidated financial statements.

                                KIRKLAND'S, INC.

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


                                          COMMON STOCK
                                       ------------------     ADDITIONAL        LOAN TO     ACCUMULATED
                                        SHARES     AMOUNT   PAID IN CAPITAL   SHAREHOLDER     DEFICIT
                                       ---------   ------   ---------------   -----------   -----------
Balance at December 31, 1998.........  5,063,907    $229        $    --          $  --       $ (99,224)
Accretion of redeemable preferred
  stock and dividends accrued........                                                           (5,053)
Issuance of common stock.............     11,326
Net income...........................                                                            4,059
                                       ---------    ----        -------          -----       ---------
Balance at December 31, 1999.........  5,075,233     229             --             --        (100,218)
Accretion of redeemable preferred
  stock and dividends accrued........                                                           (6,555)
Issuance of common stock (see Note
  2).................................  2,443,706
Net loss.............................                                                           (1,315)
                                       ---------    ----        -------          -----       ---------
Balance at December 31, 2000.........  7,518,939     229             --             --        (108,088)
Accretion of redeemable preferred
  stock and dividends accrued........                                                             (778)
Net loss.............................                                                           (2,656)
                                       ---------    ----        -------          -----       ---------
Balance at February 3, 2001..........  7,518,939     229             --             --        (111,522)
Fair value adjustment for dividend
  rate change on preferred stock (see
  Note 6)............................                                                            3,832
Accretion of redeemable preferred
  stock and dividends accrued........                               (22)                        (6,417)
Exercise of stock options............     12,646                     22
Net income...........................                                                            1,783
                                       ---------    ----        -------          -----       ---------
Balance at February 2, 2002..........  7,531,585     229             --             --        (112,324)
Reclassification of common stock
  warrants to equity (see Note 6)
  (unaudited)........................                             7,020
Accretion of redeemable preferred
  stock and dividends accrued
  (unaudited)........................                            (1,311)
Exercise of stock options
  (unaudited)........................    125,526      --          1,935           (217)             --
Net income (unaudited)...............                                                              143
                                       ---------    ----        -------          -----       ---------
Balance at May 4, 2002 (unaudited)...  7,657,111    $229        $ 7,644          $(217)      $(112,181)
                                       =========    ====        =======          =====       =========


  The accompanying notes are an integral part of these consolidated financial statements.

                                KIRKLAND'S, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                              YEAR ENDED
                                      ---------------------------   34 DAYS ENDED   YEAR ENDED    QUARTER ENDED    QUARTER ENDED
                                      DECEMBER 31,   DECEMBER 31,    FEBRUARY 3,    FEBRUARY 2,       MAY 5,           MAY 4,
                                          1999           2000           2001           2002            2001             2002
                                      ------------   ------------   -------------   -----------   --------------   --------------
                                                                                                   (UNAUDITED)      (UNAUDITED)
Cash flows from operating
 activities:
 Net income (loss)..................    $  4,059       $(1,315)        $(2,656)      $  1,783        $ (2,725)        $   143
 Adjustments to reconcile net income
   (loss) to net cash provided by
   (used in) operating activities:
 Depreciation of property and
   equipment........................       5,892         6,439             510          6,287           1,352           1,653
 Amortization of debt issue costs,
   debt discount and goodwill.......       1,384         1,430              94          1,434             283             377
 Non-cash stock compensation
   charge...........................          --            --              --          1,220              --             812
 Loss on disposal of property and
   equipment........................          --            21              --            371              39              61
 Accretion of common stock
   warrants.........................                        --              --         11,315              --              --
 Write-off of debt issue costs......          --           782              --             --              --              --
 Write-off of offering costs........         852            --              --             --              --              --
 Deferred tax expense (benefit).....      (2,385)       (1,015)         (1,619)         1,290              --              --
 Changes in assets and liabilities:
   Inventories......................      (5,091)       (6,146)          2,663         12,567           2,985          (4,042)
   Prepaid expenses and other
     current assets.................        (593)         (179)             (7)           104               4            (600)
   Other noncurrent assets..........         (15)           --               7             14              --              --
   Accounts payable.................       6,405         1,369              38         (6,580)        (11,324)         (1,101)
   Income taxes payable.............         206        (2,591)             14           (183)         (2,392)           (454)
   Accrued expenses and other
     noncurrent liabilities.........       2,231         2,541            (141)         7,888             (56)           (529)
                                        --------       -------         -------       --------        --------         -------
     Net cash provided by (used in)
       operating activities.........      12,945         1,336          (1,097)        37,510         (11,834)         (3,680)
                                        --------       -------         -------       --------        --------         -------
Cash flows from investing
 activities:
 Proceeds from sale of property and
   equipment........................          --            60              --             --              --              --
 Capital expenditures...............     (10,825)       (6,041)           (145)        (4,724)         (1,406)         (1,785)
                                        --------       -------         -------       --------        --------         -------
     Net cash used in investing
       activities...................     (10,825)       (5,981)           (145)        (4,724)         (1,406)         (1,785)
                                        --------       -------         -------       --------        --------         -------
Cash flows from financing
 activities:
 Net borrowings (repayments) on
   revolving line of credit.........      (7,000)       20,000              --        (20,000)             --              --
 Proceeds from issuance of
   short-term debt..................       7,500            --              --             --              --              --
 Proceeds from issuance of long-term
   debt.............................       2,500            --              --             --              --              --
 Debt issue and offering costs......        (595)         (881)             --           (804)             --            (175)
 Principal payments on long-term
   debt.............................      (5,775)       (6,648)             --         (9,167)           (954)         (1,000)
 Proceeds from equity contribution,
   net of issue costs...............          --         7,384              --             --              --              --
 Exercise of options................          --            --              --             22              --              --
                                        --------       -------         -------       --------        --------         -------
     Net cash (used in) provided by
       financing activities.........      (3,370)       19,855              --        (29,949)           (954)         (1,175)
                                        --------       -------         -------       --------        --------         -------
 Cash and cash equivalents
     Net (decrease) increase........      (1,250)       15,210          (1,242)         2,837         (14,194)         (6,640)
     Beginning of period............      14,196        12,946          28,156         26,914          26,914          29,751
                                        --------       -------         -------       --------        --------         -------
     End of period..................    $ 12,946       $28,156         $26,914       $ 29,751        $ 12,720         $23,111
                                        ========       =======         =======       ========        ========         =======
Supplemental disclosures:
 Interest paid......................    $ 10,211       $10,992              --       $  7,298        $  1,844         $   771
                                        ========       =======         =======       ========        ========         =======
 Income taxes paid..................    $  3,132       $ 3,033         $   (16)      $    613        $    278         $   616
                                        ========       =======         =======       ========        ========         =======


  The accompanying notes are an integral part of these consolidated financial statements.

                                KIRKLAND'S, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

       Kirkland's, Inc. (the "Company") is a leading specialty retailer of home decor with stores in 28 states.

       The consolidated financial statements of the Company include the accounts of Kirkland's, Inc. and its wholly owned subsidiaries Kirkland's Stores, Inc. and kirklands.com, inc. Significant intercompany accounts and transactions have been eliminated.

       Fiscal Year - Effective January 1, 2001, the Company elected to change its fiscal year from a calendar basis to a 52/53-week year ending on the Saturday closest to January 31. The 34-day transition period ended February 3, 2001 is presented separately in these consolidated financial statements. Unless specifically indicated otherwise, any reference herein to "1999" and "2000" or "Fiscal 1999" and "Fiscal 2000" relates to as of or for the years ended December 31, 1999 and 2000, respectively. Any reference to "2001" or "Fiscal 2001" relates to as of or for the year ended February 2, 2002.


       Interim Data - The accompanying interim financial data as of May 4, 2002 and for the quarters ended May 5, 2001 and May 4, 2002 and the pro forma financial data as of May 4, 2002 are unaudited; however, in the opinion of management, the interim data and pro forma data have been prepared on a basis consistent with the audited consolidated financial statements and reflect all adjustments (consisting of only normal recurring accruals) which, in the opinion of management, are necessary for a fair statement of the results for the interim periods. The statements should be read in conjunction with the notes to the consolidated financial statements for the fiscal year ended February 2, 2002.


       Cash Equivalents - Cash equivalents consist of investments with maturities of 90 days or less at the date of purchase.

       Inventories - Inventories are stated at the lower of cost or market with cost being determined using the average cost method which approximates current cost.

       Property and Equipment - Property and equipment are stated at cost. Tenant allowances provided by the lessors for reimbursement of construction costs incurred in connection with store openings and remodelings are recorded as reductions to the basis of the respective tenant improvements. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets. Furniture, fixtures and equipment are depreciated over 5-7 years. Buildings are depreciated over 40 years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Maintenance and repairs are expensed as incurred and improvements are capitalized.


       Debt Issue Costs - Debt issue costs are amortized using the straight-line method over the life of the debt and are shown net of accumulated amortization of $5,224,000 at December 31, 2000, $4,702,000 at February 3, 2001 and
$3,676,000 at February 2, 2002. Amortization of debt issue costs is included in interest expense in the consolidated statements of operations.


       Goodwill - During 1998, the Company purchased 100% of the stock of Briar Patch Management Corporation ("Briar Patch"). In connection with this purchase, the Company recorded goodwill in the amount of the excess of the purchase price over the fair market value of the net assets of Briar Patch. The goodwill is being amortized on a straight-line basis over 20 years. The Company recorded amortization expense of $79,000 for December 31, 1999, $83,000 at both December 31, 2000 and February 2, 2002, and $7,000 for the 34-day period ended February 3, 2001.

       Long-Lived Assets - The Company periodically reviews the recoverability of property and equipment, goodwill, and other long-lived assets whenever an event or change in circumstances indicates the carrying amount of an asset or group of store-level assets may not be recoverable. The impairment review includes comparison of future cash flows expected to be generated by the asset or group of assets

                                KIRKLAND'S, INC.

with their associated carrying value. If the carrying value of the asset or group of store-level assets exceeds the expected cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent the carrying amount of the asset exceeds its fair value. The Company recorded an impairment of $103,000 and $82,000 at December 31, 2000 and February 2, 2002, respectively, which represents the remaining carrying value of these assets, relating to the leasehold improvements of stores anticipated to be closed. Other assets, consisting of computer equipment, furniture and fixtures, with carrying values of $124,000 and $146,000 were not considered to be impaired. This charge is included in depreciation and amortization on the consolidated statement of operations.

       Cost of Sales - Cost of sales includes cost of product sold, freight, store occupancy and central distribution costs.

       Other Operating Expenses - Other operating expenses consist primarily of store compensation costs, corporate salaries, insurance, advertising, property taxes, losses on disposal of assets and various other store and corporate expenses.

       Other Income - Other income consists of sales tax rebates of $120,000, $125,000 and $91,000 for fiscal years 1999, 2000 and 2001, respectively, and $26,000 for the 34-day period ended February 3, 2001, and other miscellaneous income of $102,000, $74,000 and $18,000 for fiscal years 1999, 2000 and 2001, respectively. There were no other miscellaneous income items for the 34-day period ended February 3, 2001.

       Offering and Financing Costs - During 2000, the Company expensed offering and financing costs on the Company's statement of operations of $782,000 for costs related to a refinancing effort that was not consummated. Additionally, during 1999, the Company indefinitely postponed plans for an offering of its common stock resulting in an expense of $852,000 for costs previously anticipated to be deducted from the proceeds of the offering.

       Preopening Expenses - Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

       Advertising Expenses - Advertising costs are expensed as incurred. Advertising expense, including lease-required advertising, was $1,553,000, $2,595,000 and $3,743,000 for fiscal years 1999, 2000 and 2001, respectively, and $402,000 for the 34-day period ended February 3, 2001.

       Internally Developed Software Costs - Costs related to development of internal use software, other than those incurred during the application development stage, are expensed as incurred. Costs incurred during the application development stage have not been material.

       Income Taxes - Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.


       Authorized Capital - At February 2, 2002, the authorized capital of the Company consisted of 27,491,350 shares of common stock; 3,100,000 shares of Class A Preferred Stock; 1,100,000 shares of Class B Preferred Stock; 600,000 shares of Class C Preferred Stock; and 75,000 shares of Class D Preferred Stock. See Notes 2 and 6 for a description of the terms of each issue.



       Stock Options and Warrants - The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock compensation plans. Compensation cost on stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the exercise price. The Company has provided pro forma disclosures of net income as if the fair value based method of accounting for the plan, as prescribed by Statement of

                                KIRKLAND'S, INC.

Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, had been applied (see Note 8).

       The fair value of detachable put warrants is initially recorded as a discount to the related debt and is amortized to interest expense, using the straight-line method which approximates the effective interest method, over the term of the related debt. The put warrants are adjusted to their current fair value at each balance sheet date.

       Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Insurance Reserves - Workers' compensation, general liability and employee medical insurance programs are partially self-insured. It is the Company's policy to record its self-insurance liability using estimates of claims incurred but not yet reported or paid, based on historical trends. Actual results can vary from estimates for many reasons, including, among others, inflation rates, claim settlement patterns, litigation trends and legal interpretations.

       Fair Value of Financial Instruments - At December 31, 2000, February 3, 2001 and February 2, 2002, the Company did not have any outstanding financial derivative instruments. Financial instruments include cash, accounts payable, a revolving credit agreement and long-term debt. The carrying amounts of these financial instruments, except for long-term debt, approximate fair value because of their short maturities. Long-term debt approximates fair value based on the short periods of interest rate repricing for variable rate long-term debt and estimates based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities for fixed rate long-term debt.

       Non-cash Supplemental Disclosure - Accretion and dividends accrued for redeemable Class A Preferred Stock; Class B Preferred Stock; and Class D Preferred Stock of $5,053,000, $6,555,000 and $6,439,000 have been excluded from the Statements of Cash Flows for the years ended December 31, 1999, December 31, 2000 and February 2, 2002, respectively. Accretion and dividends accrued of $778,000 have been excluded from the Statement of Cash Flows for the 34-day period ended February 3, 2001. The effect of the fair value adjustment to the Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock of $3,832,000, as more fully discussed in Note 6, was excluded from the Statement of Cash Flows for the year ended February 2, 2002.


       Revenue Recognition - The Company recognizes revenue at the time of sale of merchandise to the Company's customers. Net sales include the sale of merchandise, net of returns, and exclusive of sales taxes.


       Earnings Per Share - Earnings per share is presented on a basic and diluted basis. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

       Comprehensive income - Comprehensive income is reported in accordance with SFAS No. 130, Reporting Comprehensive Income. Comprehensive income does not differ from the consolidated net income presented in the consolidated statements of operations.

       Business Segments - An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate

                                KIRKLAND'S, INC.

financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. The Company's business is operated as one operating segment.

       Recent Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS 142 goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The Company had goodwill, net of accumulated amortization, of $1,472,000, $1,465,000 and $1,382,000 as of December 31, 2000, February 3, 2001 and February 2, 2002, respectively. The Company applied the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. The Company ceased amortization of goodwill in accordance with SFAS 142 and performed a test for impairment as of the date of adoption and will test again during 2002 in the month the Company expects to perform its annual testing in future years. The Company will test for impairment on an annual basis or more frequently when events and circumstances indicate that a impairment may have occurred. The application of SFAS 141 and SFAS 142 did not have a significant impact on the Company's financial condition or results of operations.


                                     YEAR ENDED
                             ---------------------------   34 DAYS ENDED     YEAR ENDED
                             DECEMBER 31,   DECEMBER 31,    FEBRUARY 3,     FEBRUARY 2,
                                 1999           2000           2001             2002
                             ------------   ------------   -------------    -----------
                                     (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Reported net loss allocable
  to common
  shareholders:............    $  (994)       $(7,870)        $(3,434)        $(4,656)
Add back: Goodwill
  amortization.............         79             83               7              83
                               -------        -------         -------         -------
Adjusted net loss allocable
  to common
  shareholders:............    $  (915)       $(7,787)        $(3,427)        $(4,573)
                               =======        =======         =======         =======
Earnings per share (basic
  and diluted):
Reported net loss allocable
  to common
  shareholders:............    $ (0.20)       $ (1.30)        $ (0.46)        $ (0.62)
Add back: Goodwill
  amortization.............       0.02           0.01            0.00            0.01
                               -------        -------         -------         -------
Adjusted net loss allocable
  to common
  shareholders:............    $ (0.18)       $ (1.29)        $ (0.46)        $ (0.61)
                               =======        =======         =======         =======


       In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of this standard did not have a significant impact on the Company's financial condition or results of operations.

                                KIRKLAND'S, INC.

NOTE 2 - EQUITY TRANSACTIONS AND CAPITAL STRUCTURE

  EQUITY TRANSACTIONS

  Recapitalization

       On June 12, 1996, the Company completed a leveraged recapitalization (the "Recapitalization") pursuant to which Advent International Group, through affiliated entities, ("Advent"), a private equity investment firm, became the largest beneficial owner of the Company. The Recapitalization permitted the founding shareholders of the Company to realize a portion of their investment in cash. As a result of the Recapitalization, the capital structure of the Company changed to consist of two classes of redeemable convertible preferred stock ("Class A Preferred Stock" and "Class B Preferred Stock"), a class of mandatorily redeemable preferred stock ("Class C Preferred Stock") and common stock. At the time of the Recapitalization, the Company discontinued its subchapter S corporation election and became a C corporation for federal income tax purposes. Since a new capital structure was formed, the existing retained earnings of the Company were transferred to additional paid-in capital so that a new historical accumulation of earnings could begin post-recapitalization. Distributions of cash and securities to the former shareholders of the Company made immediately subsequent to the Recapitalization were recorded to retained earnings, creating a negative retained earnings balance of $116 million at the beginning of the post-recapitalization period.

  August 2000 Equity Offering


       On August 8, 2000, the Company and certain of its existing shareholders completed an additional equity offering of $20 million. Investors in the offering received shares of redeemable convertible preferred stock ("Class D Preferred Stock") and common stock. The new equity offering included the following components:



       - A contribution of $7.5 million in cash from shareholders affiliated with Advent ($3.8 million) and a management employee of the Company ($3.7 million) in exchange for a total of 916,397 shares of common stock at $0.01 per share and 16,667 shares of Class D Preferred Stock at $449.99 per share.



       - A conversion of a $5.0 million note held by a management employee of the Company to equity through an exchange of the principal on the note for 610,913 shares of common stock at $0.01 per share and 11,111 shares of Class D Preferred Stock at $449.99 per share.



       - The repayment of a $7.5 million term note. The term note had been provided to the Company in conjunction with an amendment (see Note 6) to its Senior Debt Agreement and Supplemental Loan Agreement. Of the $7.5 million advanced under the term note, $4.1 million had been collateralized by a pledge from certain shareholders of the Company, and $3.4 million had been loaned to the Company by shareholders affiliated with Advent. The $7.5 million principal on the note was repaid through the surrender of the collateral provided by shareholders in exchange for equity, and conversion into equity of the loan advanced by shareholders affiliated with Advent. Total consideration received by shareholders in connection with the term note repayment was 916,397 shares of common stock at $0.01 per share and 16,667 shares of Class D Preferred Stock at $449.99 per share.



       In conjunction with the equity offering, the Company also issued warrants to purchase an aggregate of 305,429 shares of the Company's common stock for $0.01 per share. The warrants were issued to the investors in the equity offering on a pro-rata basis in relation to their participation in the total offering. The warrants were considered to have nominal value at August 8, 2000, based upon the market value received in exchange for common shares in the equity offering.

                                KIRKLAND'S, INC.

       Capital Structure - As a result of the aforementioned capital transactions, the charter of Kirkland's, Inc. was amended to establish the following capital structure.

  Common Stock


       At February 2, 2002, the authorized capital of Kirkland's, Inc. included 27,491,350 shares of voting common stock. The holders of the common stock have one vote per share and are not entitled to cumulative voting in the election of directors.


  Redeemable Convertible Preferred Stock (Class A, Class B and Class D)

       The Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock have voting privileges on par with common shareholders and have liquidation values of $30,749,000; $10,654,500; and $20,000,000, respectively, plus accrued dividends. The dividends are cumulative and accrue from 4% to 10% compounded quarterly (see Note 6). The Class D Preferred Stock has a redemption preference over all other classes of stock of the Company. The Class A Preferred Stock and Class B Preferred Stock can be redeemed in whole or in part at the option of the Company once all Class D Preferred Stock and Class C Preferred Stock have been redeemed. The Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock are redeemable at our option after the earliest to occur of June 12, 2004 or the closing of a liquidity event (as defined). The Class A Preferred Stock and Class B Preferred Stock must be redeemed in equal proportions. Additionally, at the option of 60% of the holders, all of the outstanding Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock, other than any shares being redeemed at our option, will automatically convert into common stock upon the occurrence of an initial public offering of the Company's common stock at a rate equal to the liquidation value plus accrued dividends, divided by the initial public offering price.

       The following table summarizes the components of the carrying value of each class of redeemable convertible preferred stock (in thousands):

                                      PREFERRED A   PREFERRED B   PREFERRED D    TOTAL
                                      -----------   -----------   -----------   -------
Original Face Amount................    $30,749       $10,655       $20,000     $61,404
Accrued Dividends...................     18,152         6,505         2,372      27,029
                                        -------       -------       -------     -------
Liquidation Value at February 2,
  2002..............................     48,901        17,160        22,372      88,433
Unamortized Issue Discount..........         --            --           (79)        (79)
Unamortized modification adjustment
  (see Note 6)......................     (1,812)         (419)         (829)     (3,060)
                                        -------       -------       -------     -------
Carrying Value at February 2,
  2002..............................    $47,089       $16,741       $21,464     $85,294
                                        =======       =======       =======     =======

                                KIRKLAND'S, INC.

NOTE 3 - PROPERTY AND EQUIPMENT

       Property and equipment is comprised of the following (in thousands):

                                              DECEMBER 31,   FEBRUARY 3,   FEBRUARY 2,
                                                  2000          2001          2002
                                              ------------   -----------   -----------
Land........................................    $   402        $   402       $   402
Buildings...................................      3,460          3,460         3,460
Equipment...................................     10,430         10,438        12,916
Furniture and fixtures......................     25,889         25,850        23,706
Leasehold improvements......................     15,791         15,786        12,406
Projects in process.........................      2,088          2,143           623
                                                -------        -------       -------
                                                 58,060         58,079        53,513
Less accumulated depreciation...............     32,013         32,397        29,765
                                                -------        -------       -------
                                                $26,047        $25,682       $23,748
                                                =======        =======       =======

NOTE 4 - ACCRUED EXPENSES

       Accrued expenses are comprised of the following (in thousands):


                                              DECEMBER 31,   FEBRUARY 3,   FEBRUARY 2,
                                                  2000          2001          2002
                                              ------------   -----------   -----------
Accrued compensation........................    $   759        $   891       $ 3,838
Sales taxes payable.........................      3,458          1,678         1,234
Percentage rent accrual.....................        441            460           827
Gift certificates and store credits.........      2,597          2,323         2,992
Accrued interest payable....................      6,416          7,613        12,352
Other.......................................        571          1,110         1,326
                                                -------        -------       -------
                                                $14,242        $14,075       $22,569
                                                =======        =======       =======


NOTE 5 - INCOME TAXES

       The provision (benefit) for income taxes consists of the following (in thousands):


                                       YEAR ENDED
                               ---------------------------   34 DAYS ENDED   YEAR ENDED
                               DECEMBER 31,   DECEMBER 31,    FEBRUARY 3,    FEBRUARY 2,
                                   1999           2000           2001           2002
                               ------------   ------------   -------------   -----------
Current
  Federal....................    $ 2,563        $   318         $    --        $  222
  State......................        629            124              --           270
                                 -------        -------         -------        ------
                                   3,192            442              --           492
                                 -------        -------         -------        ------
Deferred
  Federal....................     (2,008)        (1,092)         (1,363)        1,295
  State......................       (377)            77            (256)           (5)
                                 -------        -------         -------        ------
                                  (2,385)        (1,015)         (1,619)        1,290
                                 -------        -------         -------        ------
                                 $   807        $  (573)        $(1,619)       $1,782
                                 =======        =======         =======        ======

                                KIRKLAND'S, INC.

       Significant components of the Company's deferred tax assets are as follows (in thousands):


                                              DECEMBER 31,   FEBRUARY 3,   FEBRUARY 2,
                                                  2000          2001          2002
                                              ------------   -----------   -----------
Current deferred tax assets
  Inventory valuation methods...............     $  772        $  663        $  502
  Accruals..................................      1,367           708           873
                                                 ------        ------        ------
                                                  2,139         1,371         1,375
                                                 ------        ------        ------
Noncurrent deferred tax assets
  Property and equipment....................        546           601            --
  Stock warrants valuation..................         --            --         4,403
  Other.....................................        630           603           835
  Net operating loss and credit
     carryforwards..........................      3,234         5,593         2,111
  Valuation allowance.......................       (200)         (200)         (200)
                                                 ------        ------        ------
                                                  4,210         6,597         7,149
                                                 ------        ------        ------
Noncurrent deferred tax liability
  Property and equipment....................         --            --         1,846
                                                 ------        ------        ------
Net noncurrent deferred tax asset...........      4,210         6,597         5,303
                                                 ------        ------        ------

Total deferred tax assets...................     $6,349        $7,968        $6,678
                                                 ======        ======        ======


       A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35.0% to income before income taxes for the periods indicated below, respectively, is as follows:


                                       YEAR ENDED
                               ---------------------------   34 DAYS ENDED   YEAR ENDED
                               DECEMBER 31,   DECEMBER 31,    FEBRUARY 3,    FEBRUARY 2,
                                   1999           2000           2001           2002
                               ------------   ------------   -------------   -----------
Statutory Federal income tax
  rate.......................      35.0%         (35.0)%         (35.0)%         35.0%
State income taxes, net of
  Federal income tax
  effect.....................       3.4           (4.2)           (3.9)           4.8
Benefit from surtax
  exemptions.................     (21.2)           1.0             1.0             --
Deferred taxes: impact of
  merger on state NOL's......        --            4.4              --             --
Non-deductible stock
  compensation...............        --             --              --           11.9
Other........................      (0.6)           3.5              --           (1.7)
                                  -----          -----           -----          -----
                                   16.6%         (30.3)%         (37.9)%         50.0%
                                  =====          =====           =====          =====



      Prior to the Company's reorganization of its corporate structure on December 31, 1999, the Company received a tax benefit from surtax exemptions due to graduating tax rates applicable to the separate corporate entities under the previous corporate structure. Differences in the federal statutory rate and the Company's effective rate included in "other" above include non-deductible goodwill amortization and business meals and entertainment expense offset by rate differentials in the establishment of the deferred tax asset.

                                KIRKLAND'S, INC.

       At December 31, 2000, February 3, 2001, and February 2, 2002, the Company was in a net operating loss carryforward position for federal taxes and in certain states. These loss carryforwards aggregated approximately $10.8 million and $14.5 million for federal purposes and $6.7 million and $10.0 million for state purposes as of December 31, 2000 and February 3, 2001, respectively. As of February 2, 2002, the Company had $4.7 million in net operating loss carryforwards for federal purposes and $4.3 million in certain states. These carryforwards will expire, if unused, in 2004 through 2021. During the year ended December 31, 2000, certain state loss carryforwards were disallowed. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has established a valuation allowance, as it is more likely than not that certain net operating loss carryforward items will expire unused.

NOTE 6 - INDEBTEDNESS

       Indebtedness consists of the following (in thousands):


                                                    DECEMBER 31,   FEBRUARY 3,   FEBRUARY 2,
                                                        2000          2001          2002
                                                    ------------   -----------   -----------
Senior Credit Facility:
  Senior Debt (Tranche A), principal and interest
    payable quarterly at varying amounts through
    June 2002, interest at a floating rate, as
    defined in the credit agreement (average rate
    of 9.8% in 2000, 11.9% in the 34-day period
    ended February 3, 2001 and 5.6% in 2001)......    $  1,667      $  1,667       $    --
  Senior Debt (Tranche B), principal and interest
    payable quarterly at varying amounts through
    June 2002, interest at a floating rate, as
    defined in the credit agreement (average rate
    of 10.8% in 2000, 12.4% in the 34-day period
    ended February 3, 2001 and 8.5% in 2001)......      45,677        45,677        38,177
  Revolving credit facility, interest at a
    floating rate, as defined in the credit
    agreement (average rate of 9.2% in 2000, 11.9%
    in the 34-day period ended February 3, 2001
    and 8.2% in 2001).............................      20,000        20,000            --
                                                      --------      --------       -------
                                                        67,344        67,344        38,177
Senior Subordinated Notes, interest payable
  quarterly, principal due in June 2003 (average
  rate of 13.5% in 2000, 15.0% in the 34-day
  period ended February 3, 2001 and 15.0% in
  2001)...........................................      20,000        20,000        20,000
Mandatorily redeemable preferred stock, Class C,
  interest at 9% annually.........................      17,122        17,122        17,122
                                                      --------      --------       -------
                                                       104,360       104,363        75,299
Less:
  Unamortized debt discount.......................         106           103            60
  Current portion.................................      29,167        29,167        38,177
                                                      --------      --------       -------
  Total long-term indebtedness....................    $ 75,193      $ 75,196       $37,062
                                                      ========      ========       =======


       Senior Credit Facility - The senior credit facility as amended (the "Senior Debt Agreement") entered into in connection with the Recapitalization (see Note 2), with a syndicate bank group provides for $65 million in senior term debt (Tranche A $20 million and Tranche B $45 million) and a $20 million revolving line of credit ("Line of Credit"). The Line of Credit requires a 30-day consecutive zero balance between January 1 and March 1 of each year. The Company is required to pay a commitment fee to the

                                KIRKLAND'S, INC.

bank at a rate per annum equal to .5% of the unused portion of the Line of Credit. Borrowings under the Tranche A term loan and the Line of Credit bear interest at a floating rate (the higher of the federal funds rate plus .5% or the prime rate) plus 2.25% or a Eurodollar Rate, as defined in the Senior Debt Agreement, plus 3.25%. Borrowings under the Tranche B term loan bear interest at a floating rate (the higher of the federal funds rate plus .5% or the prime rate) plus 2.95% or a Eurodollar Rate, as defined, plus 3.95%.


       On July 7, 1999, the Company entered an amendment to its Senior Debt Agreement and Supplemental Loan Agreement. The amendment provided an additional $2.5 million in borrowings under the Tranche B term loan and a term note (the "Term Note") for $7.5 million due June 2000. Of the $7.5 million advanced under the Term Note, $3.4 million was loaned by shareholders affiliated with Advent and $4.1 million was collateralized by cash and letters of credit supplied by other shareholders of the Company. In conjunction with the amendment, the Company issued warrants to purchase an aggregate of 871,311 shares of common stock of the Company for $0.01 per share. The warrants were issued to certain shareholders of the Company in consideration for collateralizing the principal on the Term Note or advancing a portion of the borrowings represented by the Term Note. The warrants were considered to have nominal value at July 7, 1999, based upon a fair value analysis of the Company's common stock. On August 8, 2000, the Term Note was repaid through the surrender of the collateral provided by shareholders in exchange for equity and conversion into equity of the loan advanced by shareholders affiliated with Advent (see Note 2).


       Effective June 19, 2001, the Company completed an amendment to its Senior Debt Agreement with its senior bank syndicate, whereby all previous financial covenant violations were waived and new financial covenant requirements were established for the duration of the amended agreement. As of February 2, 2002, the Company was in compliance with all financial covenants. In May 2002, the Company completed a refinancing of its senior credit facility (see Note 13).


       Subordinated Note Agreement - Concurrent with the Senior Debt Agreement, the Company entered into a Senior Subordinated Note and Warrant Purchase Agreement (the "Subordinated Note Agreement") with a group of preferred shareholders providing for $20 million in subordinated notes. The notes have a maturity date of June 30, 2003 and bear interest at the rate of 12.50% per annum. The holders of the subordinated notes also received warrants to purchase, for $0.01 per share, 654,569 shares of common stock of the Company. Additional warrants ("Incentive Warrants") were reserved for the holders of the notes, entitling them to purchase, for $0.01 per share, an additional 264,852 shares of common stock of the Company if a liquidity event achieving certain valuation targets had not occurred prior to December 31, 1999. This condition not having been met, the Incentive Warrants became exercisable to the holders of the notes effective January 1, 2000. Under the original provisions of this agreement, all of these warrants could be sold back (i.e. put) to the Company at the holders' option on the maturity date of the debt for fair market value, as defined in the Subordinated Note Agreement. An initial value of $300,000 was allocated to the 919,421 warrants and recorded as a discount on the related debt. This discount is being amortized over the life of the notes.



       Prior to January 1, 1998, at which time the holders of the warrants agreed to terminate their put option, the warrants were marked to market based upon the fair value of the underlying common stock as of each period end. Upon termination of the put option the recorded liability of $879,000 was reclassified as equity. The put option was reinstated on December 31, 1999. The 919,421 warrants were determined to have nominal value based upon a fair value analysis of the Company's common stock. At December 31, 2000 and February 2, 2002, the warrants were marked to market resulting in accretion of $0 and $11,315,000, respectively, based upon the fair value of the underlying common stock. The put option was terminated again on February 3, 2002.

                                KIRKLAND'S, INC.

       Concurrent with the June 19, 2001 amendment to the senior credit facilities, the Company also entered into an amendment of its Subordinated Note Agreement (the "Subordinated Amendment"). Pursuant to the Subordinated Amendment, all previous events of default were waived and new financial covenant requirements were established for the duration of the facility. Effective January 1, 2001, the interest rate on the subordinated notes, plus accrued interest, was increased to 15.0% per annum compounded quarterly. Effective January 1, 2002, the interest rate on the subordinated notes, plus accrued interest, was increased to 15.5% per annum. Additionally, as a condition of the Subordinated Amendment, the Company agreed to amend its charter to reduce the dividend rate on the Class A Preferred Stock and Class D Preferred Stock to 4% effective June 30, 2001. Further, the Company agreed to use its best efforts to file an amendment to the same effect with respect to the Class B Preferred Stock on or before June 30, 2001. Although the Company could not get the requisite shareholder consent with respect to the Class B Preferred Stock, in October 2001 the Company entered into an agreement with two of the shareholders of the Class B Preferred Stock whereby the dividend rate for these two shareholders was reduced to 4% effective June 30, 2001. The Company recorded a $2,269,000, $525,000 and $1,038,000 reduction to the Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock, respectively, to reflect the fair value adjustment for the change in the dividend rate at July 1, 2001. This reduction was accounted for as a contribution of capital and is being accreted to the liquidation values of each class of preferred stock over their remaining redemption periods.

       Under the Company's amended credit agreements (both senior and subordinated), the Company is required to maintain stated levels of net worth as well as comply with certain coverage ratios and limits on capital expenditures. The borrowings are collateralized by substantially all of the Company's assets.


       Mandatorily Redeemable Preferred Stock - The Class C Preferred Stock issued in conjunction with the Recapitalization (see Note 2) has a liquidation preference to the Class A Preferred Stock and the Class B Preferred Stock. The liquidation value of $17,122,000 at December 31, 2000, February 3, 2001 and February 2, 2002 is equal to the Class C Preferred Stock original face value and current carrying value. The Class C Preferred Stock has no conversion privileges (see Note 13), is non-voting and can be redeemed in whole or in part at the option of the Company at any time provided that all of the Class D Preferred Stock has been redeemed, and is mandatorily redeemable in whole at the earliest to occur of July 2004 or the closing of a liquidity event, as defined. In connection with the Class C Preferred Stock, the Company incurs interest expense equal to 9% per annum of the outstanding balance, including accrued interest compounded semi-annually. This has been reflected in interest expense in the accompanying consolidated statements of operations. At December 31, 2000, February 3, 2001 and February 2, 2002, accrued interest expense related to the Class C Preferred Stock was $5,036,000, $5,190,000, and $7,211,000,
respectively.


       Other Indebtedness - On October 15, 1998, the Company entered into a Subordinated Promissory Note Agreement (the "Promissory Note Agreement") with a management employee of the Company. Under the Promissory Note Agreement, the Company was permitted to borrow up to $5 million from this employee. The interest rate was equal to the rate specified in the Company's Line of Credit until May 1, 1999, at which time the rate increased to 2.0% higher than the rate specified in the Line of Credit. On August 8, 2000, the management employee exchanged the principal of this note for equity in the Company and received cash for the unpaid interest (see Note 2).

       The principal maturities of long-term debt outstanding at February 2, 2002 including unamortized discounts in years subsequent to 2001 are as follows:
$38,177,000 in 2002; $20,000,000 in 2003; and $17,122,000 in 2004.

                                KIRKLAND'S, INC.

NOTE 7 - LONG-TERM LEASES

       The Company leases retail store facilities and certain equipment under operating leases with terms ranging up to ten years and expiring at various dates through 2013. Most of the retail store lease agreements include renewal options and provide for minimum rentals and contingent rentals based on sales performance in excess of specified minimums. Rent expense under operating leases was $19,570,000, $22,371,000 and $24,344,000 in fiscal years 1999, 2000 and
2001, respectively, and $1,936,000 for the 34 days ended February 3, 2001. Contingent rental expense was $435,000, $199,000 and $752,000 for fiscal years 1999, 2000 and 2001, respectively, and $57,000 for the 34-day period ended February 3, 2001.

       Future minimum lease payments under all operating leases with initial terms of one year or more are as follows: $22,392,000 in 2002; $20,636,000 in 2003; $19,778,000 in 2004; $18,520,000 in 2005; $15,767,000 in 2006; and
$31,797,000 thereafter.

NOTE 8 - EMPLOYEE BENEFIT PLANS

       Stock Options - On June 12, 1996, the Company adopted the "1996 Executive Incentive and Non-Qualified Stock Option Plan" (the "Plan") which provides employees and officers with opportunities to purchase shares of the Company's common stock. The Plan authorizes the grant of incentive and non-qualified stock options and requires that the exercise price of incentive stock options be at least 100% of the fair market value of the stock at the date of the grant.


       In connection with the 1996 Recapitalization, the Company entered into agreements to grant options to two management employees. The agreements provide that each of the two management employees will receive option grants representing 2% of the fully diluted shares. The agreements further provide that future issuances of common stock shall not dilute the management employees' position and that additional grants will be awarded upon each issuance of common stock. These options become 100% vested 24 hours prior to an asset sale, public offering, or stock sale, in which the investors in the 1996 recapitalization achieve a specified internal rate of return on their invested funds. If the specified internal rate of return targets are not met upon a liquidity event, the options automatically terminate and are forfeited. Options outstanding under these agreements were 261,828, 261,828 and 434,364 at December 31, 2000, February 3, 2001, and February 2, 2002, respectively. The increase in the number of options outstanding under these agreements by 172,536 (to a total of 434,364) at February 2, 2002 occurred by virtue of the anti-dilution provisions of these agreements. No compensation expense has been recognized since the options have not vested and management believes the likelihood of exercise is remote.



       On September 28, 1999, the Company's Board of Directors re-priced certain employee options granted in 1998 to $1.73 per share, which was not less than the fair value of the Company's stock at the date of the repricing, as determined by the Company's Board of Directors. These options to purchase 125,526 shares remained outstanding at February 2, 2002. The repricing resulted in variable accounting under the provisions of APB 25 and FIN 44. The compensation charge is based on the excess of the fair value of the Company's common stock over the $1.73 exercise price of the stock options. The Company has recognized a non-cash stock compensation charge of approximately $0, $0 and $1,174,000 for fiscal years 1999, 2000 and 2001, respectively. No such charge was recorded for the 34-day period ended February 3, 2001.



       On November 27, 2001, the Company granted options to purchase 505,841 shares of common stock to certain employees at an exercise price of $1.29 per share. The estimated fair value of the Company's common stock was greater than the exercise price of the stock options on the date of grant. The Company has recognized compensation expense of approximately $46,000 for fiscal 2001 under the provisions of APB 25 in connection with this grant of employee stock options.

                                KIRKLAND'S, INC.

       The following table summarizes information about employee stock options outstanding at February 2, 2002:


              OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
-----------------------------------------------   ----------------------
                          WEIGHTED
                           AVERAGE     WEIGHTED                 WEIGHTED
RANGE OF     NUMBER       REMAINING    AVERAGE      NUMBER      AVERAGE
EXERCISE   OUTSTANDING   CONTRACTUAL   EXERCISE   EXERCISABLE   EXERCISE
 PRICES    02/02/2002       LIFE        PRICE     02/02/2002     PRICE
 $0.01        434,364       6.52        $0.01            --      $0.01
 $1.29        505,841       9.82        $1.29            --      $1.29
 $1.73        246,432       5.30        $1.73       246,433      $1.73
            ---------       ----        -----       -------      -----
            1,186,637       7.76        $0.91       246,433      $1.73
            =========       ====        =====       =======      =====


       Transactions under the Plan in each of the periods indicated are as follows:


                                                           WEIGHTED   WEIGHTED AVERAGE
                                              RANGE OF     AVERAGE     FAIR VALUE OF
                                  NUMBER      EXERCISE     EXERCISE       STOCK AT
                                 OF SHARES     PRICES       PRICE        GRANT DATE
                                 ---------   -----------   --------   ----------------
Outstanding at December 31,
  1999.........................    538,831   $0.01-$1.73    $0.89             --
  Granted......................         --            --       --             --
  Exercised....................         --            --       --             --
  Forfeited....................    (14,186)  $      1.73     1.73             --
                                 ---------   -----------    -----          -----
Outstanding at December 31,
  2000.........................    524,645   $0.01-$1.73    $0.87
  Granted......................         --            --       --             --
  Exercised....................         --            --       --             --
  Forfeited....................         --            --       --             --
                                 ---------   -----------    -----          -----
Outstanding at February 3,
  2001.........................    524,645   $0.01-$1.73    $0.87             --
  Granted
     Exercise price less than
       FMV of common stock.....    172,536   $      0.01    $0.01          $2.95
     Exercise price less than
       FMV of common stock.....    505,841   $      1.29    $1.29          $2.95
  Exercised....................    (12,646)  $      1.73     1.73             --
  Forfeited....................     (3,739)  $      1.73     1.73             --
                                 ---------   -----------    -----          -----
Outstanding at February 2,
  2002.........................  1,186,637   $0.01-$1.73    $0.91
                                 ---------   -----------    -----
  Granted (unaudited)..........         --            --       --             --
  Exercised (unaudited)........   (125,525)  $      1.73    $1.73             --
  Forfeited (unaudited)........         --            --       --             --
Outstanding at May 4, 2002
  (unaudited)..................  1,061,111   $0.01-$1.73    $0.83
                                 =========   ===========    =====



       The 505,841 options granted during the year ended February 2, 2002 with an exercise price of $1.29 per share vest ratably over three years. The 172,536 options deemed granted (by virtue of anti-dilution provisions in option agreements entered into in 1996) during the year ended February 2, 2002 with an exercise price of $0.01 per share vest immediately upon a liquidity event.

                                KIRKLAND'S, INC.

       Had compensation expense for the Company's stock option plan been determined based on the fair values at the grant date for stock option awards granted during the fiscal years 1999, 2000, and 2001 and the quarter ended May 4, 2002, the Company's pro forma net income (loss) allocable to common shareholders would have been approximately $(1,054,000), $(7,880,000), $(4,661,000) and $(1,160,000), respectively. Net loss for the 34-day period ended February 3, 2001, on a pro forma basis would have been approximately $(3,247,000). The earnings per share would have been:



                                 YEAR ENDED               34 DAYS
                         ---------------------------       ENDED       YEAR ENDED    QUARTER ENDED
                         DECEMBER 31,   DECEMBER 31,    FEBRUARY 3,    FEBRUARY 2,      MAY 4,
                             1999           2000           2001           2002           2002
                         ------------   ------------   -------------   -----------   -------------
Basic..................     $(0.21)        $(1.30)        $(0.43)        $(0.62)        $(0.15)
                            ======         ======         ======         ======         ======
Diluted................     $(0.21)        $(1.30)        $(0.43)        $(0.62)        $(0.15)
                            ======         ======         ======         ======         ======


       The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model based upon the following assumptions: expected volatility of 55%; risk-free interest rates of 5.5%; expected lives of 5 years, and no expected dividend payments. The weighted average remaining contractual life of the options was 7.2 years, 6.2 years, 7.9 years and 7.6 years for the fiscal years ended 1999, 2000 and 2001 and the quarter ended May 4, 2002, respectively. The weighted average contractual life of the options was 6.1 years at February 3, 2001.

       401(k) Savings Plan - The Company maintains a defined contribution 401(k) employee benefit plan, which covers all employees meeting certain age and service requirements. Up to 6% of the employee's compensation may be matched at the Company's discretion. This discretionary percentage was 50% of an employee's contribution subject to Plan maximums in 2001. The Company's matching contributions were approximately $82,000, $102,000 and $249,000 in 1999, 2000 and 2001, respectively. The Company has the option to make additional contributions to the Plan on behalf of covered employees; however, no such contributions were made in 1999, 2000 or 2001.

NOTE 9 - EARNINGS PER SHARE

       Basic earnings per share are based upon the weighted average number of shares outstanding. Diluted earnings per share are based upon the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options and warrants.

       The computations for basic and diluted earnings per share are as follows (in thousands, except for share and per share amounts):


                               YEAR ENDED                                                QUARTER       QUARTER
                       ---------------------------     34-DAY PERIOD     YEAR ENDED       ENDED         ENDED
                       DECEMBER 31,   DECEMBER 31,   ENDED FEBRUARY 3,   FEBRUARY 2,     MAY 5,        MAY 4,
                           1999           2000             2001             2002          2001          2002
                       ------------   ------------   -----------------   -----------   -----------   -----------
                                                                                       (UNAUDITED)   (UNAUDITED)
Numerator:
  Net loss allocable
     to common
     stock...........   $    (994)     $  (7,870)        $  (3,434)       $  (4,656)    $  (4,656)    $  (1,168)
                        =========      =========         =========        =========     =========     =========
Denominator for basic
  earnings per share:
  Average number of
     common shares
     outstanding.....   5,063,938      6,052,715         7,518,939        7,521,093     7,518,939     7,532,964
                        =========      =========         =========        =========     =========     =========

                                KIRKLAND'S, INC.

                               YEAR ENDED                                                QUARTER       QUARTER
                       ---------------------------     34-DAY PERIOD     YEAR ENDED       ENDED         ENDED
                       DECEMBER 31,   DECEMBER 31,   ENDED FEBRUARY 3,   FEBRUARY 2,     MAY 5,        MAY 4,
                           1999           2000             2001             2002          2001          2002
                       ------------   ------------   -----------------   -----------   -----------   -----------
                                                                                       (UNAUDITED)   (UNAUDITED)
Denominator for
  diluted earnings
  per share:
  Average number of
     common shares
     outstanding.....   5,063,938      6,012,715         7,518,939        7,521,093     7,518,939     7,532,964
                        ---------      ---------         ---------        ---------     ---------     ---------
                        5,063,938      6,012,715         7,518,939        7,521,093     7,518,939     7,532,964
                        =========      =========         =========        =========     =========     =========
  Basic earnings per
     share...........   $   (0.20)     $   (1.30)        $   (0.46)       $   (0.62)    $   (0.62)    $   (0.16)
                        =========      =========         =========        =========     =========     =========
  Diluted earnings
     per share.......   $   (0.20)     $   (1.30)        $   (0.46)       $   (0.62)    $   (0.62)    $   (0.16)
                        =========      =========         =========        =========     =========     =========



       The calculation of fully diluted earnings per share for December 31, 1999, December 31, 2000, and February 3, 2001 and February 2, 2002 excludes stock options outstanding of 538,830, 524,645, 524,645 and 1,290,444 respectively and outstanding warrants of 2,096,160 as their effect would be anti-dilutive.


NOTE 10 - RELATED PARTIES

       Inventory is purchased in the ordinary course of business from an entity formerly owned by a substantial shareholder of the Company. Purchases approximated $237,000, $128,000 and $332,000 in 1999, 2000 and 2001,
respectively.

       The Company purchases inventory from a manufacturer in which one of the shareholders had a significant ownership interest. Purchases from this manufacturer totaled $292,000 and $5,000 in 1999 and 2000, respectively. The Company purchased no inventory from this manufacturer in 2001.

       The Company rents aircraft from an entity owned by a substantial shareholder. Rental expense approximated $63,000, $92,000 and $23,000 in 1999, 2000 and 2001, respectively.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

       Financial instruments which potentially subject the Company to concentration of risk are primarily cash and cash equivalents. The Company places its cash and cash equivalents in insured depository institutions and attempts to limit the amount of credit exposure to any one institution within the covenant restrictions imposed by the Company's debt agreements.

       The Company has employment agreements with two key management employees and a consulting agreement with another individual, all of whom were shareholders of the Company prior to the Recapitalization. The employment agreements as amended expire in May 2006 and require annual aggregate salary payments of $450,000. The consulting agreement expires on the earlier of a liquidity event or June 12, 2003. The Company recorded expenses related to this agreement of $679,000 during fiscal 1999, 2000 and 2001, and approximately $57,000 during the 34-day period ended February 3, 2001. These three individuals own all of the outstanding Class C Preferred Stock (see Note 6).

       The Company is party to pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company's management is of the opinion

                                KIRKLAND'S, INC.

that it is unlikely that these proceedings and claims will have a material effect on the financial condition, operating results or cash flows of the Company.

NOTE 12 - CONSULTING CONTRACT


       In July 2001, the Company entered into a three-year contract with a consultant to provide services to the Company for $16,667 per month. The contract is cancelable by either party upon 30 days notice. Under the terms of the agreement, the consultant was also granted a warrant to purchase 103,807 shares of the Company's common stock for $0.01 per share. The warrant only becomes exercisable upon the consummation of a liquidity event, as defined, and, following the occurrence of such an event, may be exercised until the later of July 1, 2005 or twelve months following the termination of the consulting contract. At the date of a liquidity event, the Company may choose to settle the warrant for a cash payment equal to the excess of the fair value of 103,807 shares of the Company's common stock over the exercise price of the warrant. The Company will measure and record the amount of the expense related to this arrangement at the date of a liquidity event, based upon the fair value of the warrant at that date.


NOTE 13 - SUBSEQUENT EVENTS

       In May 2002, the Company completed a refinancing of its senior secured credit facility. The Company entered into a new, three-year senior secured credit facility that includes a $45 million revolving credit facility ($30 million for the first six months of each calendar year) and a $15 million term loan. The revolving credit facility bears interest at a floating rate equal to the prime rate or LIBOR plus 2.25%, at the Company's election. Borrowings under the new revolving credit facility are subject to certain conditions and events of default the most restrictive of which are the maintenance of certain minimum levels of operating profit minus capital expenditures and certain maximum ratios of debt to operating profit. The Company is also restricted from paying any cash dividends on any class of capital stock. The term loan bears interest at the prime rate plus 7.25%. The proceeds of the term loan, together with a total of approximately $33.6 million of a combination of available cash and borrowings under the revolving credit facility, were used (1) to repay all indebtedness (including accrued interest outstanding) outstanding under the Company's former senior secured credit facility under which $38.3 million was outstanding at May 4, 2002, (2) to pay all accrued and unpaid interest on the Company's subordinated debt, of which there was $4.7 million as of May 4, 2002 and (3) to pay $5.7 million of accrued interest associated with the Class C Preferred Stock, of which there was $7.7 million accrued and unpaid as of May 4, 2002. As a result, the interest rate on the subordinated notes was reduced from 15.5% to 12.5% and the dividend rate on the Class A, Class B and Class D Preferred Stock was increased from 4% to 10%.


       On May 4, 2002, the Company loaned $217,000 to its Executive Vice President and Chief Financial Officer. The note bears interest at the rate of 4.75% per year which is payable over the term of the note. The note matures in May 2005 and is due and payable in full at that time. The loan is collateralized by marketable securities having a value of no less than the principal amount of the loan together with 125,526 shares of our common stock owned by borrower. The pledge agreement between the Company and the borrower requires the borrower to supply additional collateral at any time the value of existing collateral falls below 125% of the then principal amount of the loan. In addition, at the request of the borrower, the Company may lend up to an additional $500,000 principal amount under the note in April 2003. Any additional principal amount would be subject to the same interest rate, principal repayment and collateral provisions as the original principal amount. The loan was approved by the board of directors and audit committee.


       As part of the Pre-Offering Transactions, in May 2002, the Company entered into a stock repurchase agreement with certain shareholders. This agreement governs the use of a portion of the proceeds from the planned initial public offering to repurchase shares of the Company's capital stock from

                                KIRKLAND'S, INC.

certain of its shareholders. The class of and number of shares of capital stock that will be repurchased will vary pro rata based upon the proceeds received in the planned initial public offering. The purchase price for each share of Class A, Class B and Class D Preferred Stock will be an amount equal to 93% of the sum of (i) the stated value of such share plus all dividends with respect to such share accrued and unpaid through the completion of the planned initial public offering. The purchase price for a share of Class C Preferred Stock will be an amount equal to 100% of the stated value of each share. The purchase price for each share of common stock will be an amount equal to 93% of the initial offering price of the planned initial public offering.


       In May 2002, the Company entered into an agreement with the Company's current Chairman under which he agreed to exchange all of his outstanding shares of Class C Preferred Stock, having an aggregate stated value of $7.9 million, into shares of the Company's common stock. The number of shares to be issued under this agreement equals the stated value of the shares of Class C Preferred Stock divided by 93% of the initial public offering price in the planned initial public offering. This 7% discount related to the inducement associated with this exchange agreement will be recorded as a charge to interest expense, and accordingly reflected as a component of the Company's earnings per share, upon the occurrence of the planned initial public offering. All of the shares acquired by the current Chairman under this exchange agreement will be sold in the planned initial public offering.

NOTE 14 - PRE-OFFERING STOCK SPLIT


       Prior to the completion of the Company's planned initial public offering, the Company intends to effect a 54.9827-for-one split of its common stock. All share and per share information in the consolidated financial statements has been retroactively restated to reflect the stock split for all periods presented.


NOTE 15 - UNAUDITED PRO FORMA BALANCE SHEET AND EARNINGS PER SHARE INFORMATION


       The unaudited pro forma balance sheet information as of May 4, 2002 gives effect to the conversion or redemption of the Class A, Class B, and Class D redeemable convertible preferred stock, the exchange of the Class C redeemable preferred stock, the repurchase of certain shares of common stock, and the exercise of all outstanding common stock warrants that is expected to occur upon the consummation of the initial public offering of the Company's common stock.



       The unaudited pro forma earnings per share information for the year ended February 2, 2002 and the quarter ended May 4, 2002 gives effect to the conversion or redemption of the Class A, Class B, and Class D redeemable convertible preferred stock and the exercise of all outstanding common stock warrants that is expected to occur upon the consummation of the initial public offering of the Company's common stock, as if they had occurred as of February 4, 2001.



       The unaudited pro forma balance sheet and pro forma earnings information does not give effect to the sale of shares by the Company in its planned initial public offering.



NOTE 16 - REVISION OF FINANCIAL STATEMENTS



       In connection with the planned initial public offering of common stock, the accompanying 2001 financial statements have been revised to reflect additional non-cash expenses for the accretion of common stock warrants and compensation charges for employee stock options. These additional expenses result from a refinement in the valuation methodology utilized in determining the estimated fair value of the

                                KIRKLAND'S, INC.

Company's common stock which is a primary determinant for measuring these non-cash charges. Following is a summary of the effect of these changes on the 2001 financial statements.



                                                        AS PREVIOUSLY REPORTED   AS ADJUSTED
                                                        ----------------------   -----------
2001:
  Net income..........................................         $ 4,579             $ 1,783
  Net loss allocable to common shareholders...........         $(1,860)            $(4,656)
  Loss per common share:
     Basic............................................         $ (0.25)            $ (0.62)
     Diluted..........................................         $ (0.25)            $ (0.62)

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


       Immediately prior to completion of this offering as a part of the Pre-Offering Transactions, $27.2 million of aggregate stated value and accrued dividends on the outstanding shares of our Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock will be converted into an aggregate of 1,511,968 shares of common stock (at an assumed initial public offering price of $18.00 per share). Additionally, prior to completion of this offering, our warrantholders will exercise all of our outstanding warrants resulting in the purchase of 2,096,139 shares of common stock. See "Related Party
Transactions - Pre-Offering Transactions." Using a portion of the net proceeds of this offering we will purchase or redeem from current shareholders $11.3 million of the outstanding stated value plus accrued and unpaid interest of our Class C Preferred Stock, $63.4 million of aggregate stated value and accrued dividends on the outstanding shares of Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock and 589,799 shares of common stock.



       The pro forma consolidated condensed balance sheet as of May 4, 2002 and the pro forma consolidated condensed statement of operations for the quarter ended May 4, 2002 which follow give effect to: (i) the refinancing of our former senior credit facility with our new senior credit facility, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," (ii) the Pre-Offering Transactions and (iii) this offering and the application of the estimated net proceeds therefrom as if such transactions had occurred as of the balance sheet date for these adjustments affecting the pro forma balance sheet and as of the beginning of the period for those adjustments affecting the pro forma statement of operations.


       The pro forma consolidated condensed statement of operations for the year ended February 2, 2002 which follows gives effect to the transactions referred to in clauses (ii) and (iii) as stated above as if such transactions had occurred as of the beginning of the period.


       In our opinion all adjustments necessary to present fairly such pro forma consolidated condensed statements of operations have been made. These unaudited pro forma consolidated condensed statements of operations are not necessarily indicative of what actual results would have been had the transactions occurred at the beginning of the respective periods nor do they purport to indicate the results of our future operations. These unaudited pro forma consolidated condensed financial statements should be read in conjunction with the accompanying notes.

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED FEBRUARY 2, 2002


                                                                                            PRO FORMA
                                                              HISTORICAL    ADJUSTMENTS    AS ADJUSTED
                                                              -----------   ------------   ------------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                                DATA)
Net sales...................................................   $ 307,213                    $  307,213
Cost of sales...............................................     200,063                       200,063
                                                               ---------                    ----------
  Gross profit..............................................     107,150                       107,150
Operating expenses:
  Other operating expenses..................................      71,993                        71,993
  Depreciation and amortization.............................       6,370                         6,370
  Non-cash stock compensation charge........................       1,220                         1,220
                                                               ---------                    ----------
  Operating income..........................................      27,567                        27,567
Interest expense:
  Senior credit facility and other indebtedness.............       6,066                         6,066
  Subordinated debt.........................................       3,693       (3,693)(b)           --
  Class C Preferred Stock...................................       2,007       (2,007)(c)           --
  Amortization of debt issue costs..........................       1,308         (147)(b)        1,161
  Accretion of common stock warrants........................      11,315      (11,315)(d)           --
Interest income.............................................        (278)                         (278)
Other expense, net..........................................        (109)                         (109)
                                                               ---------                    ----------
    Income before income taxes..............................       3,565                        20,727
Income tax provision........................................       1,782        6,716(e)         8,498
                                                               ---------      -------       ----------
    Net income..............................................       1,783                        12,229
Accretion of redeemable preferred stock and dividends
  accrued...................................................      (6,439)       6,439(f)            --
                                                               ---------                    ----------
Net income allocable to common stock(a).....................      (4,656)                       12,229
                                                               ---------                    ----------
Earnings per common share(a):
  Basic.....................................................   $   (0.62)                   $     0.71
                                                               ---------                    ----------
  Diluted...................................................   $   (0.62)                   $     0.70
                                                               ---------                    ----------
Weighted average number of common shares
  outstanding(a):
  Basic.....................................................   7,521,093                    17,186,340
                                                               ---------                    ----------
  Diluted...................................................   7,521,093                    17,554,991
                                                               ---------                    ----------


------------------------------


(a) Assumes the Pre-Offering Transactions were effected as of the beginning of the period, at an assumed initial public offering price of $18.00 per share. At a different initial public offering price, the pro forma number of shares outstanding and pro forma net earnings per share would be different. See "Related Party Transactions - Pre-Offering Transactions." A reconciliation of historical weighted average shares outstanding to pro forma weighted average shares outstanding is as follows:



                                                                BASIC        DILUTED
                                                              ----------    ----------
Historical weighted average shares outstanding..............   7,521,093     7,521,093
  New shares issued.........................................   6,174,000     6,174,000
  Exercise of common stock warrants.........................   2,096,139     2,096,139
  Exchange of Class C Preferred Stock for common stock......     472,939       472,939
  Conversion of Class A, Class B and Class D Preferred
     Stock..................................................   1,511,968     1,511,968
  Repurchase of common stock................................    (589,799)     (589,799)
  Dilution from stock options...............................          --       368,651
                                                              ----------    ----------
Pro forma weighted average shares outstanding...............  17,186,340    17,554,991
                                                              ==========    ==========

(b) Represents the interest and amortization expense reduction of $3.7 million and $0.1 million resulting from repayment of approximately $20.0 million of subordinated debt from the estimated net proceeds of this offering. See "Use of Proceeds."



(c) Represents the interest expense reduction of $2 million resulting from repayment of all outstanding mandatorily redeemable Class C Preferred Stock and amounts classified as interest associated with such preferred stock from the estimated net proceeds of this offering. See "Use of Proceeds."



(d) Represents the reduction in accretion of common stock warrants of $11.3 million resulting from the exercise of warrants as part of the Pre-Offering Transactions pursuant to irrevocable exercise notices that have been signed by the holders of the warrants.



(e) Represents the tax effect of the foregoing adjustments, resulting in an effective tax rate of approximately 41.0%.



(f) Represents the reduction in accretion and dividends accrued of $6.4 million resulting from the conversion and/or redemption of all $89.4 million of aggregate stated value and accrued dividends on our outstanding Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock (at an assumed initial public offering price of $18.00 per share).

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                                  MAY 4, 2002
                                 (IN THOUSANDS)


                                                                                            PRE-OFFERING
                                                                                                AND
                                                             REFINANCING                      OFFERING        PRO FORMA
                                                HISTORICAL   ADJUSTMENTS      SUBTOTAL      ADJUSTMENTS      AS ADJUSTED
                                                ----------   ------------     ---------     ------------     -----------
ASSETS
Current assets:
  Cash and cash equivalents...................  $  23,111      $(17,713)(a)   $   5,398                       $   5,398
  Inventories.................................     36,805                        36,805                          36,805
  Other current assets........................      4,400                         4,400                           4,400
                                                ---------                     ---------                       ---------
    Total current assets......................     64,316                        46,603                          46,603
Property and equipment, net...................     23,819                        23,819                          23,819
Other noncurrent assets.......................      2,956                         2,956                           2,956
                                                ---------                     ---------                       ---------
    Total assets..............................  $  91,091                     $  73,378                       $  73,378
                                                =========                     =========                       =========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Revolving credit facility...................         --        16,000 (a)      16,000        (1,000) (b)       15,000
  Current maturities of long-term debt........      2,250                         2,250                           2,250
  Accounts payable............................     11,429                        11,429                          11,429
  Other current liabilities...................     21,087        (1,122)(a)       9,551         (2,064)(b)        9,447
                                                                 (4,737)(a)                      1,960 (e)
                                                                 (5,677)(a)
                                                ---------                     ---------                       ---------
Total current liabilities.....................     34,766                        39,230                          38,126
                                                ---------                     ---------                       ---------
Senior debt:
  Revolving credit facility...................         --
  Senior term loan............................     34,927       (37,177)(a)      12,750                          12,750
                                                                 15,000 (a)
Subordinated debt.............................     19,951                        19,951        (20,000)(b)           --
                                                                                                    49 (c)
Class C Preferred Stock.......................     17,122                        17,122        (17,122)(b)           --
Other liabilities.............................      2,245                         2,245                           2,245
                                                ---------                     ---------                       ---------
    Total liabilities.........................    109,011                        91,298                          53,121
                                                ---------                     ---------                       ---------
Redeemable convertible preferred stock:
  Class D.....................................     21,785                        21,785        (22,597)(b)(d)         --
                                                                                                   812 (f)
  Class A.....................................     47,773                        47,773        (49,393)(b)(d)         --
                                                                                                 1,620 (f)
  Class B.....................................     17,047                        17,047        (17,422)(b)(d)         --
                                                                                                   375 (f)
Shareholders' equity (deficit):
  Common stock................................        229                           229                             229
  Paid-in capital.............................      7,644                         7,644        102,383 (b)      137,796
                                                                                                27,215 (b)
                                                                                                   554 (e)
  Loan to shareholder.........................       (217)                         (217)                           (217)
  Accumulated deficit.........................   (112,181)                     (112,181)        (2,514)(e)     (117,551)
                                                                                                   (49)(c)
                                                                                                (2,807)(f)
                                                ---------                     ---------                       ---------
    Total shareholders' equity (deficit)......   (104,525)                     (104,525)                         20,257
                                                ---------                     ---------                       ---------
    Total liabilities, redeemable preferred
      stock and shareholders' equity
      (deficit)...............................  $  91,091                     $  73,378                       $  73,378
                                                =========                     =========                       =========


------------------------------


(a) Represents the repayment of our former senior credit facility of $38.3 million (which consists of $37.2 million of principal on our former term loan and $1.1 million of accrued interest), $4.7 million of accrued interest on subordinated debt and $5.7 million of accrued interest associated with the Class C Preferred Stock with the proceeds from a new credit facility consisting of a $15 million term loan and a revolving line of credit. This refinancing transaction closed during May 2002. The maturity date for the new senior credit facility is May 2005.



(b) Assumes proceeds to us of $101.1 million from this offering, of which $20 million is used to retire subordinated debt, $11.3 million is used to redeem mandatorily redeemable Class C Preferred Stock

    (including related accruals classified as interest), $58.9 million is used to redeem $62.2 of the aggregate stated value of our outstanding Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock, $9.9 million is used to redeem shares of outstanding common stock and $1.0 million is used for working capital and general corporate purposes. Also assumes the exchange of $7.9 million of the aggregate stated value of the Class C Preferred Stock into common stock as part of the Pre-Offering Transactions.


(c) Relates to the accretion of debt discount of $49,000 associated with the early extinguishment of the subordinated debt.


(d) Assumes conversion of $27.2 million of redeemable convertible preferred stock (Class A, Class B and Class D). The conversion of preferred stock will result in additional common shares outstanding as will the redemption for cash since any cash redemption will be funded by proceeds from the offering.


(e) Reflects the recording of the following: (i) a charge in the amount of $2.0 million associated with stock options granted in July 2001 to a consultant which will become immediately exercisable upon completion of this offering and (ii) a charge in the amount of $0.6 million associated with the inducement relating to the exchange of certain Class C Preferred Stock for common stock as part of the Pre-Offering Transactions. These charges have not been reflected in the pro forma statements of operations for the year ended February 2, 2002 or the quarter ended May 4, 2002. They will be recorded in our historical statement of operations in the period that this offering occurs.

(f) Relates to the accretion of redeemable convertible preferred stock (Class A, Class B and Class D) that would occur on the date of this offering in order to increase the carrying values of each class of convertible preferred stock to their respective liquidation values.

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

                       FOR THE QUARTER ENDED MAY 4, 2002


                                                                                          PRO FORMA
                                                              HISTORICAL   ADJUSTMENTS   AS ADJUSTED
                                                              ----------   -----------   -----------
                                                                   (IN THOUSANDS, EXCEPT SHARE
                                                                       AND PER SHARE DATA)
Net sales...................................................  $   66,184                 $   66,184
Cost of sales...............................................      43,976                     43,976
                                                              ----------                 ----------
  Gross profit..............................................      22,208                     22,208
Operating expenses:
  Other operating expenses..................................      17,164                     17,164
  Depreciation and amortization.............................       1,653                      1,653
  Non-cash stock compensation charge........................         812                        812
                                                              ----------                 ----------
  Operating income..........................................       2,579                      2,579
Interest expense:
  Senior credit facility and other indebtedness.............         542         78(b)          620
  Subordinated debt.........................................         944       (944)(c)          --
  Class C Preferred Stock...................................         544       (544)(d)          --
  Amortization of debt issue costs..........................         366       (283)(e)          83
Interest income.............................................         (67)                       (67)
Other expense, net..........................................           7                          7
                                                              ----------                 ----------
    Income (loss) before income taxes.......................         243                      1,936
Income tax provision (benefit)..............................         100        695(f)          795
                                                              ----------                 ----------
    Net income (loss).......................................         143                      1,141
Accretion of redeemable preferred stock and dividends
  accrued...................................................      (1,311)     1,311(g)           --
                                                              ----------                 ----------
Net income allocable to common stock(a).....................      (1,168)                     1,141
                                                              ----------                 ----------
Earnings per common share(a):
  Basic.....................................................  $    (0.16)                $     0.07
                                                              ----------                 ----------
  Diluted...................................................  $    (0.16)                $     0.06
                                                              ----------                 ----------
Weighted average number of common shares
  outstanding(a):
  Basic.....................................................   7,532,964                 17,198,279
                                                              ----------                 ----------
  Diluted...................................................   7,532,964                 17,992,968
                                                              ----------                 ----------


------------------------------


(a) Assumes the Pre-Offering Transactions were effected as of the beginning of the period, at an assumed initial public offering price of $18.00 per share. At a different initial public offering price, the pro forma number of shares outstanding and pro forma net earnings per share would be different. See "Related Party Transactions - Pre-Offering Transactions." A reconciliation of historical weighted average shares outstanding to pro forma weighted shares outstanding is as follows:



                                                                BASIC        DILUTED
                                                              ----------    ----------
Historical weighted average shares outstanding..............   7,532,964     7,532,964
  New shares issued.........................................   6,174,000     6,174,000
  Exercise of common stock warrants.........................   2,096,139     2,096,139
  Exchange of Class C Preferred Stock for common stock......     472,939       472,939
  Conversion of Class A, Class B and Class D Preferred
     Stock..................................................   1,511,968     1,511,968
  Repurchase of common stock................................    (589,799)     (589,799)
  Dilution from stock options...............................          --       794,757
                                                              ----------    ----------
Pro forma weighted average shares outstanding...............  17,198,211    17,992,968
                                                              ==========    ==========


(b) Represents the change in interest expense between the actual amount incurred during the quarter ended May 4, 2002 under the former senior credit facility and the interest expense that would have been incurred had the new senior credit facility been in place at the beginning of the period. A 1/8% change in the interest rate would increase or decrease the pro forma adjustment by approximately $10,000.

(c) Represents the interest expense reduction of $0.9 million resulting from repayment of approximately $20.0 million of subordinated debt from the estimated net proceeds of this offering. See "Use of Proceeds."



(d) Represents the interest expense reduction of $0.5 million resulting from repayment of all outstanding mandatorily redeemable Class C Preferred Stock and amounts classified as interest associated with such preferred stock from the estimated net proceeds of this offering. See "Use of Proceeds."


(e) Represents the difference between the amount actually recorded during the quarter ended May 4, 2002 pertaining to the amortization of debt issue costs and the amortization that would have been recorded if the new senior credit facility had been in place at the beginning of the period.


(f) Represents the tax effect of the foregoing adjustments, resulting in an effective tax rate of approximately 41.0%.



(g) Represents the reduction in accretion and dividends accrued of $1.3 million resulting from the conversion and/or redemption of all $89.4 million of aggregate stated value and accrued dividends on our outstanding Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock (at an assumed initial public offering price of $18.00 per share).

              [photographs of stores, customers and merchandise]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       Through and including           , 2002 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                7,000,000 SHARES


                            (KIRKLAND'S, INC. LOGO)

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                              MERRILL LYNCH & CO.

                               CIBC WORLD MARKETS

                           SUNTRUST ROBINSON HUMPHREY

                           U.S. BANCORP PIPER JAFFRAY

                                         , 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The following table sets forth an itemization of all estimated expenses, all of which will be paid by us in connection with the issuance and distribution of the securities being registered:


NATURE OF EXPENSE                                                AMOUNT
-----------------                                                ------
SEC Registration Fee........................................   $   14,071
Nasdaq National Market Listing Fee..........................      100,000
NASD Fee....................................................       15,795
Printing and engraving fees.................................      280,000
Registrant's counsel fees and expenses......................      900,000
Selling shareholders' counsel fees and expenses.............       25,000
Accounting fees and expenses................................      250,000
Officers and Directors Liability Insurance..................       80,000
Blue Sky expenses and counsel fees..........................        5,000
Transfer agent and registrar fees...........................       10,000
Miscellaneous...............................................          134
                                                               ----------
  Total.....................................................   $1,680,000
                                                               ==========


---------------


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


       The Tennessee Business Corporation Act ("TBCA") sets forth in Sections 48-18-502 through 48-18-508 the circumstances governing the indemnification of directors, officers, employees and agents of a corporation against liability incurred in the course of their official capacities. Section 48-18-502 of the TBCA provides that a corporation may indemnify any director against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) the director reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation's best interest, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation and (iii) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director, if such director is adjudged liable on the basis that a personal benefit was improperly received. In cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation, Section 48-18-503 of the TBCA mandates that the corporation indemnify the director against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, Section 48-18-505 of the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met. Officers, employees, and agents who are not directors are entitled, through the provisions of Section 48-18-507 of the TBCA to the same degree of indemnification afforded to directors under Sections 48-18-503 and 48-18-505.

       Our charter and our bylaws will provide that we will indemnify from liability, and advance expenses to, any of our present or former directors or officers to the fullest extent allowed by the TBCA, as amended from time to time, or any subsequent law, rule, or regulation adopted. Additionally, the charter will provide that none of our directors will be personally liable to us or any of our shareholders for monetary damages for breach of any fiduciary duty except for liability arising from (i) any breach of a director's duty of loyalty to us or our shareholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distributions, or (iv) receiving any improper personal benefit.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


       Since April 1999, we sold the following securities (giving retroactive effect to a 54.9827-for-one stock split to be effected in connection with the Pre-Offering Transactions) without registration under the Securities Act:



                1. In July 1999, in connection with an additional loan from our former senior lenders, certain of our then-existing shareholders collateralized, by cash and letters of credit, $4.1 million of the additional loan or loaned funds directly to us. In consideration for this, we issued to such shareholders warrants to purchase an aggregate of 871,311 shares of common stock at $0.01 per share.



                2. In December 1999, we reorganized by merging each of the separate corporations that operated our stores and Briar Patch Management Corporation, which was our wholly-owned subsidiary, into Kirkland's Stores, Inc., a wholly owned subsidiary of Kirkland's. In conjunction with the merger, we issued 11,326 additional shares of our common stock, 2,939,230 additional shares of our Class A Preferred Stock, 1,019,535 additional shares of our Class B Preferred Stock and 541,771 additional shares of our Class C Preferred Stock to all of our then-existing shareholders in the same proportion as their ownership interests in each such class prior to the merger.



                3. In August 2000, we sold to certain then-existing shareholders, including a management shareholder, 2,443,706 shares of common stock, 44,445 shares of Class D Preferred Stock and warrants to purchase an aggregate of 305,429 shares of common stock for $0.01 per share, for an aggregate of $7.5 million in cash, the surrender of a $5.0 million note held by a management shareholder and the repayment of a $7.5 million note held by our former senior lenders.



                4. In July 2001, in connection with entering into a consulting agreement with a consultant for services to be rendered for us, we granted a stock option to such consultant to purchase 103,807 shares of common stock at an exercise price of $0.01 per share.



                5. In November 2001, we granted stock options to 30 of our employees to purchase an aggregate of 505,841 shares of common stock under our 1996 Executive Incentive and Non-Qualified Stock Option Plan at an exercise price of $1.29 per share.



                6. Between December 2001 and June 2002, we issued 143,780 shares of common stock at an exercise price of $1.73 per share to an executive officer and a former employee upon exercise of options granted between 1997 and 1998.


       We believe that the transactions described in paragraphs 1 through 6 above were exempt from registration under Section 3(b) or 4(2) of the Securities Act because the subject securities were either (i) issued pursuant to a compensatory benefit plan pursuant to Rule 701 under the Securities Act or (ii) sold to a limited group of persons, each of whom was believed to have been a sophisticated investor or to have had a preexisting business or personal relationship with us or our management and to have been purchasing for investment without a view to further distribution.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       (a) Exhibits:


EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
 **1.1   Form of Underwriting Agreement
  +2.1   Recapitalization Agreement dated June 12, 1996, by and among
         Kirkland Holdings L.L.C., Kirkland's, Inc., Certain
         Companies Affiliated with Kirkland's, Inc., Carl Kirkland,
         Robert E. Kirkland, Bruce Moore and Robert E. Alderson
         (Certain exhibits and schedules have been omitted in
         accordance with Item 601(b)(2) of Regulation S-K. A copy of such exhibits and schedules shall be furnished
         supplementally to the Securities and Exchange Commission
         upon request.) (Incorporated herein by reference to Exhibit
         2.1 to the registration statement on Form S-1 of Kirkland's filed on May 5, 1998 Registration No. 333-51517 [the "1998
         Form S-1"])
 **3.1   Amended and Restated Charter of Kirkland's, Inc.
   3.2   Form of Amended and Restated Charter of Kirkland's, Inc. (to
         become effective immediately prior to completion of this
         offering)
 **3.3   Bylaws of Kirkland's, Inc.
 **3.4   Form of Amended and Restated Bylaws of Kirkland's, Inc. (to
         become effective immediately prior to completion of this
         offering)
 **4.1   Form of Specimen Stock Certificate
   5.1   Opinion of Baker, Donelson, Bearman & Caldwell, a
         Professional Corporation
**10.1   Loan and Security Agreement dated as of May 22, 2002, by and among Kirkland's, Kirkland's Stores, Inc., Kirklands.com,
         Inc., Congress Financial Corporation (Southern) and other
         financial institutions from time to time party to the
         agreement.
 +10.2   Senior Subordinated Note Due 2003 in the amount of
         $8,000,000 dated June 12, 1996 issued to Capital Resource
         Lenders II, L.P. (Identical Senior Subordinated Notes Due
         2003, except as to the payee and the amount of the notes,
         were issued to The Marlborough Capital Investment Fund, L.P.
         ($3,800,000), Allied Capital Corporation ($3,600,000),
         Allied Capital Corporation II ($2,800,000), and Capital
         Trust Investments, Ltd. ($1,800,000) (Incorporated herein by reference to Exhibit 10.2 to the 1998 Form S-1)
**10.3   Amended and Restated Registration Rights Agreement dated as of April 15, 2002, 2002, by and among Kirkland Holdings
         L.L.C., Kirkland's, Inc., SSM Venture Partners, L.P., Joseph
         R. Hyde III, Johnston C. Adams, Jr., John H. Pontius,
         CT/Kirkland Equity Partners, L.P., R-H Capital Partners,
         L.P., TCW/Kirkland Equity Partners, L.P., Capital Resource
         Lenders II, L.P., Allied Capital Corporation, The
         Marlborough Capital Investment Fund, L.P., Capital Trust
         Investments, Ltd., Global Private Equity II Limited
         Partnership, Advent Direct Investment Program Limited
         Partnership, Advent Partners Limited Partnership, Carl
         Kirkland, Robert E. Kirkland, Robert E. Alderson, The Amy
         Katherine Alderson Trust, The Allison Leigh Alderson Trust,
         The Carl T. Kirkland Grantor Retained Annuity Trust 2001-1
         and Steven Collins
 +10.4   Consulting Agreement by and between Kirkland's and Robert E.
         Kirkland dated June 12, 1996 (Incorporated herein by
         reference to Exhibit 10.5 to the 1998 Form S-1)
**10.5   Employment Agreement by and between Kirkland's and Carl
         Kirkland dated June 1, 2002
**10.6   Employment Agreement by and between Kirkland's and Robert E.
         Alderson dated June 1, 2002
**10.7   Employment Agreement by and between Kirkland's and Reynolds
         C. Faulkner dated June 1, 2002
**10.8   Employment Agreement by and between Kirkland's and H.R.
         Harvey dated June 18, 2001
**10.9   Employment Agreement by and between Kirkland's and C. Edmond
         Wise, Jr. dated December 4, 2000
**10.10  1996 Executive Incentive and Non-Qualified Stock Option
         Plan, as amended through April 17, 2002
**10.11  2002 Equity Incentive Plan
**10.12  Employee Stock Purchase Plan

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
**10.13  Amended and Restated Shareholders Agreement dated as of
         April 15, 2002, by and among Kirkland Holdings L.L.C.,
         Kirkland's, Inc., SSM Venture Partners, L.P., Joseph R. Hyde
         III, Johnston C. Adams, Jr., John H. Pontius, CT/Kirkland
         Equity Partners, L.P., R-H Capital Partners, L.P.,
         TCW/Kirkland Equity Partners, L.P., Capital Resource Lenders
         II, L.P., Allied Capital Corporation, The Marlborough
         Capital Investment Fund, L.P., Capital Trust Investments,
         Ltd., Global Private Equity II Limited Partnership, Advent
         Direct Investment Program Limited Partnership, Advent
         Partners Limited Partnership, Carl Kirkland, Robert E.
         Kirkland, Robert E. Alderson, The Amy Katherine Alderson
         Trust, The Allison Leigh Alderson Trust, The Carl T.
         Kirkland Grantor Retained Annuity Trust 2001-1 and Steven
         Collins
**10.14  Stock Option Agreement by and between Kirkland's and Carl
         Kirkland dated June 11, 1996 as amended through April 17,
         2002
 +10.15  Stock Option Agreement by and between Kirkland's and
         Reynolds C. Faulkner dated as of February 2, 1998
         (Incorporated herein by reference to Exhibit 10.16 to the
         registration statement on Form S-1/A of Kirkland's filed on
         July 16, 1998 Registration No. 333-51517 1998 Amendment No.
         1 to Form S-1)
**10.16  Sublease Agreement by and between Southwind Properties and
         Kirkland's dated March 5, 2001
**10.17  Sublease Agreement by and between Phoenician Properties and
         Kirkland's dated February 1, 2002
**10.18  Stock Repurchase Agreement by and among Kirkland's and certain shareholders of Kirkland's dated as of May 31, 2002
**10.19  Letter Agreement by and between Kirkland's and Robert E.
         Kirkland dated June 3, 2002
**10.20  Exchange Agreement by and between Kirkland's and Carl
         Kirkland dated May 31, 2002
**10.21  Special Bonus Agreement by and between Kirkland's and Carl
         Kirkland dated June 1, 2002
**10.22  Special Bonus Agreement by and between Kirkland's and Robert
         E. Alderson dated June 1, 2002
**10.23  Promissory Note for up to $717,000 by Reynolds C. Faulkner
         in favor of Kirkland's dated May 4, 2002
  10.24  Security Agreement by Reynolds C. Faulkner and Mary Ruth
         Faulkner in favor of Kirkland's effective as of May 4, 2002.
**21     Subsidiaries of Kirkland's
  23.1   Consent of PricewaterhouseCoopers LLP
  23.2   Consent of Baker, Donelson, Bearman & Caldwell, a
         Professional Corporation (included in Exhibit 5.1)
**24.1   Power of Attorney (included on signature pages)


---------------

** Previously filed.
 + Incorporated by reference.

       (b) Financial Statement Schedules:

       All schedules have been omitted because they are not applicable, not required or the required information is included in the Financial Statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

       The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

                (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                (ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Tennessee, on the 18th day of June, 2002.


                                          KIRKLAND'S, INC.

                                          By: /s/  ROBERT E. ALDERSON
                                            ------------------------------------
                                              Robert E. Alderson
                                              Chief Executive Officer


       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                    TITLE                       DATE
                  ---------                                    -----                       ----



           /s/ ROBERT E. ALDERSON               President, Chief Executive Officer     June 18, 2002
---------------------------------------------    and Director (Principal Executive
             Robert E. Alderson                              Officer)




          /s/ REYNOLDS C. FAULKNER                Executive Vice President, Chief      June 18, 2002
---------------------------------------------     Financial Officer and Director
            Reynolds C. Faulkner                   (Principal Financial Officer)




           /s/ CONNIE L. SCOGGINS                  Vice President of Finance and       June 18, 2002
---------------------------------------------     Treasurer/Controller (Principal
             Connie L. Scoggins                         Accounting Officer)




              /s/ CARL KIRKLAND                        Chairman of the Board           June 18, 2002
---------------------------------------------
                Carl Kirkland




                      *                                      Director                  June 18, 2002
---------------------------------------------
            Alexander S. McGrath




                      *                                      Director                  June 18, 2002
---------------------------------------------
              David M. Mussafer




                      *                                      Director                  June 18, 2002
---------------------------------------------
             R. Wilson Orr, III




                      *                                      Director                  June 18, 2002
---------------------------------------------
               John P. Oswald

                  SIGNATURE                                    TITLE                       DATE
                  ---------                                    -----                       ----





                      *                                      Director                  June 18, 2002
---------------------------------------------
                Murray Spain




         *By: /s/ ROBERT E. ALDERSON
  -----------------------------------------
             Robert E. Alderson
              Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  3.2     Form of Amended and Restated Charter of Kirkland's, Inc. (to
          become effective immediately prior to completion of this
          offering)
  5.1     Opinion of Baker, Donelson, Bearman & Caldwell, a
          Professional Corporation
 10.24    Security Agreement by Reynolds C. Faulkner and Mary Ruth
          Faulkner in favor of Kirkland's effective as of May 4, 2002
 23.1     Consent of PricewaterhouseCoopers LLP
 23.2     Consent of Baker, Donelson, Bearman & Caldwell, a
          Professional Corporation (included in Exhibit 5.1)